

Rabobank Nederland
Directoraat Control Rabobank Groep

Sender UC-G 717, Postbus 17100, 3500 HG Utrecht

Visiting address Croeselaan 18, Utrecht

Telephone 00 31 302162615
Fax 61928

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.





05011794

SUPPL

Our reference BB/jcd
Date Oktober 7, 2005

Subject **Rabobank Nederland Rule 12g3-2(b) File No. 82-5010**

The enclosed Interim Report 2005,press releases from the period September 2005 and the Pricing Supplements of September 2005 are being furnished to the Securities and Exchange Commission (the "**SEC**") on behalf of Rabobank Nederland (the "**Bank**") pursuant to the exemption from the Securities Exchange Act of 1934 (the "**Act**") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Yours sincerely,
Rabobank Nederland

Prof.dr.ir.Bert Bruggink
Executive Board / CFO Rabobank Group



Rabobank

Latest News

01 September 2005

Rabobank divests Gilde Investment Management

Rabobank has announced that it has sold its subsidiary Gilde Investment Management to the current management effective August 2005. Gilde is a provider of risk-bearing capital and has been part of the Rabobank Group since 1996. Gilde's range of active funds is currently comprised of the Gilde Buy-Out funds I, II and III, Gilde Europe Food & Agribusiness Fund BV (Gilde Biotech) and Gilde Participaties BV (Gilde Equity Investments).

Hans ten Cate, member of the Executive Board of Rabobank Group: 'Independence will place Gilde Investment Management in a stronger position to attract investors. It constitutes the best conceivable strategic option for Gilde. Rabobank will, however, continue to invest in Gilde funds.'

Boudewijn Molenaar, Chairman of the Board of Gilde Investment Management: 'We are pleased that we have been able to reach an agreement with Rabobank. This arrangement provides Gilde with greater scope to further expand its leading position in the market for large and medium-sized buy-outs.'

Gilde Investment Management focuses primarily on situations involving business succession, buy-outs and the growth of innovative companies. Gilde provides the companies it invests in with access to a network of entrepreneurs, sparring partners and advisors. Gilde currently has a staff of 34 FTEs. The divestment from the Rabobank Group will not have any employment consequences. Gilde Investment Management currently has EUR 1.5 billion in funds under management.

Rabobank will remain active as a provider of risk-bearing capital through Rabo Private Equity that invests in Dutch companies via buy-outs and growth financing. Rabo Private Equity focuses on minority participating interests and currently has invested capital of EUR 150 million.

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Rabobank



Latest News

05 September 2005

Rabobank moderately positive about economy

Rabobank's Chairman of the Executive Board applauds government measures to support purchasing power

The Rabobank economists forecast that the Dutch economy will continue to strengthen cautiously in the second half of 2005. They put forward this view in their document on the state of the economy that was published in connection with the presentation of the interim figures of the Rabobank Group today. At this presentation the Chairman of the Executive Board, Bert Heemskerk, said that he applauds the Dutch government's measures to support purchasing power. "The government has pledged that a reduction in the tax and premium burden is on the way for consumers, but it has failed to include the business community in these measures. So even though the increase in the tax and premium burden connected with the new healthcare system is now being reversed, self-employed persons will not be any better off in the revised situation. And the business community is ultimately the engine of the economy," says Heemskerk.

Rabobank expects that the favourable development of the world economy will continue to support exports. The outlook for investment also appears to be good. This picture of economic recovery is confirmed by the growth in Rabobank's business lending. Dutch companies also clearly have a healthy solvency position. The Rabobank economists further ascertain that 2005 will still be a difficult year for some sectors, such as the retail trade.

While private consumption continues to be the missing link for the time being, there are signs indicating that private consumption is also set to pick up next year. The prospects for the labour market have improved in particular. The Dutch government's pledge to improve purchasing power furthermore offers prospects for higher growth in consumption. House prices will also continue to rise (by an expected 2% in 2005 and 2.5% in 2006).

Other anticipated international and national developments and Rabobank's views concerning the recently announced Dutch government measures are

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outlined in the enclosed economic document produced by the Rabobank Knowledge and Economic Research department.

State of the economy document

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Latest News

05 September 2005

Rabobank Group's net profit rises 12%

Steady profit growth in the first half of 2005

- Net profit up 12%
- Income up 5%
- Expenses down 1%
- Savings up 6%
- Private sector lending up 7%
- Tier 1 ratio 10.9

In the first six months of 2005, Rabobank Group saw its net profit increase by 12%, to EUR 941 (840) million. The healthy growth in lending was due in part to interest rates being at an all time low. The tighter interest margin caused by the competition on the mortgage loan market meant that growth in net interest was limited. In contrast, commission and other income rose sharply. Lower operating expenses in combination with higher income led to a strong increase in net profit. Bert Heemskerk, chairman of the Executive Board of Rabobank Group: "We are satisfied with our results for the first half of the year. The profit growth is in line with our long-term target and we are on course to achieve our strategic goals in the Netherlands and abroad. All group units contributed to the improved results."

Results (in EUR millions)	*2005-I*	*2004-I*	*change*
Interest	3,667	3,611	2%
Commission	1,299	1,121	16%
Other income	148	119	24%
Total income	**5,114**	**4,851**	**5%**
Staff costs	2,085	2,033	3%
Other operating expenses	1,327	1,405	-6%
Total expenses	**3,412**	**3,438**	**-1%**
Gross result	**1,702**	**1,413**	**20%**
Value adjustment to receivables	249	172	45%
Operating profit before taxation	**1,453**	**1,241**	**17%**
Net profit	**941**	**840**	**12%**
Ratio's			
Efficiency ratio	66.7%	70.9%	
Return on reserves	9.6%	10.4%	
Balance sheet (in EUR billions)	***30-jun-05***	***31-dec-04***	
Total assets	509.9	483.8	5%
Private sector lending	270.2	252.2	7%
Savings	83.3	78.3	6%
Total risk weighted assets	208.6	196.2	6%
Capital ratios			
BIS ratio	11.3	10.9	
Tier 1 ratio	10.9	10.9	
FTEs	50,294	50,216	0%

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Press release



RABOBANK GROUP'S NET PROFIT RISES 12%

Steady profit growth in the first half of 2005

- **Net profit up 12%**
- **Income up 5%**
- **Expenses down 1%**
- **Savings up 6%**
- **Private sector lending up 7%**
- **Tier 1 ratio 10.9**

In the first six months of 2005, Rabobank Group saw its net profit increase by 12%, to EUR 941 (840)[1] million. The healthy growth in lending was due in part to interest rates being at an all time low. The tighter interest margin caused by the competition on the mortgage loan market meant that growth in net interest was limited. In contrast, commission and other income rose sharply. Lower operating expenses in combination with higher income led to a strong increase in net profit. Bert Heemskerk, chairman of the Executive Board of Rabobank Group: "We are satisfied with our results for the first half of the year. The profit growth is in line with our long-term target and we are on course to achieve our strategic goals in the Netherlands and abroad. All group units contributed to the improved results."

Outlook for the full year 2005
Rabobank expects a limited increase in income in the remainder of the year due to shrinking interest margins. "Rabobank Group will have to continue to keep a tight rein on costs for the rest of the year. This should lead to total expenses for the whole of 2005 remaining at the same level as for 2004. Barring unforeseen circumstances, we therefore expect to maintain net profit growth at a minimum of 12% for the full year," said Heemskerk today during the press conference.

---

[1] *The figures between brackets in this press release are the figures for the corresponding period of 2004.*

Rabobank Nederland
Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 (0)30 216 39 04, fax +31 (0)30 216 19 16,,
www.rabobankgroep.nl

Results (in EUR millions)	*2005-I*	*2004-I*	*change*
Interest	3,667	3,611	2%
Commission	1,299	1,121	16%
Other income	148	119	24%
Total income	**5,114**	**4,851**	**5%**
Staff costs	2,085	2,033	3%
Other operating expenses	1,327	1,405	-6%
Total expenses	**3,412**	**3,438**	**-1%**
Gross result	**1,702**	**1,413**	**20%**
Value adjustment to receivables	249	172	45%
Operating profit before taxation	**1,453**	**1,241**	**17%**
Net profit	**941**	**840**	**12%**
Ratio's			
Efficiency ratio	66.7%	70.9%	
Return on reserves	9.6%	10.4%	
Balance sheet (in EUR billions)	*30-jun-05*	*31-dec-04*	
Total assets	509.9	483.8	5%
Private sector lending	270.2	252.2	7%
Savings	83.3	78.3	6%
Total risk weighted assets	208.6	196.2	6%
Capital ratios			
BIS ratio	11.3	10.9	
Tier 1 ratio	10.9	10.9	
FTEs	**50,294**	**50,216**	**0%**

Income

Rabobank Group's total income for the first half of 2005 went up 5% to EUR 5,114 million, mainly thanks to higher commission and other income. Net interest income, which increased by 2% to EUR 3,667 million, was under pressure due to the low interest rates and a flattening yield curve. The growth in lending and higher income from early mortgage repayments on refinancing helped to ensure that net interest income went up. The interest margin fell, however.

Commission income grew by 16% to EUR 1,299 million, mainly thanks to higher asset management fees. Increased commission on funds transfers and services also contributed to this growth.

Other income went up by EUR 29 million to EUR 148 million, partly due to the favourable investment results achieved by Interpolis.

Expenses down

Total operating expenses fell by 1% to EUR 3,412 million, evidence of the strict cost control policy producing benefits. Staff costs rose 3% to EUR 2,085 million, mainly due to the regular salary rises. There was a slight increase in the workforce compared with the end of December 2004. While the number of employees in the Netherlands fell, this was more than offset by the growth in activities abroad.

The restructuring of the Rabobank Nederland organisation under the banner '*Operatie Service*', which is due to be completed by the end of 2006, is progressing according to plan. Almost half of the planned reduction of the workforce by 1,200 FTEs has already been achieved. A provision of EUR 120 million was formed for 'Operatie Service' in 2004. In the first half of 2005, an addition of EUR 86 million was made to this provision. Despite this addition, other operating expenses fell by 6% to EUR 1,327 million, due in part to higher additions to provisions in the first half of 2004.

The efficiency ratio improved from 70.9% to 66.7% thanks to lower costs and higher income.

Increase in value adjustments to receivables but stable risk-related costs
The item value adjustments to receivables, which reflects the risk-related costs, increased by EUR 77 million to EUR 249 million as a result of the extremely small additions to the provisions for the wholesale and international retail banking business in the first half of 2004. Calculated on an annual basis, risk-related costs amounted to 25 basis points of average risk-weighted items. This is a few points below the long-term average.

Operating profit before taxation up 17%
Operating profit before taxation went up 17% to EUR 1,453 million, with all group units, except for other activities, contributing to this increase.

Operating profit before taxation by group unit (in EUR millions)


1,000
800
600
400
200
0
-200
-400
22%
11%
26%
74%
39%
32%
-118%
Jun 04
Jun 05
Domestic retailbanking
Wholesale and international retailbanking
Asset management and investments
Insurance
Leasing
Real estate
Other

Higher tax burden
A tax charge of EUR 426 million was recorded for the first six months of 2005, representing an effective tax burden of 29.3%, compared with 25.8% in the same period of 2004. The higher tax burden can be attributed to a decrease in tax-free income.

Net profit up 12%
Net profit increased by EUR 101 million to EUR 941 million, a rise of 12%.

Rabobank Nederland
Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

Financial targets
The targets for net-profit growth of 12% and a Tier I ratio of at least 10 were achieved. At 30 June 2005, the Tier I ratio was 10.9, comfortably exceeding the target. The BIS ratio improved from 10.9 to 11.3 due to the issue of a subordinated bond loan of EUR 1 billion.

The target return on equity of 10% was not met. Calculated on an annual basis, the return on equity was 9.6%.

Private sector lending up 7%
Total lending - comprising private sector lending, public sector lending and professional securities transactions - rose by 6% to EUR 292.2 (274.9) billion. The largest component, private sector lending, amounted to EUR 270.2 billion. Growth in this sector was 7% in the past six months. Of the total private sector lending, 52% consists of loans to private individuals, 31% to the trade, industry and services sector and 17% to the food & agri sector. Lending to the food & agri sector covers the entire supply chain from the primary agricultural sector to the food retail businesses. The strong growth in the food & agri sector was mainly due to international retail activities.

Further increase in savings
Funds entrusted fell by 2% in the first half of the year to EUR 174 (177) billion. On the other hand, savings increased by 6% to EUR 83 billion, with the share of the savings market in the Netherlands growing to over 39%. While the internet savings portion of total savings increased from 43% to 46%, this was at the expense of telesavings and traditional savings. The margin earned on savings improved slightly.

As in Belgium, Rabobank is now also offering internet banking services in Ireland under the name RaboDirect. Clients in Ireland are able to open savings accounts, purchase units in investment funds and, in the future, will also be able to purchase other financial products. Rabobank's decision to launch an internet bank in this country was prompted by the expanding Irish economy and the increasing use of the internet.

STRATEGIC DEVELOPMENTS

Increase in interest in Eureko
In April 2005, Rabobank and Eureko announced that Interpolis would merge with Achmea in exchange for an interest in Eureko. These merger plans are without a doubt the most important strategic move made by Rabobank Group in the past six months. Following the merger, Rabobank will have a 37% interest in Eureko. The merger is expected to be completed later this year.

Acquisition of Sekerbank
At the beginning of July 2005, Rabobank Group signed an agreement for the acquisition of 51% of the shares in Sekerbank, involving an amount of EUR 109 million. After purchasing this interest, Rabobank Group plans to acquire a larger majority interest in Sekerbank by means of a public bid for the remaining shares.

Rabobank Nederland
Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

Rabo Development Program successful
The activities of the Rabobank Development Program are proving successful. At the end of August, the government of Tanzania announced that Rabobank, together with several Tanzanian partners, will be allowed in principle to acquire a 49% joint interest in the National Financial Microfinance Bank.

Moreover, Rabobank is in negotiation with a rural cooperative bank in China. These negotiations, originally started together with the International Finance Corporation (part of the World Bank) and the Chinese Hangzhou Rural Credit Cooperative Union, are now reaching completion and are aimed at acquiring a joint interest of 24.9%.

Sale of Effectenbank Stroeve
In April 2005, Rabobank Group announced that it would sell Effectenbank Stroeve to Kredietbank Luxembourgeoise. The grounds for this decision was the extensive overlap of the activities of Effectenbank Stroeve with those of the local Rabobanks and other group entities. The sale was finalised in July.

Sale of Gilde Investment Management
Gilde Investment Management, the investment company of the Gilde group, was sold on 1 August, after the end of the reporting period, to the company's management. The sale has no impact on the holdings held by Rabobank Group in the Gilde funds.

Rabobank Nederland
Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16,
pressoffice@rn.rabobank.nl

DOMESTIC RETAIL BANKING

The domestic retail banking operations – consisting of the local Rabobanks and Obvion – achieved an operating profit before taxation of EUR 841 million, an increase of 22% on the same period of last year.

Results (in EUR millions)	*2005-I*	*2004-I*	*change*
Interest	2,033	1,918	6%
Commission	673	654	3%
Other income	42	36	17%
Total income	**2,748**	**2,608**	**5%**
Staff costs	924	883	5%
Other operating expenses	874	936	-7%
Total expenses	**1,798**	**1,819**	**-1%**
Gross result	**950**	**789**	**20%**
Value adjustment to receivables	109	101	8%
Operating profit before taxation	**841**	**688**	**22%**
Risk-related costs (in basis points)	**17**	**17**	**0%**
Balance sheet (in EUR billions)	*30-jun-05*	*31-dec-04*	
Total assets	209.2	201.8	4%
Private sector lending	193.2	183.9	5%
Savings	76.0	71.9	6%
Total risk weighted assets	129.4	124.9	4%
FTEs	**28,764**	**28,970**	**-1%**

Income up 5%

Despite the fact that the economic recovery in the Netherlands did not materialise, income went up by 5% to EUR 2,748 million. The bulk of this increase was attributable to higher net interest, which increased by EUR 115 million to EUR 2,033 million.

The housing market in the Netherlands continues to be strong, thanks to the interest rates being at an all time low and the persistent shortage of owner-occupied houses for sale. The number of mortgage transactions rose slightly compared with the same period last year, as many borrowers took the opportunity of the low interest rates to refinance their mortgage loan at a lower rate. The total of the refinancing fees, in the form of penalty interest, paid by those clients was significantly higher in the first half of 2005 compared with the same period of 2004. This contributed to the 6% increase in net interest. The interest margin was slightly up on 2004 thanks to the higher penalty interest. However, excluding penalty interest, the interest margin shrank fractionally. The tighter interest margin reflects the fierce competition on the mortgage loan market during the past period, fought mainly through advertising campaigns and special offers in the form of additional discounts.

Commission income rose by 3% to EUR 673 million as a result of higher commission on funds transfers and insurance.

Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

Fall in operating expenses

Total operating expenses fell by EUR 21 million in the first half of 2005, to EUR 1,798 million. Staff costs went up 5% to EUR 924 million, but this was more than offset by the 7% drop in other operating expenses. The higher staff costs were attributable to regular salary rises and the increased use of temporary staff. The size of the workforce declined by 1%.

The efficiency ratio improved from 69.7% in the first half of 2004 to 65.4% in the first half of 2005.

Virtually no change in risk-related costs

The item value adjustments to receivables went up by EUR 8 million to EUR 109 million. This increase is in line with the growth in lending. As in 2004, the risk-related costs, calculated on an annual basis, amounted to 17 basis points of the average risk-weighted items.

Private sector lending up 5%

Loans granted to the private sector grew 5% in the first half of the year, to EUR 193 billion. At the end of June 2005, loans to private individuals were up 6% on the end of 2004, with total outstanding loans to private individuals amounting to EUR 135.8 (128.0) billion. The greater part of this amount relates to loans secured by mortgages. The share of the mortgage loan market held by Rabobank's domestic retail banking business rose from 25.2% in 2004 to 25.9% in the first half of 2005, of which 21.1% (20.6%) can be attributed to the local Rabobanks and 4.8% (4.6%) to Obvion.

Lending to corporate clients increased by EUR 1.5 billion to EUR 57.4 (55.9) billion, mainly thanks to the trade, industry and services sector. Lending to this sector grew 4% in the first six months of the year to EUR 37.4 (35.9) billion, primarily due to increases in the construction, retail and transport sectors. Lending to the agricultural sector was more or less unchanged, with total loans to this sector amounting to EUR 20.1 (20.0) billion at the end of June.

Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

WHOLESALE BANKING AND INTERNATIONAL RETAIL BANKING

In the first half of 2005, the wholesale banking and international retail banking operations achieved an operating profit before taxation of EUR 374 million, up 11% on the same period of 2004. This increase can be attributed mainly to the impressive 13% growth in income.

Results (in EUR millions)	*2005-I*	*2004-I*	*change*
Interest	663	705	-6%
Commission	210	154	36%
Other income	206	92	124%
Total income	**1,079**	**951**	**13%**
Staff costs	378	343	10%
Other operating expenses	220	260	-15%
Total expenses	**598**	**603**	**-1%**
Gross result	**481**	**348**	**38%**
Value adjustment to receivables	107	12	792%
Operating profit before taxation	**374**	**336**	**11%**
Risk-related costs (in basis points)	**49**	**6**	**717%**
Balance sheet (in EUR billions)	*30-jun-05*	*31-dec-04*	
Total assets	351.3	334.7	5%
Private sector lending	51.1	45.0	14%
Total risk weighted assets	46.2	40.1	15%
FTEs	**5,711**	**5,499**	**4%**

Income up 13%

Income increased by 13% to EUR 1,079 million for the first half of 2005, mainly thanks to higher income at Country Banking. Global Financial Markets, too, reported a higher profit, partly due to the growth of structured credit products. Despite fierce competition in Australia and the US, and the resulting lower interest margins, the country banking activities generated more income. Income reported by Corporate Finance was down on the first half of 2004. The structured finance products, in particular, suffered from difficult market conditions and clearly declining interest in the market for this type of product, which led to fewer transactions. This could be offset only in part by the good results reported by Leveraged Finance, which benefited from the low interest rates.

Decrease in operating expenses

Total operating expenses fell by EUR 5 million to EUR 598 million. This decrease is entirely attributable to other operating expenses, which dropped 15% to EUR 220 million mainly as a result of lower non-recurring costs. Staff costs went up by 10% to EUR 378 million, primarily due to regular salary rises, higher pension costs and an increase in the number of FTEs.

Risk-related costs at long-term average
Value adjustments to receivables jumped from EUR 12 million in the first half of 2004 to EUR 107 million in the first half of 2005. Consequently, risk-related costs calculated on an annual basis came to 49 basis points of the average risk-weighted items, in line with the average of the past five years. The addition in the first half of 2004 was exceptionally low as a result of a release of provisions.

Corporate bank of the year
Rabobank has once again been awarded the title 'Corporate Bank of the Year', following a survey by the Dutch financial daily *Het Financieele Dagblad*, Vallstein consultancy and Erasmus University. The survey was conducted among companies with turnover exceeding EUR 10 million. Rabobank scored particularly well on the quality of its services.

Lending shows strong growth
Private sector lending climbed 14% to EUR 51.1 billion, with the food & agri sector showing the strongest growth. Lending to this sector went up by 28% to over EUR 20 billion.

Around half of the increase in total lending was attributable to the international retail banking operations. At 30 June 2005, this business unit had loans outstanding for an amount of EUR 16.1 (13.2) billion, an increase of 22% on the end of 2004. The activities in Australia and the US in particular reported excellent growth of 30% and 33%, respectively. Growth was boosted by higher Australian dollar and US dollar exchange rates.

During the period under review, Rabobank International announced its intention to further reinforce its presence in Brazil, particularly in the field of agricultural loans. In addition, Rabobank recently issued an official public announcement of its interest in the Romanian savings bank Casa de Economii si Consemnatiuni.

Rabobank Nederland
Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

ASSET MANAGEMENT AND INVESTMENTS

Operating profit before taxation from asset management and investment operations, consisting of Robeco Group, Schretlen & Co, Effectenbank Stroeve, Alex and International Private Banking & Trust, increased by 26% to EUR 106 million, thanks to the strong growth in commission income and a modest increase in expenses.

Results (in EUR millions)	*2005-I*	*2004-I*	*change*
Interest	16	36	-56%
Commission	292	244	20%
Other income	31	31	0%
Total income	**339**	**311**	**9%**
Staff costs	135	132	2%
Other operating expenses	98	94	4%
Total expenses	**233**	**226**	**3%**
Gross result	**106**	**85**	**25%**
Value adjustment to receivables	-	1	
Operating profit before taxation	**106**	**84**	**26%**
Number of orders in the Netherlands (in EUR millions)	**2.8**	**3.1**	**-10%**
	30-jun-05	*31-dec-04*	
Assets managed and held in custody (in EUR billions)	**217**	**200**	9%
For clients	150	140	7%
Investment portfolio	67	60	12%
FTEs	**1,841**	**1,886**	**-2%**

Higher income and limited growth in expenses

Total income rose EUR 28 million to EUR 339 million, an increase of 9%. The 20% increase in commission to EUR 292 million was higher than the entire amount of this growth. In addition to higher asset management fees, there was also a relatively sharp increase in the fees for introducing new products in particular. Net interest slumped EUR 20 million to EUR 16 million due to higher interest expenses.

Operating expenses edged up 3% to EUR 233 million. Regular salary rises were largely offset by a fall in the number of FTEs.

Increase in assets managed and held in custody

Assets managed and held in custody by Rabobank Group increased by 9% to EUR 217 billion. Of this amount, EUR 67 billion relates to the Group's own investment portfolio and EUR 150 billion to assets managed and held in custody for clients.

Assets managed and held in custody for clients increased by EUR 10 billion, mainly thanks to positive investment results and a higher US dollar exchange rate. The inflow of new assets was disappointing, with just a small net inflow achieved. The US activities of Robeco in particular reported a relatively large outflow of assets following the departure of an investment team.

Of the assets managed and held in custody for clients, 46% consists of shares, 35% of fixed-interest securities and 19% of cash and other asset categories, including hedge funds and private equity.

The key Robeco Group funds, including Robeco and Rolinco, reported good investment results for the first half of the year, with their returns outstripping the benchmark.

Lower number of orders

The number of securities and in-house fund orders handled in the Netherlands fell by 10% in the past six months to 2.8 million. The local banks saw the number of orders for in-house funds rise by 3%, but this was offset by a 12% drop in the number of securities orders. Alex, too, was not able to match the level of orders handled in the first half of 2004 and saw its number of orders drop by 7%.

Rabobank Nederland

Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

INSURANCE

Rabobank Group's insurance activities had an excellent six months. Interpolis reported an operating profit before taxation of EUR 223 million, an increase of 74%, thanks to a sharp rise in the result from operations and higher realised price gains on investments.

Results (in EUR millions)	*2005-I*	*2004-I*	*change*
Operating profit before taxation	**223**	**128**	**74%**
Result from operations	149	92	62%
Result from investments	74	36	106%
Premium income	**2,236**	**2,204**	**1%**
Life insurance	1,203	1,270	-5%
Non-life insurance	907	846	7%
Reinsurance	126	88	43%
Income from services	**120**	**124**	**-3%**
Pension services	68	67	1%
Occupational health & safety and reintegration	49	52	-6%
Other	3	5	-40%
	30-jun-05	*31-dec-04*	
Solvency	233%	225%	
FTEs	**5,189**	**5,173**	**0%**

Impressive increase in result from operations
The result from operations for the first half of the year amounted to EUR 149 million, compared with EUR 92 million for the same period of last year. This represents a rise of 62%. This increase is mainly due to the good results from non-life insurance activities (private individuals and businesses) of EUR 84 (47) million. Growth, combined with lower claims paid and lower costs, led to a sharp increase in profit.

Despite falling premium income, the result on life insurance activities went up by 4% to EUR 27 million. The result achieved by the People & Work sector also increased, mainly due to lower costs and favourable claim amounts paid. This sector focuses on occupational health & safety and reintegration activities and on income protection insurance in the event of illness or disability.

Increase in realised price gains on investments
Realised price gains on investments of EUR 74 million were more than double the amount for the same period of 2004. This increase is attributable to higher realised gains on the bonds and share investment portfolio, partly thanks to the lower interest rates and higher share prices.

Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

Higher reserves and solvency
Reserves at 30 June 2005 amounted to EUR 2.0 billion, against EUR 1.8 billion at year-end 2004. The increase is attributable to a higher revaluation reserve due to the higher prices on the bond and share markets and the addition of the result for the period. As a result of the reserves increase, the solvency position at the end of June 2005 further improved, reaching 233% of the requirement set by the Dutch Central Bank.

Premium income remains steady
Premium income increased fractionally in the first six months of the year to EUR 2,236 million, compared with EUR 2,204 million for the same period of 2004. The success of the *Alles in één Polis®* and *Bedrijven Compact Polis* policies helped boost the income from non-life insurance activities by 7% to EUR 907 million.

Income from life insurance activities dropped by 5% to EUR 1.2 billion. A shift was visible in life insurance taken out by private individuals from single premium policies to recurring premium policies. The income from single premium policies and immediate annuities stagnated mainly as a result of the stiff competition on these markets.

Rabobank Nederland
Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

LEASING

Operating profit before taxation of De Lage Landen, Rabobank Group's leasing subsidiary, increased by 39% in the first half of 2005 to EUR 114 million, thanks to higher income and lower risk-related costs.

Results (in EUR millions)	*2005-I*	*2004-I*	*change*
Interest	248	226	10%
Commission	24	14	71%
Other income	81	74	9%
Total income	**353**	**314**	**12%**
Staff costs	116	102	14%
Other operating expenses	76	75	1%
Total expenses	**192**	**177**	**8%**
Gross result	**161**	**137**	**18%**
Value adjustment to receivables	47	55	-15%
Operating profit before taxation	**114**	**82**	**39%**

Risk-related costs (in basis points)	**68**	**82**	**-17%**

	30-jun-05	*31-dec-04*	
Lease portfolio (in EUR billions)	**14.6**	**12.9**	**13%**
Europe	7.4	7.0	7%
America	6.9	5.8	20%
Rest of the world	0.2	0.1	36%

FTEs	**2,906**	**2,749**	**6%**

Steady growth in income and expenses

Income went up 12% to EUR 353 million. This growth is in line with that for the past few years. The majority of the increase was attributable to net interest, which went up by 10% to EUR 248 million. The growth in this item was therefore lower than the growth of the lease portfolio, because of the declining interest margins caused mainly by lower interest rates on new loans granted in the US. The higher commission income was due to a reclassification of other income as commission.

Total operating expenses rose by 8% to EUR 192 million. This increase is fully attributable to the 14% rise in staff costs to EUR 116 million, caused by a 6% increase in the workforce due to organic growth, regular salary rises and higher pension costs.

Decrease in value adjustments to receivables

The item value adjustments to receivables decreased by EUR 8 million to EUR 47 million. This decline reflects the improved quality of the lease portfolio, which was already visible in the second half of 2004. Calculated on an annual basis, risk-related costs amounted to 68 basis points of the average lease portfolio, a fall of 14 basis points compared with the first half of 2004.

Rabobank Nederland
Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

Healthy growth of the lease portfolio

The lease portfolio grew by 13% in the first six months of the year to EUR 14.6 billion. Despite sluggish economic growth in Europe, De Lage Landen expanded its portfolio in this region by 7% to EUR 7.4 billion. Excellent growth was achieved in particular in the auto lease and food & agri sectors.

The higher US dollar exchange rate was one of the reasons for the 20% increase in the leasing activities in the US to EUR 6.9 billion. The highest growth rates were reported for the office equipment and food & agri sectors. The joint venture with AGCO, which focuses on the sale of lease contracts in the agricultural sector, is also performing very successfully. In Brazil, the lease portfolio increased by almost 50%.

Rabobank Nederland
Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

REAL ESTATE

The real estate operations, comprising FGH Bank and Rabo Vastgoed, performed well in the first half of the year. Operating profit before taxation increased by 32% to EUR 54 million, mainly thanks to strong growth in income.

Results (in EUR millions)	*2005-I*	*2004-I*	*change*
Interest	58	51	14%
Other income	15	7	114%
Total income	**73**	**58**	**26%**
Staff costs	10	9	11%
Other operating expenses	9	7	29%
Total expenses	**19**	**16**	**19%**
Gross result	**54**	**42**	**29%**
Value adjustment to receivables	-	1	
Operating profit before taxation	**54**	**41**	**32%**
Other data	*30-jun-05*	*31-dec-04*	
Loans portfolio (in EUR billions)	6.7	6.5	3%
Land portfolio (in hectares)	1,940	1,790	8%
FTEs	**301**	**291**	**3%**

Strong increase in income and expenses
Net interest earned by the real estate operations went up by 14% to EUR 58 million. This increase is fully attributable to the growth of the loan portfolio. Other income doubled to EUR 15 million, thanks to higher commission and project results, as well as higher income from participating interests.

Operating expenses climbed 19% to EUR 19 million, mainly as a result of higher staff costs due to an increase in the number of FTEs and an increase in operating expenses, including higher consultancy fees.

Expansion of loan portfolio
The forecast cautious recovery of the commercial real estate market in the Netherlands did not materialise in the first half of the year. While the demand for office premises did increase slightly, the supply of such premises also remained high. The retail market is also suffering due to lower consumer spending, which puts pressure on income. Despite the continued slump in the commercial real estate market, the loan portfolio of FGH Bank expanded by 3% to EUR 6.7 billion. New business amounted to over EUR 1.2 billion, most of which related to investment financing.

Order portfolio enlarged
The order portfolio of Rabo Vastgoed showed healthy growth. At 30 June 2005, the total land portfolio amounted to 1,940 hectares, an 8% increase compared with year-end 2004. The total land portfolio has a potential capacity of over 27,000 houses and more than 700,000 m^2 in commercial floor space. The housing construction sector developed favourably for Rabo Vastgoed. Following a drop in sales of new houses in 2004, almost 800 houses were sold in the first half of 2005.

CORPORATE SOCIAL RESPONSIBILITY

During the presentation of its 2004 Annual Responsibility and Sustainability Report, Rabobank announced its plan to pursue a more businesslike approach to corporate social responsibility (CSR). The pioneering stage, which focused specifically on raising awareness within the Bank, has now been completed. We are now entering the stage of increasing objectivity and review by setting priorities, meeting specific objectives and integrating CSR in the core activities.

Priorities
Priority is being given to the key banking processes. For example, preparations are being made this year for implementing CSR criteria as part of credit risk management, both for large corporates and small and midsize enterprises. This is aimed not only at risk management, but also and predominantly at helping our clients to better anticipate the market opportunities arising from the increased focus of society on sustainability.

Positive assurance report on Annual Responsibility and Sustainability Report
We have also made progress in the reporting of our CSR activities, evidenced by our Annual Responsibility and Sustainability Report 2004. Rabobank Group can boast that it is the first bank in the Netherlands whose Annual Responsibility and Sustainability Report contained a (partially) positive assurance report issued by an external auditor.

Rabobank concludes the largest ever green financing deal
With a market share of 50%, Rabobank has been market leader in the field of tax-friendly green financing for many years. Rabobank once again demonstrated and reinforced this leading role in the first half of 2005 by granting the largest ever green financing loan to Afval Energie Bedrijf of the municipality of Amsterdam. Via a reserved issue of Rabo Green Bonds, our investment clients in Amsterdam and surrounding areas were successfully encouraged to contribute to the financing of this innovative waste-to-energy company.

Greener lease scheme
Finally, as part of our own operations, we have decided to use more environment-friendly leased cars (greener lease scheme). In this way, Rabobank wishes to make its contribution to the reduction of CO_2 emissions.

Rabobank Nederland
Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

CONSOLIDATED BALANCE SHEET (after profit appropriation)[2]

(in EUR millions)	*30/06 2005*	*31/12 2004*
Assets		
Cash	8,006	7,269
Banks	43,646	41,050
Financial assets held for trading purposes	34,458	32,646
Other financial assets carried at fair value with changes in value taken to profit or loss	28,393	32,498
Derivatives	33,326	32,035
Lending	292,168	274,925
Financial assets available for sale	54,480	48,320
Financial assets held to maturity	2,165	2,207
Participating interests	710	712
Goodwill and other intangibles	311	206
Property and equipment in use by the Bank	3,375	3,313
Property not in use by the Bank	444	478
Deferred tax asset	1,210	1,076
Other assets	7,181	6,900
Total assets	509,873	483,635
Liabilities		
Banks	94,569	96,444
Funds entrusted	173,747	177,482
Derivatives and other trading liabilities	37,614	39,171
Liabilities arising from trading activities	6,804	7,090
Debt securities	137,402	109,460
Other liabilities	10,010	7,669
Liabilities arising from insurance activities	19,114	17,882
Provisions	1,102	1,081
Deferred taxation	496	306
Provision for employee schemes	1,965	1,958
Subordinated loans	3,296	2,129
	486,119	460,672
Member Capital	3,851	3,840
Retained earnings and other reserves	14,798	13,978
Trust Preferred Securities III to VI	2,075	1,876
Reserves	20,724	19,694
Third-party interests	3,030	3,269
Group equity	23,754	22,963
Total equity and liabilities	509,873	483,635

[2] *The figures for 2004 have not been audited.*

Rabobank Nederland
Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

CONSOLIDATED PROFIT AND LOSS ACCOUNT[3]

(in EUR millions)		First half of 2005		First half of 2004
Interest		3,667		3,611
Commission		1,299		1,121
Other income		148		119
Total income		5,114		4,851
Staff costs	2,085		2,033	
Other administrative expenses	1,185		1,243	
Depreciation and capitalised costs	142		162	
Total expenses		3,412		3,438
Value adjustments to receivables		249		172
Operating profit before taxation		1,453		1,241
Tax on operating profit		426		320
Operating profit/Group profit after taxation		1,027		921
Third-party interests		86		81
Net profit		941		840

[3] *The figures for 2004 have not been audited.*

Rabobank Nederland
Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

MOVEMENTS IN RESERVES[4]

(in EUR millions)	First half of 2005	First half of 2004
Balance reserves at 1 January	19,694	16,280
Net profit	941	840
Payments on Member Capital	(101)	(108)
Payments on Trust Preferred Securities III to VI	(46)	-
Other	236	(10)
Balance reserves at 30 June	20,724	17,002

CASH FLOW STATEMENT[4]

(in EUR millions)	First half of 2005	First half of 2004
Balance of cash and cash equivalents at 1 January	6,862	6,772
Net cash flow from operating activities	(21,538)	(10,905)
Net cash flow from investing activities	(6,906)	911
Net cash flow from financing activities	29,162	12,590
Balance of cash and cash equivalents at 30 June	7,580	9,368

[4] *The figures for 2004 have not been audited.*

Rabobank Nederland
Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

REVIEW REPORT

Introduction

We have reviewed the interim figures of Rabobank Group[5] for the six month-period ended June 30, 2005, as set out on page 18 up to and including page 20 of this interim report. These interim figures are the responsibility of Rabobank Nederland's executive board, with it's statutory seat in Amsterdam. Our responsibility is to issue a report on these interim figures based on our review.

Scope

We conducted our review in accordance with standards for review engagements generally accepted in the Netherlands. These standards require that we plan and perform the review to obtain moderate assurance about whether the interim figures are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and therefore provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Opinion

Based on our review, nothing has come to our attention that causes us to believe that these interim figures do not comply with the summary of accounting principles set out on page 23 up to and including page 25. This summary describes how International Financial Reporting Standards ('IFRS') have been applied under IFRS 1, including the assumptions the executive board has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when the executive board prepares its first complete set of IFRS financial statements as at December 31, 2005.

[5] *Rabobank Group consists of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA in Amsterdam, its affiliated Rabobanks, Interpolis NV in Tilburg, Robeco Groep NV in Rotterdam, De Lage Landen International BV in Eindhoven, Schretlen & Co NV in Amsterdam, Effectenbank Stroeve NV in Amsterdam, FGH Bank NV in Utrecht, Rabohypotheekbank NV in Amsterdam, Onderlinge Waarborgmaatschappij Rabobanken BA in Amsterdam and their group companies.*

Emphasis of matter
Without qualifying our opinion above, we draw attention to the fact that the annexe within page 23 up to and including page 25 explains why there is a possibility that due to continued developments in (endorsed) IFRS the interim financial statements may require adjustment before constituting the final IFRS financial statements. Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements with comparative financial information and explanatory notes can provide a fair presentation of the company's financial position, and results of operations in accordance with IFRS.

Utrecht, September 1, 2005

For Ernst & Young Accountants

N.M. Pul

Chr.J. Westerman

ANNEXE: Application of IFRS

General

With effect from 1 January 2005, Rabobank Group, in line with listed companies in the European Union, applies International Financial Reporting Standards (IFRS) for external reporting purposes.

Rabobank Group has adopted all IFRS standards endorsed as at 31 December 2004, with the exception of one area. The IASB recently published a new framework on the designation of financial liabilities (and assets) to be valued at fair value via the profit and loss account (fair value option). Rabobank Group applies these revised standards to certain debt instruments. The revised standards have not yet been endorsed by the European Commission, but this is expected to happen later this year. This change enables us to continue to manage such instruments in a manner consistent with our current risk management methods. Given the recent nature of the IASB's proposal, the impact for 2004 is not yet known, and therefore the comparative figures presented could change.

At the beginning of 2006, Rabobank Group will present its 2005 financial statements fully in accordance with IFRS standards then approved by the European Commission. The standards approved at that time may be different from the standards the Bank currently applies. For this reason, the comparative figures as presented might change.

Summary of accounting policies under IFRS

Application dates

IFRS allow a choice of first-time application dates for certain standards. Rabobank has opted for application of IAS 32 and IAS 39 as from 1 January 2004.

Accounting policies

On certain subjects, IFRS offer a choice of accounting treatment. For the main choices, Rabobank has opted for the following treatment[6]:

- Recording on transaction date: all purchases and sales of financial assets for which the transfer of the asset takes place within a set period in line with standard market practice are recognised on the transaction date. Under Dutch GAAP, some of these transactions were recognised on the settlement date.
- Buildings for the Bank's own use, tangible and intangible fixed assets are carried at cost, less accumulated depreciation or amortisation and impairments. Under Dutch GAAP, property in use by the Bank was carried at current cost, derived from their replacement value based on continuity and functionality.
- Interests in joint ventures are consolidated proportionally (same treatment as under Dutch GAAP).
- Investment property is carried at fair value, with changes in value taken to the profit and loss account (same treatment as under Dutch GAAP).

[6] For some subjects, IFRS are compared with Dutch GAAP for clarification purposes. These accounting policies are set out in Rabobank Group's 2004 financial statements.

Rabobank Nederland
Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

- Pensions: Rabobank continues to apply the corridor method under IFRS. The corridor was set at nil on 1 January 2004.
- Under Dutch GAAP, goodwill was charged direct to reserves, whereas under IFRS goodwill is capitalised.
- Under Dutch GAAP, the provision for loan losses was calculated as a general provision. Under IFRS, an impairment adjustment is recognised on receivables if there are indications that this is necessary. For this purpose, IFRS prescribes the discounting of expected future cash flows.
- Under Dutch GAAP, deferred tax items were carried at present value. Under IFRS, a deferred tax item is carried at its non-discounted value. This impact of this change is limited.

A number of IFRS rules are discussed below.

Derivatives

IFRS stipulate that derivatives be recognised on the balance sheet at fair value. Changes in the fair value are taken direct to the profit and loss account. Under Dutch GAAP, only derivatives held for trading purposes were recognised on the balance sheet. Rabobank Group applies the fair value hedge method for derivatives which it uses to limit the interest rate risk of certain assets. Under this method, changes in the fair value of the derivative are added to or deducted from the carrying value of the hedged asset or liability. The additions and deductions are also taken to the profit and loss account, so that the adjustments cancel each other out.

Financial instruments

IFRS identify four categories of financial asset, prescribing a different valuation method for each category:
- Loans and receivables: valued at amortised cost less any necessary impairments, with the regular amortisation taken to profit or loss;
- Investments held to maturity: consisting of instruments with fixed or negotiable payments, which Rabobank definitely intends and is able to hold until maturity. The valuation method is the same as that for loans and receivables;
- Financial assets: carried at fair value, with changes in value taken to profit or loss, comprising:
  (i) financial assets held for trading purposes, and
  (ii) financial assets that Rabobank irrevocably recognises at fair value on acquisition, with changes in value taken to profit or loss;
- Financial assets available for sale (residual category): carried at fair value with changes in value taken direct to reserves. On the sale of such assets, the related amounts taken to reserves are recognised in the profit and loss account. Under Dutch GAAP, the swap results on investments were recognised as interest income evenly over the remaining terms to maturity of the corresponding securities.

Financial liabilities are carried at amortised cost, with the exception of derivatives, items in trading portfolios, and a few liabilities for which the fair value option is applied.

Consolidation

Equity interests are consolidated if the substance of the relationship indicates that Rabobank has control over them. Interests in joint ventures – contractual agreements under which Rabobank and other parties enter into an economic activity over which

Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16, pressoffice@rn.rabobank.nl

they exercise joint control – are consolidated proportionally. Investments in associated companies – investments in which Rabobank has significant influence but no control, and usually holds between 20% and 50% of the voting rights – are accounted for using the equity method. Non-consolidated interests held by venture capital companies are carried at fair value, with changes in value being taken direct to the profit and loss account (under Dutch GAAP they are accounted for via the revaluation reserve).

First-time adoption of IFRS
IFRS 1, First-time Adoption of International Financial Reporting Standards, requires a retroactive application of IFRS on the first application. In order to simplify the application of IFRS, the standard includes optional exemptions. Rabobank applies the following exemptions:

Business combinations that were effected before 1 January 2004 will not be restated under IFRS. Accordingly, the goodwill paid and charged to reserves before this date will not be adjusted.

Employee benefits. IFRS offers the possibility to include all the outstanding actuarial profits and losses, which were not yet recognised in the profit and loss account, under reserves in the opening balance sheet. Rabobank applies this option. Rabobank will also apply the corridor method under IFRS (from 1 January 2004), according to which actuarial differences within a defined range are not taken to the profit and loss account.

Cumulative translation differences. The cumulative translation differences for all foreign activities were set to nil on the transition date to IFRS. Any profit or loss made on the disposal of a foreign activity will not take into account translation differences that arose prior to the date of transition to IFRS.

Rabobank Nederland
Communication Department, P.O. Box 17100, 3500 HG Utrecht, tel. +31 (0)30 216 39 04, fax. +31 (0)30 216 19 16,
pressoffice@rn.rabobank.nl



Rabobank



Latest News

08 September 2005

Rabobank retains its first-place position as europe's most sustainable bank

The Rabobank Group has retained its position as Europe's most sustainable bank. Rabobank has furthermore continued to hold the number-two position worldwide. These rankings are revealed by comparing the results of the Swiss Asset Management Group's biennial assessment of Rabobank with the results of the SAM 2005 Corporate Sustainability Assessment that were announced today.

SAM is the leading international company performance assessment organisation in the field of sustainable enterprise. The agency assesses the Corporate Sustainability Performance of the companies listed on the Dow Jones Sustainability Index (DJSI) each year. Rabobank is a non-listed company and as such is not included in this index. Rabobank consequently requests SAM to provide a separate "rating" of its Corporate Sustainability Performance every two years. SAM employs the same criteria to assess Rabobank as it does for the DJSI companies.

Rabobank has succeeded in improving its sustainability score from 74% in 2003 to 80% in 2005. This confirms Rabobank's number-one position in Europe. Rabobank furthermore holds the number-two position worldwide, coming in just after the Australian Westpac Banking Corporation, which raised its score from 79% to 84%. Hans ten Cate, the member of the Executive Board of the Rabobank Group who is responsible for Corporate Social Responsibility (CSR), responded enthusiastically to Rabobank's new SAM rating. 'Our ambition is to continue to hold a leading position in the field of corporate social responsibility in the future. With a view to realising this objective, we are currently further integrating CSR into our core financial activities and setting related concrete targets.'

Economic, environmental and social categories

The SAM rating of a company's Corporate Sustainability Performance is based on a combination of scores in the economic, environmental and social categories. In conducting its assessment of a company's operations in the social and environmental fields, SAM not only

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examines the activities themselves, but also assesses their significance for a company's continuity and value in the long term.

Customers and investors
A high Corporate Sustainability Performance rating sends a strong signal to customers and investors that a company is responding effectively to social and environmental developments. More and more customers and investors attach a great deal of importance to this.

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Rabobank

Latest News

21 September 2005

EUREKO AND RABOBANK SIGN MERGER AGREEMENT

MERGER ACHMEA AND INTERPOLIS GOES AHEAD

Eureko B.V. and Rabobank Nederland today announced that Gijsbert Swalef, Chairman and CEO of Eureko, and his colleague from the Rabobank Group, Bert Heemskerk, have signed the Merger Agreement resulting from the Letter of Intent of 27 April 2005. It was agreed that Interpolis, the insurance operation of Rabobank, will merge with Achmea, the Netherlands' operation of Eureko, in consideration of which, Rabobank will increase its current 5 percent shareholding in Eureko with 32 percent to 37 percent. In addition, there will be a further exchange of members at the Supervisory Boards.

The co-operation between Eureko and Rabobank creates the largest insurance group in the Dutch market. In addition, the Group has significant activities in a number of other European countries.

Based on 2004 figures, the new insurance group will have a combined premium income of EUR 10,221 million, a combined net income of EUR 705 million (excluding a one-off transaction result of EUR 667 million, mainly relating to F&C), and a combined shareholders' equity of EUR 6,800 million. (These combined figures are pro forma). The new group will have a total of around 20,000 full time employees.

Read the full press release

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Rabobank

Latest News

28 September 2005

Rabobank issues new membership certificates

Members of Rabobank will be able to subscribe to the issue of Rabobank Membership Certificates III free of charge from Monday, 3 October 2005. This signals the continuation of the successful previous issues. Rabobank Membership Certificates III is a variant of the previous two series of membership certificates in which members invested a total of € 4.3 billion. The issue price has been set at € 50.00. Rabobank Membership Certificates III provide a unique opportunity for (starting) investors to invest in a solid investment that yields higher returns than savings and bonds.



Investors are expected to be paid a dividend each quarter that is equal to the average effective return on the most recent ten-year Dutch state loan over the previous three months plus 0.25% on an annual basis. The average effective return on the most recent ten-year Dutch state loan over the period 26 June 2005 through 25 September 2005 was 3.22%. This means that the dividend percentage for Rabobank Membership Certificates III over the period from the deposit date through 29 December 2005 will amount to 3.47% on an annual basis.

Should the interest rate rise, investors will receive a higher payment in the next quarter. No or less dividend will be paid should Rabobank fail to make a profit or make insufficient profit or if the Rabobank Group's capital position is insufficient. This risk is, however, limited in view of the Rabobank Group's stable profitability and high creditworthiness.

Mr Bert Bruggink, Chief Financial Officer of Rabobank Nederland: "Rabobank Membership Certificates III are offered exclusively to members of Rabobank. This enables us to offer our members the advantage of a solid investment with attractive returns." Rabobank currently has more than 1.5 million members. In addition to financial advantages, membership also provides a range of benefits including access to knowledge and special interest networks, influence and a voice at local member Rabobanks.

Rabobank Membership Certificates III are depositary receipts for registered shares in the investment

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institution Rabobank Ledencertificaten III N.V. This investment institution invests the largest proportion of its net assets in subordinated loans to Rabobank Nederland. The Rabobank Membership Certificates III are not listed on the stock exchange. The certificates will be tradable once a month via an internal market that is maintained by Rabobank. The maximum number of Rabobank Membership Certificates III per member has been set at 5,000. While the certificates are perpetual, they can be called as from 29 September 2035.

The subscription period extends from 9:00 a.m. on Monday, 3 October through 5:00 p.m. on Friday, 21 October 2005. The subscription period may, however, be closed earlier. The payment and delivery of the certificates are scheduled for 26 October 2005. No costs are attached to the subscription.

The value of your investment may fluctuate. Results achieved in the past do not provide any guarantee for the future.

The prospectus is generally available via www.rabobank.nl (under 'investment') and from (the adviser of) the local Rabobank. Rabobank Ledencertificaten III N.V. is an investment institution and is registered with the Financial Markets Authority in accordance with the Investment Institutions Supervision Act. The Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., each local Rabobank and certain divisions of the Rabobank Group are securities institution and as such must be registered with the Financial Markets Authority in Amsterdam.

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1258A
TRANCHE NO.: 4
NOK 250,000,000 3.25 per cent. Notes 2005 due 2010
(to be consolidated and form a single series with the Issuer's NOK 500,000,000 3.25 per cent. Notes 2005 due 2010 issued on 1 March 2005, the NOK 250,000,000 3.25 per cent. Notes 2005 due 2010 issued on 14 June 2005 and the NOK 250,000,000 3.25 per cent. Notes 2005 due 2010 issued on 23 August 2005)

Deutsche Bank

Rabobank International

Issue Price: 101.958 per cent.

The date of these Final Terms is 29 September 2005

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the 2004 Conditions Supplement (as defined below). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**") and must be read in conjunction with the Offering Circular dated 11 July 2005, as supplemented by (i) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 7 October 2003, (ii) a supplemental offering circular relating to the terms and conditions of the notes set out in the offering circular dated 15 October 2004 (the "**2004 Conditions Supplement**") and (iii) a supplemental offering circular relating to an addition to the risk factors set forth in the offering circular dated 11 July 2005, in each case dated 8 September 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are those contained in the 2004 Conditions Supplement. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Offering Circular is available for viewing at, and copies may be obtained from, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1258A
	(ii)	Tranche Number:	4
3	Specified Currency or Currencies:		Norwegian Kroner ("**NOK**")
4	Aggregate Nominal Amount:		
	(i)	Series:	NOK 1,250,000,000
	(ii)	Tranche:	NOK 250,000,000
5	Issue Price:		101.958 per cent. of the Aggregate Nominal Amount of the Notes plus accrued interest from and including 1 March 2005 to but excluding 4 October 2005
6	Specified Denominations:		NOK 10,000 and NOK 50,000
7	(i)	Issue Date:	4 October 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	1 March 2005
8	Maturity Date:		1 March 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No

10	Interest Basis:		3.25 per cent. Fixed Rate (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions		Applicable
	(i)	Rate of Interest:	3.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Dates:	1 March in each year commencing 1 March 2006 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts:	NOK 325 per NOK 10,000 in nominal amount NOK 1,625 per NOK 50,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual - ISMA
	(vi)	Determination Dates (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	Floating Rate Provisions		Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Not Applicable
20	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option	Not Applicable
22	Put Option	Not Applicable
23	Final Redemption Amount (all Notes except Index Linked Redemption Notes) of each Note	NOK 10,000 per Note of NOK 10,000 specified denomination NOK 50,000 per Note of NOK 50,000 specified denomination
24	Final Redemption Amount (Index	Not Applicable

Linked Redemption Notes)

25	Early Redemption Amount		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 11) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 8(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

26	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent global Note/Certificate:	Temporary Global Note which will be exchangeable for Definitive Notes on or after a date which is expected to be 14 November 2005 upon certification of non-U.S. beneficial ownership Upon issue of the Temporary Global Note, the temporary ISIN and Common Codes will be those set out in paragraphs 11(i) and 11(iii) of Part B to these Final Terms. Upon exchange of the Temporary Global Note for the Definitive Notes, the Notes will be consolidated with and form a single series with the Issuer's NOK 500,000,000 3.25 per cent. Notes 2005 due 2010 issued on 1 March 2005, the NOK 250,000,000 3.25 per cent. Notes 2005 due 2010 issued on 14 June 2005 and the NOK 250,000,000 3.25 per cent. Notes 2005 due 2010 issued on 23 August 2005, and the ISIN and Common Codes will be those set out in paragraphs 11(ii) and 11(iv) of Part B to these Final Terms.
	(ii)	Applicable TEFRA exemption:	D Rules
27	Financial Centres (Condition 8(h)) or other special provisions relating to		Oslo and TARGET

	payment dates:	
28	Talons for future Coupons or Receipts to be attached to Definitive Notes (and date on which such Talons mature):	No
29	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
30	Details relating to Instalment Notes:	Not Applicable
31	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
32	Consolidation provisions:	The provisions in Condition 14 will apply to further issues
33	Other terms or special conditions:	Not Applicable

DISTRIBUTION

34	(i)	If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Rabobank P.O Box 17100 3500 HG Utrecht The Netherlands Deutsche Bank AG, London Branch 1 Great Winchester Street London EC2N 2DB England
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	1.875 per cent. of the nominal amount of the Notes comprising a management and underwriting commission of 0.25 per cent. and a selling commission of 1.625 per cent.
35		If non-syndicated, name of Dealer:	Not Applicable
36		Additional selling restrictions:	**Norway** Each Manager has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Kingdom of Norway any notes other than to persons who are registered with the Oslo Stock Exchange as professional investors.

37	Subscription period:	Not Applicable

GENERAL

38	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 12(a):	Not Applicable
39	The aggregate principal amount of Notes issued has been translated into Euro at the rate of Euro 0.1287 = NOK 1, producing a sum of (for Notes not denominated in Euro):	Euro 32,175,032
40	In the case of Notes listed on Eurolist by Euronext Amsterdam:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By : ______________________

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 4 October 2005.
(iii)	Estimate of total expenses related to admission to trading:	Euro 575

2 RATING

Rating:	The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. ("**Moody's**"), Fitch Ratings Ltd. ("**Fitch**") and Standard & Poor's Ratings Services ("**Standard & Poor's**"), respectively. As defined by Moody's an Aaa rating means that the Notes are judged to be of the highest quality, with minimal credit risk. As defined by Fitch an AA+ rating means that the Notes are judged to be of a very high credit quality and denote expectations of low credit risk. It indicates very strong capacity for payment of financial commitments and is not significantly vulnerable to foreseeable events. As defined by Standard & Poor's, an AAA rating means that the Notes has the highest rating assigned by Standard & Poor's and that the Issuer's capacity to meet its financial commitment on the obligation is extremely strong.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* in Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	As per "Use of Proceeds" in the Offering Circular.
(ii)	Estimated net proceeds	NOK 254,880,479.45 (including 217 days' accrued interest after deduction of Dealers' Commission and estimated total expenses)
(iii)	Estimated total expenses:	NOK 157,500 (excluding Dealers' Commission)

6 YIELD

Indication of yield: 2.7691 per cent.

This is the yield-to-maturity and is calculated as the rate of return anticipated on the Notes as if they will be held until the Maturity Date. The calculation of the yield-to-maturity takes into account the Issue Price, the Aggregate Nominal Amount of the Notes, the Rate of Interest and the time to Maturity. It is also assumed that all coupons are reinvested at the same rate.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES

Not Applicable

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING

Not Applicable

9 PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING

Not Applicable

11 OPERATIONAL INFORMATION

(i)	Temporary ISIN Code:	XS0227173753
(ii)	ISIN Code:	XS0212516743
(iii)	Temporary Common Code:	022717375
(iv)	Common Code:	021251674
(v)	Fondscode:	Not Applicable

(vi)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vii)	Delivery:	Delivery against payment
(viii)	The Agents appointed in respect of the Notes are:	Deutsche Bank AG, London Branch Deutsche Bank Luxembourg S.A. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)



Signed on behalf of the Issuer:

By: ______________________
Duly authorised

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1460A
TRANCHE NO: 1
EUR 50,000,000 Callable Range Accrual Notes 2005 due 30 September 2012

Issue Price: 100.00 per cent.

The Royal Bank of Scotland

The date of these Final Terms is 28 September 2005

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated July 11, 2005, as supplemented on September 8, 2005 (together, the "**Offering Circular**"), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1460A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("**EUR**")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 50,000,000
	(ii)	Series:	EUR 50,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 1,000
7	(i)	Issue Date:	30 September 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		30 September 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate Interest (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Call

			(further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The period commencing on (and including) the Issue Date and ending on (but excluding) the first Specified Interest Payment Date and each successive period commencing on (and including) a Specified Interest Payment Date and ending on (but excluding) the next succeeding Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	30 March and 30 September in each year, commencing on 30 March 2006 up to and including the Maturity Date
	(iii)	Business Day Convention:	Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	London and TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	The Rate of Interest shall be a rate (expressed as a percentage) calculated by the Calculation Agent in accordance with the following formula subject to the Minimum Rate of Interest set out below in item 17(xi):

$$\textbf{(Reference Rate}_1\textbf{ + 0.50 per cent.) x N/M}$$

Where:

"**N**" is the total number of calendar days in the relevant Interest Period, as determined by the Calculation Agent, on which the Reference $Rate_2$ is equal to or greater than the Reference Range;

For any non-TARGET Business Days falling during the Interest Period the Reference $Rate_2$ for such a day will be deemed to be the Reference $Rate_2$ for the immediately preceding TARGET Business Day. The Reference $Rate_2$ for the day which is five London and TARGET Business Days prior to a Specified Interest Payment Date will be deemed to be the Reference $Rate_2$ for all the remaining days in that Interest Period;

"M" is the total number of calendar days in the relevant Interest Period as determined by the Calculation Agent;

"Reference Range" means as follows:

(1) In respect of the periods from and including the Issue Date up to but excluding 30 September 2006, a Reference $Rate_2$ equal to or greater than 0.00 per cent. but less than or equal to 3.000 per cent.

(2) In respect of the periods from and including 30 September 2006 up to but excluding 30 September 2007, a Reference $Rate_2$ equal to or greater than 0.00 per cent. but less than or equal to 3.250 per cent.

(3) In respect of the periods from and including 30 September 2007 up to but excluding 30 September 2008, a Reference $Rate_2$ equal to or greater than 0.00 per cent. but less than or equal to 3.500 per cent.

(4) In respect of the periods from and including 30 September 2008 up to but excluding 30 September 2009, a Reference $Rate_2$ equal to or greater than 0.00 per cent. but less than or equal to 3.750 per cent.

(5) In respect of the periods from and including 30 September 2009 up to but excluding the Maturity Date, a Reference $Rate_2$ equal to or greater than 0.00 per cent. but less than or equal to 4.000 per cent;

"Reference $Rate_1$" means EURIBOR for six month EUR deposits, determined by the Calculation Agent at or about 11.00 a.m., Brussels time, two (2) TARGET Business Days prior to the start of each Interest Period by reference to Reuters Page EURIBOR01 (or such successor page nominated for the purpose or, if no such successor page is available, as determined by the Calculation Agent using its reasonable discretion);

"Reference $Rate_2$" means EURIBOR for six month EUR deposits, determined by the Calculation Agent at or about 11.00 a.m., Brussels time, on each calendar day during each Interest Period by reference to Reuters Page EURIBOR01 (or such successor page nominated for the purpose or, if no such successor page is available, as determined by the Calculation

		Agent using its reasonable discretion).
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable – see item 17(v) above
-	Relevant Time:	11:00 a.m. Brussels time
-	Interest Determination Dates:	(1) Two (2) TARGET Business Days prior to the start of each Interest Period in respect of Reference $Rate_1$ (2) Each calendar day during each Interest Period in respect of Reference $Rate_2$
-	Primary Source for Floating Rate:	Reuters
-	Relevant Screen Page:	Reuters Page EURIBOR01
-	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
-	Relevant Financial Centre:	TARGET
-	Benchmark:	EURIBOR
-	Representative Amount:	Not Applicable
-	Effective Date:	Not Applicable
-	Specified Duration:	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	See item 17(v) above
(xi)	Minimum Rate of Interest:	1.00 per cent. per annum
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
(xiv)	Rate Multiplier:	Not Applicable
(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	See item 17(v) above
18	**Zero Coupon Note Provisions**	Not Applicable

19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable
22	**Call Option**	Applicable
	(i) Optional Redemption Date(s):	30 September 2007 and, thereafter, every Specified Interest Payment Date up to and including 30 March 2012
	(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 1,000 per Note of EUR 1,000 specified denomination
	(iii) If redeemable in part:	Not Applicable
	(iv) Option Exercise Date(s):	Not Applicable
	(v) Description of any other Issuer's option:	Not Applicable
	(vi) Notice period:	Not less than five TARGET Business Days prior to the Optional Redemption Date
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 1,000 per Note of EUR 1,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		The Royal Bank of Scotland plc 135 Bishopsgate London EC2M 3UR England
38	Additional selling restrictions:		Not Applicable
39	Subscription period:		Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):		Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:		
	(i)	Numbering and letters:	Not Applicable
	(ii)	Whether CF-Form Notes will be issued:	No
	(iii)	Numbering and letters of CF-Form Notes:	Not Applicable
	(iv)	Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.
	(v)	Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By: ....

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Eurolist by Euronext Amsterdam N.V.
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam N.V. with effect from 30 September 2005.
(iii)	Estimate of total expenses related to admission to trading:	Euro 3,750

2 RATINGS

Ratings:	The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Fitch Ratings Ltd. and Standard & Poor's Ratings Services respectively

3 NOTIFICATION

Not Applicable

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	As per "Use of Proceeds" in the Offering Circular.
(ii)	Estimated net proceeds	EUR 50,000,000
(iii)	Estimated total expenses:	Not Applicable

6 HISTORIC INTEREST RATES

Details of historic EURIBOR rates can be obtained from Reuters.

7 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0229789341

(ii)	Common Code:	022978934
(iii)	Fondscode:	15552
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	Deutsche Bank AG, London Branch Deutsche Bank Luxembourg S.A. Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

Signed on behalf of the Issuer:



By: ____________________

Duly authorised

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1458A
TRANCHE NO: 1
MXN 750,000,000 9.20 per cent. Fixed Rate Notes 2005 due 28 September 2015

Issue Price: 100.00 per cent.

Banco Santander Central Hispano, S.A.

The date of these Final Terms is 26 September 2005

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 11 July 2005, as supplemented on September 8, 2005 (together: the **"Offering Circular"**), which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive *2003/71/EC) (the **"Prospectus Directive"**). This document constitutes the Final Terms of the Notes described* herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Rabobank Nederland
2	(i)	Series Number:	1458A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Mexican Pesos ("MXN")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	MXN 750,000,000
	(ii)	Series:	MXN 750,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		MXN 10,000
7	(i)	Issue Date:	28 September 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		28 September 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		9.20 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable

14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	9.20 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	28th September in each year commencing on 28th September 2006 up to and including the Maturity Date
	(iii)	Fixed Coupon Amount [(s)]:	MXN920 per MXN10,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Act/365 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	MXN 10,000 per Note of MXN 10,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable

27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as per Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		*Bearer Notes*
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		New York and Mexico. The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No.

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i) If syndicated, names and addresses of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Banco Santander Central Hispano, S.A. Ciudad Grupo Santander Edificio Encinar, planta baja Avenida de Cantabria s/n 28660 Boadilla del Monte Madrid (Spain)
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of producing a sum of (for Notes not denominated in Euro):	Euro56,231,250
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Signed on behalf of the Issuer:

By: ....



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on 28 September 2005
(iii)	Estimate of total expenses related to admission to trading:	EUR4,550

2 Ratings

Rating:	The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Fitch Ratings Ltd. and Standard & Poor's Ratings Services respectively

3 Notification

The Netherlands Authority for the Financial Markets has provided the Commission de Surveillance du Secteur Financier with a certificate of approval attesting that the Offering Circular and this Supplement have been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	MXN750,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)*
Indication of yield: 9.20%

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0229774236
(ii)	Common Code:	022977423
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:



By: ____________________
Duly authorised

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1457A
TRANCHE NO: 1

EUR 20,000,000 Callable Range Accrual Notes 2005 due 22 September 2010

Issue Price: 100.00 per cent.

Rabobank International

The date of these Final Terms is 20 September 2005.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July 2005 as supplemented on September 8, 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1457A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Tranche:	EUR 20,000,000
	(ii) Series:	EUR 20,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 10,000
7	Issue Date:	22 September 2005
8	Maturity Date:	22 September 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The Interest Periods shall be from and including 22 March to but excluding 22 June, from and including 22 June to but excluding 22 September, from and including 22 September to but excluding 22 December and from and including 22 December to but excluding 22 March in each year.

	(ii)	Specified Interest Payment Dates:	The Specified Interest Payment Dates shall be on 22 March, 22 June, 22 September and 22 December in each year, commencing on and 22 December 2005 and ending on the Maturity Date. Interest is to be payable quarterly in arrear.
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	As set out in Annex A
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
	(ix)	ISDA Determination (Condition 1(a)):	As set out in Annex A
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	22 March and 22 September in each year, commencing on 22 March 2006 and ending on 22 March 2010

	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 10,000 per Note of EUR 10,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	The Notice Period shall be not less than five (5) TARGET Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 10,000 per Note of EUR 10,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules

29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment."
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Rabobank International, Thames Court, One Queenhithe, London, EC4V 3RL If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International or Rabobank International Equity Derivatives,

		Rabobank International or Rabobank International Equity Derivatives (as the case may be) will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International or Rabobank International Equity Derivatives to the subscriber and Rabobank International or Rabobank International Equity Derivatives receives funds from the subscriber on behalf of Rabobank Nederland.
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	
	(i) Numbering and letters	Not Applicable
	(ii) Whether CF-Form Notes will be issued:	No
	(iii) Numbering and letters of CF-Form Notes:	Not Applicable
	(iv) Amsterdam Listing Agent:	Coöperatieve Central Raffeisen-Boerenleenbank B.A. (Rabo Securities)
	(v) Amsterdam Paying Agent:	Coöperatieve Central Raffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised



PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Eurolist
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on 22 September 2005
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,625 (which will be borne by the Dealer)

2 Ratings

Rating: The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the Capital Market Commission of Greece with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	General corporate purposes
(ii)	Estimated net proceeds	EUR 20,000,000
(iii)	Estimated total expenses:	EUR 2,100,000

6 Yield (*Fixed Rate Notes Only*)

Indication of yield:

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Details of historic EURIBOR rates can be obtained from Telerate Page 248.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11	**Operational information**	
(i)	ISIN Code:	XS0230470048
(ii)	Common Code:	023047004
(iii)	Fondscode:	15551
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: ______________________
Duly authorised



Annex A

On each Interest Determination Date, the Calculation Agent shall in its sole and absolute discretion determine the Rate of Interest ("I") to be applied to the relevant Interest Period which shall be calculated in accordance with the following formula:

I = 3.45 per cent. x X/Y

Where:

"X" means the number of Fixing Days on which EUR 3 Month EURIBOR is within the Range, provided that the EUR 3 Month EURIBOR as determined on the Interest Determination Date shall be deemed to be applicable for all remaining Business Days of the relevant Interest Period.

"EUR 3 Month EURIBOR" means the rate for deposits in EUR for a period of 3 months as referred to as "EUR-EURIBOR-Telerate" in the 2000 ISDA Definitions. For the purposes of the definition of EUR-EURIBOR-Telerate, the Reset Date shall be each Fixing Day. If the EUR 3 Month EURIBOR is not available, the Calculation Agent shall determine EUR 3 Month EURIBOR for such Fixing Date in accordance with the appropriate ISDA Definitions fall-back provisions of "EUR-EURIBOR-Telerate" as specified therein.

"Y" means the number of Fixing Days in the Observation Period.

"Interest Determination Date" means the day that is five Business Days prior to each Specified Interest Payment Date.

"Range" means

For the period from and including 22 September 2005 to but excluding 22 September 2006:	0.00 per cent. (inclusive) – 2.75 per cent. (inclusive)
For the period from and including 22 September 2006 to but excluding 22 September 2007:	0.00 per cent. (inclusive) – 3.25 per cent. (inclusive)
For the period from and including 22 September 2007 to but excluding 22 September 2008:	0.00 per cent. (inclusive) – 3.75 per cent. (inclusive)
For the period from and including 22 September 2008 to but excluding 22 September 2009:	0.00 per cent. (inclusive) – 4.25 per cent. (inclusive)
For the period from and including 22 September 2009 to but excluding 22 September 2010:	0.00 per cent. (inclusive) – 4.75 per cent. (inclusive)

"Fixing Day" means each Business Day during the Observation Period.

"Observation Period" means the period from and including the first day of each Interest Period to and including the last day of each Interest Period.

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. *(***Rabobank International Equity Derivatives***)*
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1453A
TRANCHE NO: 1

ISK 9,000,000,000 8.625 per cent. Notes 2005 due 22 March 2007 (the "Notes")

Issue Price: (a) in the case of ISK 3,000,000,000 (launched on 31 August 2005) 100.625 per cent., (b) in the case of ISK 3,000,000,000 (launched on 1 September 2005) 100.625 per cent. and (c) in the case of ISK 3,000,000,000 (launched on 15 September 2005) 101.025 per cent.

Rabobank International **TD Securities**

The date of these Final Terms is 19 September 2005.

FORM OF FINAL TERMS

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "Offering Circular") dated 11 July 2005 as supplemented on September 8, 2005, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1453A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Icelandic Krona ("ISK")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	ISK 9,000,000,000
	(ii)	Series:	ISK 9,000,000,000
5	Issue Price:		(a) in the case of ISK 3,000,000,000 (launched on 31 August 2005) 100.625 per cent., (b) in the case of ISK 3,000,000,000 (launched on 1 September 2005) 100.625 per cent. and (c) in the case of ISK 3,000,000,000 (launched on 15 September 2005) 101.025 per cent.
6	Specified Denominations:		ISK 100,000 and multiples thereof
7	(i)	Issue Date:	21 September 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not applicable
8	Maturity Date:		22 March 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		8.625 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Not Applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	8.625 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	22 March in each year commencing on 22 March 2006 and ending on the Maturity Date. There will be a short first coupon from and including 21 September 2005 to but excluding 22 March 2006.
	(iii) Fixed Coupon Amounts(s):	ISK 8,625 per ISK 100,000 in nominal amount.
	(iv) Broken Amount:	Short first coupon payable 22 March 2006 of ISK 4,300.68 per ISK 100,000 in nominal amount.
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi) Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	ISK 100,000 per Note of ISK 100,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Reykjavik, TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary Global Note and the temporary Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court 1 Queenhithe London EC4V 3RL The Toronto-Dominion Bank Triton Court, 14/18 Finsbury Square London EC2A 1DB
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealers' Commission:	1.00 per cent. selling concession 0.125 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Additional selling restrictions:		<u>US</u> The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements.

		Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular and Subscription Agreement. <u>Iceland</u> Each Manager has agreed that it will not offer Notes to the public in Iceland, except in compliance with the Icelandic Act on Securities Transactions (No.33/2003) and any applicable laws or regulations in Iceland.
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.012944 producing a sum of (for Notes not denominated in Euro):	Euro 77,664,000
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 21 September 2005.
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,230

2 Ratings

Rating: The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch

3 Notification

The Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) has provided the competent regulatory authorities of the following countries with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive: Luxembourg, UK, Belgium, Germany, Finland, Sweden, Norway and Austria.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	ISK 8,965,500,000
(iii)	Estimated total expenses:	Approx. ISK 1,500,000 (excluding dealers' commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: (a) in the case of ISK 3,000,000,000 (launched on 31 August 2005) 8.226 per cent. Annual, Act/Act ISMA, Following, unadjusted, (b) in the case of ISK 3,000,000,000 (launched on 1 September 2005) 8.226 per cent. Annual, Act/Act ISMA, Following, unadjusted and (c) in the case of ISK 3,000,000,000 (launched on 15 September 2005) 7.931 per cent. Annual, Act/Act ISMA, Following, unadjusted

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0229188692
(ii)	Common Code:	022918869
(iii)	Fondscode:	Not Applicable
(iv)	WKN (German security code):	A0GEZW
(v)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vi)	Delivery:	Delivery against payment
(vii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: 
Duly authorised

Execution copy

Final Terms

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

**COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)**

SERIES NO: 1409A
TRANCHE NO: 2

TRY 40,000,000 13.25 per cent. Notes 2005 due 9 August 2007 (Series 1409A / Tranche 2) (the "Notes") (to be consolidated and form a single series with the TRY 40,000,000 13.25 per cent. Notes due 9 August 2007 issued on 9 August 2005 (Series 1409A / Tranche 1))

Issue Price: 101.084 per cent plus accrued interest from and including 9 August 2005 to but excluding 21 September 2005

Rabobank International **TD Securities**

The date of these Final Terms is 19 September 2005.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July 2005 as supplemented on 8 September, 2005, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1409A
	(ii)	Tranche Number:	2
	(If fungible with an existing Series; details of that Series, including the date on which the Notes become fungible).		To be consolidated and form a single series with the TRY 40,000,000 13.25 per cent. Notes due 9 August 2007 issued on 9 August 2005
3	Specified Currency or Currencies:		New Turkish Lira ("TRY")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	TRY 40,000,000
	(ii)	Series:	TRY 80,000,000
5	Issue Price:		101.084 per cent. of the Aggregate Nominal Amount plus 43 days accrued interest from and including 9 August 2005 to but excluding 21 September 2005
6	Specified Denominations:		TRY 1,000 and multiples thereof
7	(i)	Issue Date:	21 September 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	9 August 2005
8	Maturity Date:		9 August 2007
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		13.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/Payment Basis:	Not applicable
13	Put/Call Options:	Not applicable
14	(i) Status of the Notes:	Senior
	(ii) Date approval for issuance of Notes obtained:	Not applicable
15	Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Applicable
	(i) Rate of Interest:	13.25 per cent. per annum payable annually in arrear
	(ii) Interest Payment Date(s):	9 August in each year commencing on 9 August 2006 and ending on the Maturity Date
	(iii) Fixed Coupon Amounts(s):	TRY 132.50 per TRY 1,000 in nominal amount
	(iv) Broken Amount:	Not Applicable
	(v) Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi) Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	TRY 1,000 per Note of TRY 1,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable

27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note.
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	London, Istanbul, Target
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable

35	Other terms or special conditions:		So long as Bearer Notes are represented by a temporary Global Note or a Permanent Global Note and the temporary Global Note or the Permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International) Thames Court 1 Queenhithe London EC4V 3RL United Kingdom The Toronto-Dominion Bank Triton Court 14/18 Finsbury Square London EC2A 1DB United Kingdom
	(ii)	Stabilising Manager (if any):	The Toronto-Dominion Bank
	(iii)	Dealers' Commission:	1.00 per cent. selling concession 0.50 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:		Not Applicable
38	Additional selling restrictions:		<u>US</u> The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") and are subject to US tax law requirements. Accordingly, Notes may not be offered, sold or delivered in the United States or to US persons except to the extent permitted by the Subscription Agreement. The Notes are not eligible for sale under Rule 144A under the Securities Act. TEFRA D; Cat. 2 are applicable as more fully specifically described in the Offering Circular.

Turkey

Pursuant to Article 15 of Decree No. 32 containing the Foreign Exchange Rules of Turkey, the purchase and sale of the Notes issued in a foreign jurisdiction by the Managers to persons resident in Turkey are permitted and are not subject to restrictions, except that the transfers relating to the purchase or sale of such Notess should be made through authorised banks or intermediary institutions authorised to carry out securities transactions according to the Capital Market Legislation of Turkey. It is not permitted to distribute any disclosure documents relating to the issue of the Notes in Turkey without observing the provisions of the Communiqué III, No. 20 of the Capital Market Board regarding the Sale of Foreign Capital Market Instruments in Turkey.

39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.604082 producing a sum of (for Notes not denominated in Euro):	Euro 24,163,280
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 21 September 2005. The tranche 1 notes are already admitted to trading
(iii)	Estimate of total expenses related to admission to trading:	EUR 1,030

2 Ratings

Rating: The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Fitch Ratings Ltd. and Standard & Poor's Ratings Services respectively.

3 Notification

The Dutch Authority for the financial Markets (Stichting Autoriteit Financiële Markten) has provided the competent regulatory authorities of the following countries with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive: Luxemboourg, UK, Belgium, Germany, Finland, Sweden, Norway and Austria.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	TRY 40,429.983.56
(iii)	Estimated total expenses:	TRY 28,000 (excluding dealers' commission)

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: 12.518 per cent. per annum calculated as Act/Act annual on Business Centres London and Istanbul

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0225638583
	Temprorary ISIN Code:	XS0229675417
(ii)	Common Code:	022563858
	Temporary Common Code:	022967541
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: 
Duly authorised

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. ***(*****Rabobank International Equity Derivatives*****)***
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1452A
TRANCHE NO: 1

EUR 65,000,000 CMS Linked Floating Rate Range Accrual Notes due 16 September 2025

Issue Price: 100.00 per cent.

CITIGROUP

The date of these Final Terms is 14 September 2005.

FINAL TERMS

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated July 11, 2005, as supplemented on 8 September 2005, which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

Information Concerning Investment Risk

This is not a public offer of Notes. Other than with respect to the listing of the Programme on the Luxembourg Stock Exchange, no documentation relating to or detailing the terms of the Notes has been filed, registered with or approved by any authority in any jurisdiction and no action has been taken in any country or jurisdiction that would permit a public offering of the Notes. Noteholders and prospective purchasers will be deemed to represent that they have and will comply with all applicable laws and regulations in each country or jurisdiction in or from which they purchase, offer, sell or deliver the Notes.

Noteholders and prospective purchasers of Notes should ensure that they understand the nature of the Notes and the extent of their exposure to risk and that they consider the suitability of the Notes as an investment in the light of their own circumstances and financial condition.

Noteholders and prospective purchasers of Notes should conduct their own investigations and, in deciding whether or not to purchase Notes, prospective purchasers should form their own views of the merits of an investment related to the Index based upon such investigations and not in reliance on any information given in these Final Terms.

Given the highly specialised nature of these Notes, the Issuer and Citigroup Global Markets Limited consider that they are only suitable for highly sophisticated investors who are able to determine for themselves the risk of an investment of this nature.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1452A
	(ii)	Tranche Number:	1

3	Specified Currency or Currencies:		EURO ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 65,000,000
	(ii)	Series:	EUR 65,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR50,000
7	(i)	Issue Date:	16 September 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		16 September 2025
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate (further details specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	12 months
	(ii)	Specified Interest Payment Dates:	Interest is payable annually in arrear on 16 September in each year, commencing 16 September 2006
	(iii)	Business Day Convention:	Modified Following Business Day Convention

(iv)	Business Centre(s) (Condition 1(a)):	TARGET
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	The amount of interest payable will be determined by the following:

EURCMS20 multiplied by **Accrual Days** divided by the actual number of days in the relevant Interest Period.

"**Accrual Days**" means

For the period from and including the Issue Date to but excluding the Maturity Date, the number of days in each Observation Period on which **EURCMS20 minus EURCMS2** on that day (the "**Reference Level**"), is greater than or equal to **Zero per cent.**

EURCMS20 shall mean the 20 year annual swap rates as quoted on Reuters page ISDAFIX2 daily at 11:00 a.m. Frankfurt time.

EURCMS2 shall mean the 2 year annual swap rates as quoted on Reuters page ISDAFIX2 daily at 11:00 a.m. Frankfurt time.

EURCMS20 will be fixed two TARGET Business Days prior to the commencement of each Interest Period.

For any day which is not a TARGET Business Day falling during the Interest Period the Reference Level for such a day will be deemed to be the Reference Level as at the immediately preceding TARGET Business Day. The Reference Level for each of the days immediately following the fifth TARGET Business Day prior to

that Interest Period End Date and preceding such Interest Period End Date will be deemed to be equal to the Reference Level on the fifth TARGET Business Day prior to that Interest Period End Date.

"**Observation Period**" means the period from and including the first day in each relevant Interest Period to but excluding the immediately following Interest Payment Date.

For the avoidance of doubt, the amount of interest payable in respect of each Interest Period will be calculated no later than two business days prior to the relevant Interest Payment Date.

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	Applicable
	– Floating Rate Option:	EUR CMS
	– Designated Maturity:	20 years and 2 years
	– Reset Date:	The first day of each Interest Period
	– ISDA Definitions: (*if different from those set out in the Conditions*)	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Not Applicable
(xii)	Maximum Rate of Interest:	Not Applicable
(xiii)	Day Count Fraction (Condition 1(a)):	Act/Act ISMA
(xiv)	Rate Multiplier:	Not Applicable

	(xv) Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	As per the 2000 ISDA Definitions for EUR-CMS-Reference Banks.
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per Note of EUR 50,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes

	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note/Certificate which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		TARGET The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No

31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Citigroup Global Markets Limited
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ] , producing a sum	Not Applicable

	of (for Notes not denominated in Euro):	
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 16 September 2005
(iii)	Estimate of total expenses related to admission to trading:	EUR 9,000

2 Ratings

Rating: The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. Fitch Ratings Ltd. and Standard & Poor's Ratings Services respectively

3 Notification

Not Applicable

4. Interests of natural and legal persons involved in the issue

Not Applicable

5. Reasons for the offer, estimated net proceeds and total expenses

Not Applicable

6 Yield (*Fixed Rate Notes Only*) Indication of yield: Not Applicable

7 Historic interest rates

Details of historic CMS rates can be obtained from Reuters.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9. Performance of rate of exchange and explanation of effect on value of investment

Not Applicable

10. Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0228444153
(ii)	Common Code:	022844415
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Fiscal, Paying Agent: Deutsche Bank AG, London Branch Paying Agent: Deutsche Bank Luxembourg S.A.

Signed on behalf of the Issuer:

By: 

Duly authorised

SUPPLEMENT

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australian Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
from seven days to perpetuity

SERIES NO: 1439A
TRANCHE NO: 1
EUR 50,000,000 AEX Garantie Certificaten 2005

due 10 October 2012 linked to the AEX-Index®

Issue Price: 100.00 per cent.

Dealer: Rabobank International Equity Derivatives

The date of this Supplement is 12 September 2005.

SUPPLEMENT TO THE OFFERING CIRCULAR

Potential investors should be aware they may lose part of their investment, however, only in the case of extraordinary events due to which Early Redemption of the Notes would occur. These events are specifically described under item 27 of Part A of this Supplement.

THE ISSUER HAS MADE NO INVESTIGATION INTO THE TREATMENT OF THE NOTES BY THE TAX AUTHORITIES OF ANY COUNTRY, INCLUDING THE UNITED STATES OF AMERICA. INVESTORS ARE STRONGLY ADVISED TO OBTAIN THEIR OWN TAX ADVICE.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Supplement of the Notes (the "Supplement") described herein for the purposes of Article 16 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of this Supplement and the Offering Circular. The Notes will be issued on the terms of this Supplement read together with the Offering Circular. To the best knowledge and belief of the Issuer the information contained in this Supplement, is in accordance with the facts and does not omit anything likely to affect the import of such information. The information included herein with respect to the Index consists of extracts from, or summaries of, annual reports and other publicly available information. There can be no assurance that all events occurring prior to the date of this Supplement that would affect the Index (and therefore the trading price and value of the Notes) have been publicly disclosed. Subsequent disclosure of any such events or the disclosure or failure to disclose material future events concerning the Index could affect the trading price and value of the Notes.

This Supplement does not constitute an offer to sell or the solicitation of an offer to buy any Notes other than the Notes to which they relate or an offer to sell or the solicitation of an offer to buy Notes by any person in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this Supplement nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Issuer since the date hereof or that the information contained herein is correct as of any date subsequent to this date.

The distribution of this Supplement and the offering, sale and delivery of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Supplement comes are required by the Issuer to inform themselves about and to observe any such restrictions. For a further description of certain restrictions on the offering and sale of the Series, see 'Subscription *and Sale' in the Offering Circular as supplemented or amended by this Supplement.*

The information contained in this Supplement does not constitute an investment recommendation.

The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at *Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of* the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.

			(Rabobank Nederland)
2	(i)	Series Number:	1439A
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 50,000,000
	(ii)	Series:	EUR 50,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount (indicative)
6	Specified Denominations:		EUR 100
7	(i)	Issue Date (Payment Date):	10 October 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		10 October 2012
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Index Linked Interest (further specified in item 19 of Part A and in the attached Schedules)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		No
13	Put/Call Options:		None
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	6 September 2005
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Not Applicable
18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Applicable
(i)	Index/Formula:	AEX-Index® (Bloomberg: AEX Index) For more information regarding the Index, see Schedule II as attached to this Supplement. Redemption in cash according to the following formula:

$$SD*100\% + SD * MAX\left(0\,;\frac{Index_{(T)}}{Index_{(0)}} - 1\right)$$

Where:
SD: Specified Denomination
$Index_{(0)}$: *Closing Price of the Index on the Index* Valuation Date
$Index_{(T)}$: Arithmetic average of the Closing Prices of the Underlying Index on the Valuation Dates, based on the official Closing Price of the Index on the Exchange.

For further details see the attached Schedule I

(ii)	Calculation Agent responsible for calculating the interest due:	Rabobank International
(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula:	Not Applicable
(iv)	Index Valuation Date:	30 September 2005
(v)	Valuation Time:	Close of Business of the Exchange
(vi)	Sponsor:	Euronext Indices B.V.
(vii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	Not Applicable
(viii)	Interest or Calculation Period(s):	Not Applicable
(ix)	Determination Date(s):	Not Applicable
(x)	Specified Interest Payment Dates:	10 October 2012
(xi)	Business Day Convention:	Not Applicable
(xii)	Business Centre(s) (Condition 1(a)):	Amsterdam, London
(xiii)	Minimum Rate/Amount of Interest:	Not Applicable
(xiv)	Maximum Rate/Amount of Interest:	Not Applicable
(xv)	Day Count Fraction (Condition 1(a)):	Not Applicable
(xvi)	Exchange:	Euronext Amsterdam N.V.
(xvii)	Related Exchange:	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	Not Applicable

25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		As per formula described under item 19
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Such amount(s) determined by the Calculation Agent which on the early redemption date of the Notes, shall represent the fair market value of the Notes and which shall have the effect – after taking into account, in the case of redemption for taxation reasons, the cost of unwinding any hedging arrangements entered into in respect of the Notes – of preserving for the Noteholders the economic equivalent of the obligations of the Issuer to make the payments, in respect of the Notes, which would, but for such redemption for taxation reasons or on Event of Default, have fallen due after the relevant early redemption date.
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Condition 7 applies

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	TEFRA D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to		

	payment dates:	Not Applicable
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	Not Applicable

DISTRIBUTION

36	If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Rabobank International Equity Derivatives Amstelplein 1, 1096 HA Amsterdam, The Netherlands
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	12 September 2005 until 30 September 2005, 15.00 hours Amsterdam time; Rabobank International Equity Derivatives reserves the right to prematurely close the subscription period and to withdraw the offer ultimately on 7 October 2005.

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	
(i)	Numbering and letters:	Not Applicable

(ii)	Whether CF-Form Notes will be issued:	No
(iii)	Numbering and letters of CF-Form Notes:	Not Applicable
(iv)	Amsterdam Listing Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)
(v)	Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

This Supplement comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Supplement. The information on the underlying has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced inaccurate or misleading. The Issuer declares that, having taken all reasonable care to ensure that such is the case, the information contained in this Supplement is, to the best of his knowledge, in accordance with the facts and contains no omission likely to affect its import.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Eurolist by Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the regulated market of Eurolist by Euronext Amsterdam with effect from 3 October 2005 (on an as-if-and-when-basis).
(iii)	Estimate of total expenses related to admission to trading:	EUR 6,750

2 Ratings

Rating: The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Inc. Fitch Ratings Ltd. and Standard & Poor's Ratings Services respectively

3 Notification

Not Applicable

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	See "Use of Proceeds" wording in Offering Circular
(ii)	Estimated net proceeds	EUR 49,954,500
(iii)	Estimated total expenses:	EUR 45,500

6 Yield *(Fixed Rate Notes Only)*

Indication of yield: Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*


AEX Index
410
390
370
350
330
310
290
270
19-8-2004
19-9-2004
19-10-2004
19-11-2004
19-12-2004
19-1-2005
19-2-2005
19-3-2005
19-4-2005
19-5-2005
19-6-2005
19-7-2005
19-8-2005

Source: Bloomberg

More information on the historic performance and historic price volatility of the AEX-Index® can be found, now and in the future, on www.euronext.com or with your local Rabobank advisor.

For further details please refer to the attached Schedule.

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	NL0000117489
(ii)	Common Code:	022913077
(iii)	Fondscode:	11748
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against Payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: 
Duly authorised

ANNEX I

DUTCH SUMMARY

BESCHRIJVING VAN DE UITGIFTE VAN EUR 50.000.000 RABO AEX GARANTIE CERTIFICATEN 2005-2012.

Onder het EUR 60.000.000.000 Global Medium-Term Note Programme geeft Rabobank International Equity Derivatives nominaal EUR 50.000.000 Rabo AEX Garantiecertificaten (de "Notes") uit.

De volledige leningsvoorwaarden voor de Notes worden uiteengezet in het Engelstalige programma prospectus, gedateerd 11 juli 2005 (hierna: het "Prospectus") tezamen met het Engelstalige supplement, gedateerd 12 september 2005 (hierna: het "Supplement"). Potentiële investeerders worden hierbij gewezen op de "Special Considerations" op pagina 5 en "Risk Factors" op pagina 11 e.v. van het Prospectus. Hieronder volgt een samenvatting van de voornaamste kenmerken van de Notes.

De uitgiftedatum voor de Notes is gesteld op 10 oktober 2005. De inschrijvingsperiode begint op 12 september 2005 en eindigt op 30 september 2005 om 15:00 uur Amsterdamse tijd (hierna: de "Inschrijvingsperiode"). Rabobank International Equity Derivatives behoudt zich het recht voor om de Inschrijvingsperiode vervroegd te sluiten en om het aanbod tot uiterlijk 7 oktober 2005 in te trekken.

Indien de inschrijvingen op de Notes gedurende de Inschrijvingsperiode het totale nominale bedrag van EUR 50.000.000 overschrijden, kan Rabobank International Equity Derivatives het nominale bedrag verhogen. De toewijzing van de Notes geschiedt systematisch.

De Notes worden uitgegeven in coupures van EUR 100 per stuk. Potentiële kopers kunnen inschrijven voor stukken in veelvouden van EUR 100. Afwikkeling van de Notes vindt plaats via de systemen van Euroclear en Clearstream.

De Notes zijn niet rentedragend. Daar staat tegenover dat op de afloopdatum, zijnde 10 oktober 2012, elke Note recht zal geven op uitbetaling in euro's van een bedrag, berekend volgens de formule in het Supplement.

Per Note zal op de afloopdatum EUR 100 worden terugbetaald, vermeerderd met een additionele uitbetaling. Deze additionele uitbetaling hangt af van de stijging van de AEX-Index®. De stijging van de AEX-index is het verschil tussen de eindwaarde en de startwaarde van de AEX-Index® indien positief. De startwaarde is de slotstand van de AEX-index® op 30 september 2005. De eindwaarde is het rekenkundig gemiddelde van de waarden van de AEX-Index® op 13 maandelijkse observatiedata, in het laatste jaar van de looptijd van de Notes.

De uitbetaling op het einde van de looptijd zal nooit minder zijn dan de gegarandeerde 100% van de nominale waarde van EUR 100 per Note. Potentiële investeerders worden erop gewezen dat de gegarandeerde uitbetaling van EUR 100 per Note alleen geldt op het einde van de looptijd.

De looptijd van de Notes is 7 jaar. De afloopdatum zal 10 oktober 2012 zijn, indien de Notes niet vervroegd zijn afgelost. Alle berekeningen zoals boven beschreven worden berekend door de daarvoor aangewezen agent ('Calculation Agent').

Een aanvraag is gedaan om de Notes aan de effectenbeurs van Euronext Amsterdam te noteren.

Deze samenvatting van voornaamste kenmerken van de Notes is een beschrijving en vertaling van het Prospectus en het Supplement. Het Prospectus en het Supplement zijn beslissend. De tekst in de Nederlandse taal is opgesteld om zo nauw als redelijkerwijs mogelijk is aan te sluiten bij de bewoordingen van de Engelstalige documentatie.

Bij onderlinge verschillen tussen het Prospectus, het Supplement en deze Nederlandstalige samenvatting zullen het Prospectus en het Supplement doorslaggevend zijn.

Het Prospectus en het Supplement zijn kosteloos verkrijgbaar ten kantore van Rabo Securities, Amstelplein 1, Postbus 94640, 1090 GP Amsterdam.

Schedule I

Defined terms used in this Schedule have the same meaning as in the Offering Circular dated 11 July 2005 or the Supplement dated 12 September 2005 unless otherwise stated in this Schedule.

1. Definitions

"**Closing Price**" means the official closing price of the Index as determined by its Sponsor;

"**Index Valuation Date**" means 30 September 2005;

"**SD**" means Specified Denomination being EUR 100;

"**Valuation Dates**" means each of 4 October 2011, 4 November 2011, 5 December 2011, 4 January 2012, 6 February 2012, 5 March 2012, 4 April 2012, 4 May 2012, 4 June 2012, 4 July 2012, 6 August 2012, 4 September 2012, 4 October 2012, each a Valuation Date and together the Valuation Dates;

2. Payment

Under these Notes, the Noteholders will be entitled to receive a payment linked to the performance of the Index, calculated on the Valuation Dates. At Maturity Date, the Noteholders are entitled to receive 100% of the amount initially invested. In addition to this an additional payment may be made.

On the Maturity Date the Issuer shall redeem the Notes in cash according to the following formula:

$$\mathbf{SD*100\% + SD} * MAX\left(0\,;\frac{Index_{(T)}}{Index_{(0)}}-1\right)$$

This means that on the Maturity Date the investor will receive at least EUR 100 per Note

Where:
$Index_{(0)}$: Closing Price of the Index on the Index Valuation Date;
$Index_{(T)}$: Arithmetic average of the Closing Prices of the Underlying Index on the Valuation Dates.

Schedule II

Information relating to the AEX-index®

All disclosures contained in this Supplement regarding the AEX-index® are derived from publicly available documents or other specified publicly available sources. The Issuer has not participated in the preparation of such documents nor made any due diligence inquiry with respect to the information provided therein.

The aim of the compiler of the AEX-index® when making operational and periodical adjustments is to ensure that the basic principles of the index are maintained and that the index continues to reflect as closely as possible the value of the underlying portfolio. Operational and periodical adjustments to the selection and/or weighting of securities included in the AEX-index® may not result in the index concerned changing by more than 0.01 index points.

For more information about the AEX-index® see website www.euronext.com.

Disclaimer:

Licensor (Euronext Indices B.V.) has all proprietary rights with relation to the Index. In no way Euronext Indices B.V. sponsors, endorses or is otherwise involved in the issue and offering of the products. Euronext Indices B.V. disclaims any liability to any party for any inaccuracy in the data on which the Index is based, for any mistakes, errors, or omissions in the calculation and/or dissemination of the Index, or for the manner in which it is applied in connection with the issue and offering thereof. "AEX" and AEX-index®" are registered trademarks of Euronext N.V. or its subsidiaries.

[This page was intentionally left blank]

EXECUTION COPY

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1449A
TRANCHE NO: 1

ZAR 200,000,000 7.00 per cent. Notes 2005 due 14 September 2011 (the "Notes")

Rabobank International

RBC Capital Markets

TD Securities

Deutsche Bank

ING Financial Markets

WGZ-Bank Westdeutsche Genossenschafts-Zentralbank eG

KBC International Group

The date of these Final Terms is 9 September 2005.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeissen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1449A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		South African Rand ("ZAR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	ZAR 200,000,000
	(ii)	Series:	ZAR 200,000,000
5	Issue Price:		98.27 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		ZAR 5,000, ZAR 50,000 and ZAR 500,000
7	(i)	Issue Date:	14 September 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		14 September 2011
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		7.00 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Applicable
	(i)	Rate of Interest:	7.00 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	14 September in each year commencing on 14 September 2006 and ending on the Maturity Date
	(iii)	Fixed Coupon Amounts(s):	ZAR 350.00 per ZAR 5,000 in nominal amount, ZAR 3,500.00 per ZAR 50,000 in nominal amount and ZAR 35,000.00 per ZAR 500,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	Interest Payment Dates
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17		**Floating Rate Provisions**	Not Applicable
18		**Zero Coupon Note Provisions**	Not Applicable
19		**Index Linked Interest Note Provisions**	Not Applicable
20		**Equity Linked Interest Note Provisions**	Not Applicable
21		**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	ZAR 5,000 per Note of ZAR 5,000 specified denomination, ZAR 50,000 per Note of ZAR 50,000 specified denomination, and ZAR 500,000 per Note of ZAR 500,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable

26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for permanent Global Note in bearer form on or after a date which is expected to be 24 October 2005 upon certification as to non-U.S. beneficial ownership
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	Target, London and Johannesburg
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable

33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36 (i) If syndicated, names and addresses of Managers:

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)

Department GM Legal
Office TC4100
Thames Court
1 Queenhithe
London EC4V 3RL
United Kingdom

Royal Bank of Canada Europe Limited

71 Queen Victoria Street
London EC4V 4DE
United Kingdom

The Toronto-Dominion Bank

Triton Court,
14/18 Finsbury Square
London EC2A 1DB
United Kingdom

Deutsche Bank AG, London Branch

Winchester House
1 Great Winchester Street
London EC2N 2DB
Unitred Kingdom

ING Belgium SA/NV

Avenue Marnix 24
B-1000 Brussels
Belgium

		KBC Bank NV GKD-New Issues Havenlaan 12 B-1080 Brussels Belgium
		WGZ-Bank Westdeutsche Genossenschafts-Zentralbank eG Ludwig Erhard Allee 20 D-40227 Düsseldorf Germany
	(ii) Stabilising Manager (if any):	Royal Bank of Canada Europe Limited
	(iii) Dealers' Commission:	1.60 per cent. selling concession 0.275 per cent. combined management and underwriting commission
37	If non-syndicated, name and address of Dealer:	Not Applicable
38	Additional selling restrictions:	South Africa Each manager will represent and agree that it has not and will not offer of sell, directly of indirectly, any Notes in the Republic of South Africa or to any person, corporate or other entity in the Republic of South Africa except in accordance with South African Exchange Control Regulations 1961, (as amended), and in circumstances which would not constitute an offer to the public within the meaning of the South African Companies Act 1973 (as amended).
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of 0.125748 producing a sum of (for Notes not denominated in Euro):	Euro 25,149,600
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Luxembourg Stock Exchange with effect from 14 September 2005.
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,290

2 Ratings

Rating:	The Notes have been rated Aaa by Moody's, AAA by Standard and Poor's and AA+ by Fitch Ratings Ltd.

3 Notification

The Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten) has provided the competent regulatory authorities of the following countries with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive: Luxembourg, UK, Belgium, Germany, Finland, Sweden, Norway, Austria, Ireland, Italy and France.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	Banking business
(ii)	Estimated net proceeds	ZAR 192,650,000
(iii)	Estimated total expenses:	ZAR 140,000 (excluding dealers' commission)

6 Yield *(Fixed Rate Notes Only)*
Indication of yield:

7.367 per cent Annual, Act/Act-ISMA, Following, unadjusted

Business Centres Target, London and Johannesburg

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0228637970
(ii)	Common Code:	022863797
(iii)	WKN (German security code):	A0GEJ3
(iv)	Fondscode:	Not Applicable
(v)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(vi)	Delivery:	Delivery against payment
(vii)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:



By: ______________________
Duly authorised

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. *(*Rabobank International Equity Derivatives*)*
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1446A
TRANCHE NO: 1

EUR 100,000,000 Fixed Rate then Index Linked Interest Notes 2005 due 15 July 2021

Issue Price: 100.00 per cent.

Goldman Sachs International

The date of these Final Terms is 13 September, 2005.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July, 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1446A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 100,000,000
	(ii)	Series:	EUR 100,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	(i)	Issue Date:	15 September, 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		15 July, 2021
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		2.25 per cent. Fixed Rate / 10 Year CMS minus 0.605 per cent. Index Linked Interest (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par

12	Change of Interest or Redemption/Payment Basis:		Fixed Rate from and including the Issue Date to but excluding 15 July, 2006 Index Linked Interest from and including 15 July, 2006 to but excluding the Maturity Date
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	2.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	15 July, 2006 (short first coupon)
	(iii)	Fixed Coupon Amount :	EUR 937.50 per EUR 50,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Applicable

(i)	Index/Formula:	For the Interest Period from and including 15 July, 2006 to but excluding the Maturity Date, interest will accrue at: **Max (EUR 10 Year CMS minus 0.605%; 0.00%)** Where, "EUR 10 Year CMS" means the 10 Year EUR Interest Rate Swap which appears on Reuters "ISDAFIX2" at 11:00 a.m. Frankfurt time
(ii)	Calculation Agent responsible for calculating the interest due:	Goldman Sachs International
(iii)	Provisions for determining Coupon where calculated by reference to Index and/or Formula:	Not Applicable
(iv)	Index Valuation Date:	2 TARGET Business Days for EUR prior to the Relevant Interest Period
(v)	Valuation Time:	11:00 a.m. Frankfurt time
(vi)	Sponsor:	Not Applicable
(vii)	Provisions for determining Coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	*If* the 10 Year CMS rate does not appear on the designated Reuters Page, then the 10 Year CMS will be determined by the Calculation Agent in a fair and commercially reasonable manner
(viii)	Interest or Calculation Period(s):	From and including 15 July to but excluding 15 July in each year from and including 15 July, 2006 to but excluding the Maturity Date
(ix)	Determination Date(s):	2 TARGET Business Days for EUR prior to the Relevant Interest Period
(x)	Specified Interest Payment Dates:	Interest will be payable annually in arrear on 15 July, from and including 15 July, 2007 up to and including the Maturity Date
(xi)	Business Day Convention:	Modified Following Business Day Convention
(xii)	Business Centre(s) (Condition 1(a)):	TARGET
(xiii)	Minimum Rate/Amount of Interest:	Zero per cent. per annum
(xiv)	Maximum Rate/Amount of Interest:	Not Applicable
(xv)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)

38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [ ], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on the Official List of the Regulated Market of the Luxembourg Stock Exchange with effect from 15 September 2005.
(iii)	Estimate of total expenses related to admission to trading:	EUR 7,760

2 Ratings

Rating: The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue/offer

So far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

Not Applicable

6 Yield (*Fixed Rate Notes Only*) Not Applicable
Indication of yield:

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11 Operational information

ISIN Code:	XS0227649182
Common Code:	022764918
Fondscode:	Not Applicable
Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(i) The Depository Trust Company	Not Applicable
Delivery:	Delivery against payment
Names and addresses of additional or other Paying Agents (if any):	Goldman Sachs International as Calculation Agent, 133 Fleet Street, London EC4A 2BB, U.K.

Signed on behalf of the Issuer:

By: 

Duly authorised

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International Equity Derivatives)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1440A
TRANCHE NO: 1

EUR 50,000,000 CMS Linked Notes 2005 due 1 September 2020 (the "Notes")

Issue Price: 100.00 per cent.

HSBC Bank plc

The date of these Final Terms is 30 August 2005.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1440A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 50,000,000
	(ii)	Series:	EUR 50,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	(i)	Issue Date:	1 September 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		1 September 2020
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Floating Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		None

14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15		Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16		**Fixed Rate Note Provisions**	Not Applicable
17		**Floating Rate Provisions**	Applicable
	(i)	Interest Period(s):	The period from and including the Issue Date to but excluding the first Specified Interest Payment Date and each successive period from and including a Specified Interest Payment Date to but excluding the next following Specified Interest Payment Date
	(ii)	Specified Interest Payment Dates:	1 December, 1 March, 1 June and 1 September in each year commencing on 1 December 2005 and ending on the Maturity Date
	(iii)	Business Day Convention:	Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	London and TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	CCF 103, avenue des Champs Elysées 75008 Paris France
	(viii)	Screen Rate Determination (Condition 1(a)):	
		– Relevant Time:	11 a.m. (Frankfurt time)
		– Interest Determination Date:	2 TARGET Business Days prior to the last day of each Interest Period.
		– Primary Source for Floating Rate:	Reuters Page "ISDAFIX2"
		– Relevant Screen Page:	As above
		– Reference Banks (if Primary Source is "Reference Banks"):	Not applicable

–	Relevant Financial Centre:	Frankfurt
–	Benchmark:	**"EUR 10 year CMS"** means the annual swap rate for a euro swap transaction with a maturity of ten years, expressed as a percentage, which appears on the Reuters Screen Page ISDAFIX2 (or any successor page to that page) under the heading "EURIBOR BASIS" as of 11:00 a.m. Frankfurt time on the Interest Determination Date. For the avoidance of doubt, in the event of any inconsistency between the capitalised terms defined in these Final Terms and/or the Conditions on the one hand and in the 2000 ISDA Definitions on the other, the capitalised terms defined in these Final Terms and/or the Conditions shall prevail.
–	Representative Amount:	Not Applicable
–	Effective Date:	Not Applicable
–	Specified Duration:	10 years
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
(x)	Margin(s):	Not Applicable
(xi)	Minimum Rate of Interest:	Zero per cent. per annum
(xii)	Maximum Rate of Interest:	Max [0, {1 + CMS 10 minus 0.719 per cent.} ^ 0.25 minus 1]
(xiii)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted) shall be applied by the Calculation Agent to calculate the interest amount between Specified Interest Payment Dates, (secondary market only).
(xiv)	Rate Multiplier:	Not Applicable

(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	If the Reuters Screen Page ISDAFIX2 is cancelled or unavailable, the fallback provisions described under the Definition of "EUR – Annual Swap Rate – Reference Banks" contained within the Annex to the 2000 ISDA Definitions shall apply, save that the sentence "on the day that is two TARGET Settlement Days preceding that Reset Date" shall be replaced by "on the day that is 2 TARGET Business Days prior to the last day of each Interest Period" For the avoidance of doubt, the Interest Amount payable in respect of each Note on the relevant Specified Interest Payment Date will be determined by the Calculation Agent to be equal to the product of:- (i) the Rate of Interest; and (ii) the Specified Denomination

18	**Zero Coupon Note Provisions**	Not Applicable
19	**Index Linked Interest Note Provisions**	Not Applicable
20	**Equity Linked Interest Note Provisions**	Not Applicable
21	**Dual Currency Note Provisions**	Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	EUR 50,000 per Note of EUR 50,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	

	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	***Form of Notes***		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable

35	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:		HSBC Bank plc 8 Canada Square London E14 5HQ
38	Additional selling restrictions:		Not Applicable
39	Subscription period:		Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:



By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on 1 September 2005
(iii)	Estimate of total expenses related to admission to trading:	EUR 5,525

2 Ratings

Rating:	The Notes have been rated Aaa by Moody's Investors Service, Inc., AA + by Fitch Ratings Ltd. and AAA by Standard and Poor's Ratings Services.

3 Notification

The Netherlands Authority for the Financial Markets has provided the Commission de Surveillance du Secteur Financier with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Operational information

(i)	ISIN Code:	XS0226478658
(ii)	Common Code:	022647865
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: 
Duly authorised

SUPPLEMENT

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. ***(*****Rabobank International Equity Derivatives*****)***
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1083A
TRANCHE NO: 3

EUR 12,000,000 Equity-linked Notes due 2009 (the "Notes") (to be consolidated and form a single series with the EUR 20,000,000 Equity-linked Notes due 2009 issued on 9 December 2004 and with the EUR 103,000,000 Equity-linked Notes due 2009 issued on 2 July 2004)

Issue Price: 105.20 per cent.

Banque AIG

The date of this Supplement is 12 September, 2005.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions (the "Conditions") set forth in Offering Circular dated 7 October 2003. This document constitutes a Supplement of the Notes (the "Supplement") described herein for the purposes of Article 16 of the Prospectus Directive (Directive 2003/71/EC) (the "Prospectus Directive") and must be read in conjunction with the Offering Circular dated 11 July 2005 and supplemented on 8 September 2005, which constitutes a base prospectus for the purposes of the Prospectus Directive, save in respect of the Conditions which are extracted from the Offering Circular dated 7 October 2003. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of this Supplement and the Offering Circulars dated 7 October 2003 and 11 July 2005. The Offering Circulars are available for viewing at, and copies may be obtained from Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1083A
	(ii)	Tranche Number:	3
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)		40 days after the completion of the distribution of the Tranche, such Tranche no.3 shall be consolidated and form a single series with the EUR103,000,000 Equity-linked Notes due 2009 Series Number 1083A/1 issued on 2 July 2004, as increased by an amount of EUR20,000,000 by the Tranche no.2 issued on 9 December 2004.
3	Specified Currency or Currencies:		EUR
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR12,000,000
	(ii)	Series:	EUR135,000,000
5	Issue Price:		105.20 per cent. of the Aggregate Nominal Amount in respect of the Tranche plus accrued interest from and including 3 July 2005 to but excluding the Issue Date
6	Specified Denominations:		EUR1,000
7	(i)	Issue Date:	14 September 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	From and including 3 July 2005
8	Maturity Date:		3 July 2009

9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		0.25 per cent. Fixed Rate
11	Redemption/Payment Basis:		Equity Linked Redemption (see Appendix A)
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	0.25 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	3 July in each year, commencing on 3 July 2006 up to and including 3 July 2009
	(iii)	Fixed Coupon Amount:	EUR2.5 per EUR1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360 (unadjusted)
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**	Not Applicable
23	**Put Option**	Not Applicable

24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**	Not Applicable
25	**Final Redemption Amount (Equity Linked Redemption Notes)**	See Appendix A
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	The Early Redemption Amount of the Notes payable on redemption for tax reasons or following an event of default shall be an amount in Euro equal to the market value of the Notes on the date of redemption, adjusted to account fully for any loss, expenses and costs to the Issuer of unwinding any underlying or related hedging and funding arrangements, including (without limitation) equity options, all as determined by the Calculation Agent based on quotations received from independent dealers. The Calculation Agent will request three independent dealers to provide their quotations for the market value of the Notes. If three quotations are provided, the market value will be the quotation remaining after disregarding the highest and lowest quotations. If two quotations are provided, the market value will be the arithmetic mean of those quotations and if one quotation is provided the market value will be equal to that quotation
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note. Upon issue of the temporary Global Note, the temporary ISIN and Common Code will be those set out in Part B paragraphs 11 (i)(b) and 11(ii)(b). Upon exchange of the temporary Global Note for the permanent Global Note, the Notes will be consolidated with and form a single series with the Notes issued on 2 July 2004 and the ISIN and Common Code will be those set out in paragraphs 11 (i)(a) and 11(ii)(a)
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
32	Details relating to Instalment Notes:		Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses	Not Applicable

	of Managers:	
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealers' Commission:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Banque AIG, 46 rue de Bassano, 75008 Paris (France)
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable
GENERAL		
40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

This Supplement comprises the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Supplement. Information on the underlying has been extracted from the Annual Report on Form 20-F as filed by AXA S.A. with the U.S. Securities Commission on 22 June, 2005 and other publicly available sources. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by AXA S.A., no facts have been omitted which would render the reproduced inaccurate or misleading. The Issuer declares that, having taken all reasonable care to ensure that such is the case, the information contained in this Supplement is, to the best of his knowledge, in accordance with the facts and contains no omission likely to affect its import.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Original securities are already admitted to trading.
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating:	The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch Ratings Ltd.

3 Notification

The Netherlands Authority for the Financial Markets has provided the Commission de Surveillance du Secteur Financier with a certificate of approval attesting that the Offering Circular and this Supplement have been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	The net proceeds from the issues of the Notes will be used by the Issuer in connection with its banking business.
(ii)	Estimated net proceeds	EUR 12,624,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield (*Fixed Rate Notes Only*) Not Applicable
Indication of yield:

7 Historic interest rates *(Floating Rate Notes only)*

Not Applicable

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate[s] of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

The redemption price of the Notes is linked to the closing price of the AXA S.A Ordinary Shares (please see Appendix A for further details). Thus, the value of the Notes is dependent on the quotation price of the AXA S.A Ordinary Shares.

The underlying is the AXA S.A Ordinary Shares listed on the Paris Stock Exchange. (Reuters CS.PA, Bloomberg : CS.FP) (please see Appendix B for further details), information on AXA S.A are available free of charge at the office of the Agent in Luxembourg.

Potential investors should be aware they may lose part of their investment, however, only in the case of extraordinary events due to which Early Redemption of the Notes would occur. These events are specifically described under item 27 of Part A of this Supplement.

11 Operational information

(i)	ISIN Code:	(a) Permanent: XS0195932313
		(b) Temporary: XS0228763685
(ii)	Common Code:	(a) Permanent: 19593231
		(b) Temporary: 22876368
(iii)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(iv)	Delivery:	Delivery against payment
(v)	Names and addresses of additional or other Paying Agents (if any):	Deutsche Bank AG London as Fiscal Agent and Paying Agent and Deutsche Bank Luxembourg S.A. as Paying Agent

Signed on behalf of the Issuer:

By: ____________________

Duly authorised

APPENDIX A

Capitalised terms used in this Appendix and not otherwise defined herein shall have the meaning set forth in the 2002 ISDA Equity Derivatives Definitions published by the International Swaps and Derivatives Association, Inc. (the "Equity Definitions"):

Final Redemption Amount of each Note

Unless previously redeemed or purchased and cancelled as provided in the Conditions, each Note will be redeemed on the Maturity Date at an amount (the "**Final Redemption Amount**") determined by the Calculation Agent in accordance with the following formula:

$$Notional \times Max\left[100\%; \left[\frac{CS_{final}}{CS_{initial}} \times \frac{100}{134.20}\right]\right] \text{ with,}$$

CS_{final}: the Official Closing Price of the Underlying Share on 19 June 2009, provided that if this day is not an Exchange Business Day, then on the next following Exchange Business Day.

$CS_{Initial}$: 17.35.

For these purposes:

Underlying Share	AXA S.A Ordinary Shares listed on the Paris Stock Exchange. (Reuters CS.PA, Bloomberg : CS.FP)
Exchange:	Paris Stock Exchange.
Related Exchange:	MONEP.

Relevant Price: The relevant price for the Underlying Share on the Exchange at the Valuation Time.

Valuation Time:	The official close of trading on the Exchange.
Adjustments:	
Method of Adjustment:	Calculation Agent Adjustment.
Extraordinary Events:	
Consequences of Merger Events:	
Share-for-Share:	Modified Calculation Agent Adjustment.
Share-for-Other:	Modified Calculation Agent Adjustment.
Share-for-Combined:	Modified Calculation Agent Adjustment.
Tender Offer:	Applicable.
Consequences of Tender Offer:	
Share-for-Share:	Modified Calculation Agent Adjustment.
Share-for-Other:	Modified Calculation Agent Adjustment.
Share-for-Combined:	Modified Calculation Agent Adjustment.
Composition of Combined Consideration:	Not Applicable.

Nationalization, Insolvency or Delisting:	Calculation Agent Determination.
Additional Disruption Events:	
Change in Law:	Applicable.
Insolvency Filing:	Applicable.

Agreements and Acknowledgements

Regarding Hedging Activities:	Applicable.
Additional Acknowledgements:	Applicable.
Calculation Agent:	Banque AIG

APPENDIX B

AXA S.A.

The following information has been extracted from the Annual Report on Form 20-F as filed by AXA S.A. with the U.S. Securities Commission on 22 June, 2005 and other publicly available sources

AXA S.A (the "**Company**") is a French "société anonyme à directoire et conseil de surveillance" (a form of limited liability company) with a Management Board and a Supervisory Board. The Company's headquarters are located at 25 Avenue Matignon, 75008 Paris, France and its telephone number is (331) 40 75 57 00. The founding predecessor of AXA was organized under the laws of France in 1852. The Company's corporate existence will continue, subject to dissolution or prolongation until December 31, 2059.

The Company is the holding company for AXA, a worldwide leader in financial protection and asset management, with consolidated gross revenues of €72.2 billion for the year ended December 31, 2004 and total assets under management as at December 31, 2004 of €868.6 billion, including assets managed on behalf of third party clients in an aggregate amount of €445.9 billion. Based on available information at December 31, 2003 and taking into account banking companies engaged in the asset management business, AXA was the world's 7th largest asset manager including, with total assets under management of €774.6 billion.

AXA operates primarily in Western Europe, North America and the Asia Pacific region and, to a lesser extent, in other regions including in particular the Middle East and Africa. AXA has five operating business segments: Life & Savings, Property & Casualty, International Insurance (including reinsurance), Asset Management, and Other Financial Services. In addition, various holding companies within the AXA Group conduct certain non-operating activities.

Selected Consolidated Financial Data

The selected historical consolidated financial data presented below have been derived from AXA's consolidated financial statements and related notes for the years ended December 31, 2004, 2003, 2002, 2001, and 2000. The historical data set out below is only a summary.

AXA's consolidated financial statements have been prepared in accordance with French GAAP. At January 1, 2001, new French Regulations became effective in respect of consolidated financial statements prepared by French insurance companies and groups (Regulation No. 2000-05 of the *"Comité de la Réglementation Comptable"*). Most of the accounting policies set forth in the new French Regulations were already in effect at AXA and, therefore, the adoption had limited impact to the consolidated operating results and financial position of AXA. The after-tax cumulative effect of the changes in French accounting principles was a charge of €593 million against consolidated shareholders' equity at January 1, 2001, or a decrease of 2%. In addition, the new French Regulations prescribed certain presentational changes. Consequently, certain financial data under French GAAP presented in the tables below as of and for the year ended December 31, 2000 have been restated unless otherwise indicated.

AXA Insurance Holding in Japan and its subsidiaries use a financial year-end of September 30 and are consolidated as of and for the year ended September 30 in AXA's consolidated financial statements.

in millions, except per ordinary share amounts)

	Years ended December 31,					
	2004	2004	2003	2002	2001 [h]	2000 [g]
	(US $) [f]	(€)	(€)	(€)	(€)	(€)
Income Statement Data:						
In accordance with French GAAP:						
Gross premiums and financial services revenues	97,696	72,164	71,628	74,727	74,832	79,971
Net investment result[a]	34,606	25,562	26,935	(8,713)	(1,244)	14,811
Total revenues	132,365	97,773	98,883	65,632	73,233	94,342
Income before income tax expense[i]	6,995	5,167	2,587	2,597	1,721	9,176
Income tax expense	(1,857)	(1,372)	(536)	(426)	(45)	(2,773)
Minority interests	(435)	(243)	(368)	(321)	(385)	(2,124)
Equity in income (loss) from affiliated entities	102	76	41	23	17	(23)
Net income[i]	3,411	2,519	1,005	949	520	3,904
Net income per ordinary share and per ADS:[b] [d] [j]						
– basic (adjusted)	1.85	1.37	0.56	0.54	0.30	2.53
– basic (as published)			0.57	0.55	0.30	2.57
– diluted (adjusted)	1.78	1.32	0.55	0.54	0.31	2.40
– diluted (as published)			0.56	0.55	0.32	2.44
In accordance with U.S. GAAP:						
Gross premiums, net of reinsurance[c]	48,120	35,544	35,574	38,845	40,099	35,538

Income from continuing operations (before tax)	6,605	4,879	5,203	(1,125)	876	1,478
Income from continuing operations (after tax and minority interest)	4,380	3,235	3,673	(2,588)	356	951
Income from discontinued operations (net of tax)[l]	–	–	–	–	–	192
Gain on sale of discontinued operation (net of tax)[l]						2,105
Net income	4,380	3,235	3,673	(2,588)	356	3,248
Net income per ordinary share:[b] [d] [j]						
Basic						
Income from continuing operations (after tax and minority interest)	2.42	1.79	2.12	(1.52)	0.21	0.63
Net income	2.42	1.79	2.12	(1.52)	0.21	2.16
Diluted						
Income from continuing operations (after tax and minority interest)	2.34	1.73	2.06	(1.52)	0.21	0.62
Net income	2.34	1.73	2.06	(1.52)	0.21	2.10
Other data (non-GAAP):						
Number of ordinary shares outstanding	—	1,908.4	1,778.1	1,762.2	1,734.2	1,664.9
Net dividend distribution (in currency millions)[e]	1,576	1,164	676	599	971	926

(in millions, except per ordinary share amounts)

	Years ended December 31,					
	2004 (US $) [f]	2004 (€)	2003 (€)	2002 (€)	2001 (€)	2000 (€)
Balance Sheet Data:						
In accordance with French GAAP:						
Total assets	651,125	480,961	449,233	444,657	485,599	486,513
Shareholders' equity	35,412	26,157	23,401	23,711	24,780	24,322
Shareholders' equity per ordinary share[b] [d]	18.6	13.7	13.2	13.5	14.3	14.6
In accordance with U.S. GAAP:						
Total assets (i)	681,747	503,581	459,346	450,707	493,065	499,161
Shareholders' equity	41,197	30,431	24,918	23,857	29,340	31,561
Shareholders' equity per ordinary share[b] [d]	21.8	16.1	14.0	13.8	17.2	19.2

(a) Includes investment income net of investment expenses and interest expense on short-term and long-term debt (other than interest expense relating to bank operating expenses of AXA's other financial services operations), net realized investment gains and losses and net unrealized investment gains and losses on assets with financial risk borne by the policyholders (unit-linked) and on trading securities, including assets supporting the UK "With-Profit" business.

(b) Under both French GAAP and U.S. GAAP (i) the calculation of net income per ordinary share is based on the weighted average number of ordinary shares outstanding for each period presented and (ii) shareholders' equity per ordinary share is calculated based on the actual number of ordinary shares outstanding at each period-end presented. The U.S. GAAP calculations deduct ordinary shares held by AXA and its subsidiaries (that is, treasury shares) in the calculation of weighted average number of ordinary shares outstanding (for net income per ordinary share) and ordinary shares outstanding (for shareholders' equity per ordinary share). The calculation of basic and diluted net income per ordinary share for each of the three years ended December 31, 2004 is presented in note 24 "Net Income per Ordinary Share" to AXA's consolidated financial statements.

(c) Gross premiums received from policyholders in respect of Life & Savings products classified as "universal life" or "investment contracts", such as separate account (unit-linked) products, under U.S. GAAP, are recorded as revenue under French GAAP. Under U.S. GAAP, such amounts received are recorded as deposits, and only the policy-related fees charged to the policyholders for cost of insurance, administration, investment management, etc, are recorded as revenue.

(d) Year 2000 financial data were restated to reflect the 4-for-1 stock split of AXA's outstanding ordinary shares whereby the ratio between the AXA ordinary share and the ADS was changed from one AXA ADS representing one-half of an AXA ordinary share to one AXA ADS representing one AXA ordinary share, effective on May 16, 2001.

(e) An annual dividend generally is paid each year in respect of the prior year after the annual ordinary

general meeting of shareholders (customarily held in May or June) and before September of that year. Dividends are presented above in the year to which they relate not the year in which they are declared and paid. At the annual general meeting of shareholders of AXA held on April 20, 2005, the shareholders approved the declaration of a dividend in respect of 2004 of €0.61 per ordinary share. Dividends per ordinary share do not include any French avoir fiscal (or tax credit) which may be receivable from the French Treasury. In general, dividends per ordinary share are based on the number of ordinary shares outstanding at the end of the year for each year presented.

(f) The financial data have been translated from Euro to U.S. dollars using the Euro Noon Buying Rate at December 31, 2004 of €1.00 = US$1.3538 (see "Exchange rate information"). These translations are solely for the convenience of the reader and should not be construed as representations that the converted amounts actually represent such U.S. dollar amounts or could have been (at the relevant date) converted into U.S. dollars at the rate indicated or at any other rate.

(g) As a result of the sale of DLJ in 2000 and in accordance with U.S. GAAP accounting treatment and presentation of discontinued operations, the income statement data in accordance with U.S. GAAP for 2000 have been restated in respect of "total revenues" and "net income" from continuing operations. In respect of the balance sheet data in accordance with U.S. GAAP, "Total assets" data have been restated to include net assets of DLJ discontinued operations (which is reported as a single line item under total assets).

(h) In 2001, "Income before income tax expense" excludes the amortization of goodwill, whereas in prior periods, it included the amortization of goodwill. Consequently, prior periods have been restated accordingly.

(i) Financial data have been restated for the accounting for other-than-temporary decline in value for securities. See Note 33 to the consolidated financial statements for further information.

(j) Following any significant capital increase with a stock price lower than the market price, such as ORAN conversion in July 2004, French GAAP require that average number of shares and consequently EPS over each period be restated to take into account an adjustment to neutralize this event which is similar to a free distribution of shares. This adjustment is not applicable under U.S. GAAP.

Ordinary Shares

The information provided below is given on a post 4-for-1 stock split basis.

Since 1994, AXA has regularly offered shares to its employees. In 2004, AXA employees invested a total of €255 million in the employee stock ownership program (€22,5 million in July 2004 and €232,1 million in December 2004) resulting in the issuance of 18.9 million AXA ordinary shares. At December 31, 2004, AXA employees held approximately 5.11% of AXA ordinary shares (including ADSs –American Depositary Shares–) compared to 4.8% at December 31, 2003.

In addition, during 2004, approximately 1.2 million ordinary shares were issued in connection with the exercise of AXA share options in 2004 (2003: 0.8 million ordinary shares).
As the result of successful completion of the merger of MONY with AXA Financial,Inc., the ORANs[1] redeemable into either shares or cash issued by AXA in September 2003 to finance the MONY acquisition were redeemed on July 22, 2004 by the issuance of 110,245,309 new AXA Shares. Each ORAN holder received in addition, on July 22, 2004, a "final interest" amount equal to Euro 0.38 per ORAN, i.e. the equivalent of the dividend paid by AXA on its shares on May 3, 2004 (€42 million).

At December 31, 2004, the number of treasury shares held by AXA subsidiaries fell by 7.6 million with respect to December 31, 2003. At December 31, 2004, AXA held approximately 22 million of its ordinary shares at a book value of €298 million, or 1.16% of the total outstanding ordinary shares. These shares are allocated principally to the AXA Financial stock-option program, where options have been granted to AXA Financial employees to acquire AXA ADRs (American Depositary Receipts).

The ORANs issued by AXA to finance the acquisition of MONY were redeemed on July 22, 2004 by the issuance of one new ordinary AXA share for each ORAN. Consequently, AXA's subsidiaries received 1.4 million of AXA additional shares.
In 2004, AXA sold 9 million shares at a net realized loss of €27 million (€1.3 million in 2003 and nil in 2002) which 6.7 million shares sold to FINAXA. These shares were principally allocated to the AXA Financial stock-option program; these shares did not need to be allocated to this program anymore as a result of the implementation of the new hedging strategy.

As a part of an overall rebalancing of the hedge of its purchase stock options plans, AXA Financial Inc. purchased on November 22, 2004, approximately 26 million call options on the AXA ADR for the total premium of $ 89 million. The purpose of the hedge is to protect the Group against an increase in the AXA share price and depreciation of

(1) Bonds redeemable either in shares or in cash.

The principal trading market for the Company's ordinary shares is the Premier Marché (continu A) of the Euronext Paris S.A.. The Company's American Depositary Shares and American Depositary Receipts are referred to in this annual report as "ADSs" and "ADRs", respectively. The ADSs and ADRs are listed on the New York Stock Exchange.

The table below sets forth, for the periods indicated, the reported high and low closing prices in Euro for the Company's ordinary shares on the Euronext Paris:

PRICE PER AXA ORDINARY SHARE

Calendar Period	High (€)	Low (€)
2000 (1)	43.87	30.37
2001 (1)	38.95	17.35
2002		
First quarter	26.02	19.60
Second quarter	25.60	16.63
Third quarter	18.16	9.45
Fourth quarter	16.21	10.00
Annual	26.02	9.45
2003		
First quarter	14.00	8.93
Second quarter	14.40	10.73
Third quarter	16.90	12.99
Fourth quarter	16.99	14.69

Annual	16.99	8.93
2004		
First quarter	19.36	16.14
Second quarter	18.74	15.63
Third quarter	18.47	15.60
Fourth quarter	18.56	16.14
Annual	19.36	15.60
2004 and 2005		
November 2004	18.27	16.85
December 2004	18.56	17.55
January 2005	18.90	17.90
February 2005	20.49	18.46
March 2005	21.44	20.14
April 2005	20.92	18.75
May 2005	20.15	19.05

(1) At the annual general meeting of shareholders of the Company held on May 9, 2001, the Company's shareholders approved a 4-for-1 stock split of the Company's outstanding ordinary shares. Immediately following this stock split, which became effective on May 16, 2001, the parity between the Company's ordinary share and the ADS was changed from one ADS representing one-half of an ordinary share to one ADS representing one ordinary share. The high and low closing prices are adjusted to reflect the 4-for-1 split of AXA's outstanding ordinary shares effective May 16, 2001.

The closing price in Euro for the Company's ordinary shares on the Euronext Paris on 9 September 2005 was EUR22.45.

The table below sets forth the dividends paid in Euro for the Company's ordinary shares for the for the periods indicated (dividends paid in each year are in respect of the prior year's results).

AXA pays dividends in Euro. Future dividends will depend on AXA's earnings, financial condition and other factors. Proposals for dividend payments are made by the Management Board, subject to approval by the Supervisory Board and final approval by AXA's shareholders at the ordinary annual general meeting of shareholders. Dividends paid to holders of ordinary shares and ADSs will generally be subject to French withholding tax at a rate of 25% which, subject to certain procedures and exceptions, may be reduced to 15% for holders who are residents of the United States. Certain holders of ordinary shares and ADSs were entitled to receive a subsequent payment equal to the French avoir fiscal (or tax credit) in an amount equal to 50% of any dividends paid by the Company, less applicable French withholding tax. This French avoir fiscal regulation ended in 2004. The following table sets forth the total dividends paid per ordinary share with respect to each

year indicated, with or without the French avoir fiscal, and before deduction of any French withholding tax. Dividends paid in each year are in respect of the prior year's results.

	Net dividend	Gross dividend
	per ordinary	per ordinary
Year	share (euros)	share [a] (euros)
2000 [b] [c]	0.55	0.825
2001 [c]	0.56	0.84
2002 [d]	0.34	0.51
2003 [e]	0.38	0.57
2004 [f]	0.61	

(a) Payment equivalent to the French avoir fiscal or tax credit, less applicable French withholding tax, will be made only following receipt of a claim for such payment, and, in any event, not until after the close of the calendar year in which the respective dividends are paid. Certain US tax exempt holders of ordinary shares or ADSs will not be entitled to full payments of avoir fiscal. The French

(b) Restated to take into account the 4-for-1 stock split approved by the shareholders at the annual general meeting of shareholders held on May 9, 2001.

(c) In 2000, dividends per ordinary share were based on the number of AXA ordinary shares outstanding at December 31, 2000 and also included the 4.9 million ordinary shares issued to the remaining minority interests in AXA Financial, Inc. following the completion of the merger of AXA Merger Corp. with and into AXA Financial, Inc. on January 2, 2001.

(d) At the annual general meeting of shareholders of AXA held on April 30, 2003, the shareholders approved the declaration of a dividend in respect of 2002 of €0.34 per ordinary share, or €599 million in the aggregate based on the number of AXA ordinary shares outstanding at December 31, 2002.

(e) At the annual general meeting of shareholders of AXA held on April 21, 2004, the shareholders approved the declaration of a dividend in respect of 2003 of €0.38 per ordinary share, or €676 million in the aggregate based on the number of AXA ordinary shares outstanding at December 31, 2003.

(f) At the annual general meeting of shareholders of AXA held on April 20, 2005, the shareholders approved the declaration of a dividend in respect of 2004 of €0.61 per ordinary share, or €1,164 million in the aggregate based on the number of AXA ordinary shares outstanding at December 31, 2004. This dividend will give rise to a 50% tax credit for individuals whose fiscal residence is in France as of January 1, 2005, equal to 0.305 per share.

Management Board

The Company's business is managed by a Management Board (Directoire). The Management Board is the Company's collegial decision-making body. The Management Board holds weekly meetings to discuss Group strategy and operations. It operates in accordance with a set of internal regulations. Acting on the recommendation of its Selection and Governance Committee, the Supervisory Board voted on January 15,

2003 to reappoint the members of the Management Board to a second three-year term of office when their terms expired on January 19, 2003. The current term of office will come up for renewal in January 2006.

Current members of the Management Board:

- Henri de Castries (50), Chairman,
- Claude Brunet (47), Transversal Operations and Projects, Human Resources, Brand and Communication,
- Christopher Condron (57), Insurance in the United States and Alliance Capital,
- Denis Duverne (51), Finance, Control and Strategy,
- François Pierson (57), Insurance in France, Large Risks, Assistance and AXA Canada.

Executive Committee

The Executive Committee's principal mission is to review and execute AXA's strategy.

The Committee's composition reflects the structure of the AXA Group. It includes, mainly, members of the Management Board and the CEOs of the Group's principal business units. The fifteen members of the Group's Executive Committee, including eight non-French nationals, conduct quarterly business reviews (QBR), during which performance is reviewed. These reviews were introduced in 2000 to provide a clear and consistent framework for:

- reviewing operational performance and monitoring the progress of key projects using quantifiable standards of measurement defined in collaboration with the Management Board;
- assessing the status of transversal projects; and
- exchanging ideas and information on key strategic orientations.

Executive Committee

Jean-Raymond Abat	Chairman of AXA Seguros (Spain) and head of the Mediterranean region
Alfred Bouckaert	Chief Executive Officer of AXA Belgium (Belgium)
Claude Brunet	Member of the Management Board in charge of Transversal Operations and Projects, Human Resources, Communication and Brand
Henri de Castries	Chairman of the Management Board
Christopher Condron	Member of the Management Board, President and Chief Executive Officer of AXA Financial (United States)
Claus-Michael Dill	Chairman of the Management Board of AXA Konzern AG (Germany)
Philippe Donnet	Chief Executive Officer of AXA Japan (Japan), President of the Board of Directors of AXA RE
Denis Duverne	Member of the Management Board in charge of Finance, Control and Strategy

Hans Peter Gerhardt*	Chief Executive Officer of AXA RE
Dennis Holt	Chief Executive Officer of AXA UK (United Kingdom)
Gerald Lieberman	President and Chief Operating Officer of Alliance Capital (United States)
Nicolas Moreau	Chief Executive Officer of AXA Investment Managers
Les Owen	Group Chief Executive of AXA Asia Pacific Holdings (Australia), Head of the Asia Pacific region (excluding Japan)
François Pierson	Member of the Management Board, Chief Executive Officer of AXA France, Head of Large Risks, Assistance and AXA Canada (Canada)
Stanley Tulin	Vice Chairman and Chief Financial Officer of AXA Financial (United States)

(*) Hans Peter Gerhardt was appointed as Member of the Executive Committee in March 2005.

Business units

AXA has 10 business units, whose CEOs report directly to the Management Board and its Chairman. They are listed below:

Name	Business unit
Jean-Raymond Abat	Mediterranean Area
Alfred Bouckaert	Benelux
Christopher Condron	United States
Claus-Michael Dill	Germany and Eastern Europe
Philippe Donnet	Japan
Hans Peter Gerhardt	Reinsurance
Dennis Holt	United Kingdom and Ireland
Nicolas Moreau	AXA Investment Managers
Les Owen	Asia-Pacific (excluding Japan)
François Pierson	France and Assistance, Large Risks, Canada

Recent developments

The following is extracted from a Press Release issued by the Company on July 28, 2005:

"PRESS RELEASE

July 28, 2005

HALF YEAR 2005 ACTIVITY INDICATORS:
PROFITABLE GROWTH GAINING MOMENTUM IN ALL BUSINESSES:

- Life & Savings new business value up 20%

- P&C revenues up 3%

- Asset Management revenues up 6%

---

o **Life & Savings New Business Value (NBV) was up 20% to Euro 443 million, mainly driven by France, the US, Japan and Southern Europe. As a result, margin on new business increased to 17.6% (or 18.5% on a comparable basis) from 16.4% in first half 2004.**

o **Life & Savings New Business APE(1) increased by 6% to Euro 2,515 million, mainly driven by strong sales in France, Southern Europe, Belgium, the United Kingdom, and Hong-Kong. Unit-linked APE increased by 14% to represent 45% of total Life & Savings APE.**

o **Property & Casualty revenues increased by 3% to Euro 10,314 million. Personal lines were up 4% and commercial lines were up 2%, benefiting from a resilient pricing environment and moderate portfolio growth. Other lines increased 2%, driven by UK Health.**

o **International Insurance revenues increased by 11% to Euro 2,501 million, with AXA RE up 15%, due to the non-recurrence of some 2004 negative premium adjustments and to European and Asian expansion in line with AXA RE's objective to improve geographical diversification, and AXA Corporate Solutions Assurance up 9%, driven by Marine, Aviation and Construction.**

o **Asset Management revenues increased by 6% to Euro 1,550 million driven by higher average Assets Under Management (AUM) (+14% compared to 1H04) as a result of favorable market conditions since June 2004 and strong net inflows. In 1H05, Asset Management net inflows, excluding Alliance Capital Cash Management Services, amounted to Euro 16 billion.**

(1) Annual Premium Equivalent (APE) represents 100% of new business regular premiums plus 10% of new business single premiums. APE is Group share.

Numbers herein have not been audited or adjusted for scope and currency changes. Growth rates are on a comparable basis and, accordingly, have been adjusted for changes in scope, accounting methods and currency.

APE, PVEP, NBC and NBV are non-GAAP measures. Management uses these measures as key indicators of performance in assessing AXA's Life & Savings business and believes that the presentation of these measures provides useful and important information to shareholders and investors. IFRS revenues are available in Appendix 5 of this release.

"The evolution of our activity indicators in first half 2005 fits well into our profitable growth strategy," said AXA Chief Executive Officer Henri de Castries. "For instance, the increase in our Life & Savings new business margin stems from higher volume together with product mix improvement.

"The growth of our Property & Casualty revenues is in line with our long-term objectives and illustrates the continued underwriting discipline of the Group. This growth should result in increased profitability.

"The Euro 16 billion long-term net inflows in Asset Management demonstrate ongoing strong momentum in AXA Investment Managers' third party activity and Alliance Capital's private client business.

"Our first half 2005 performance comforts our long-term growth targets."

Six months ended (Euro million except when otherwise noted)	June 30, 2005	June 30, 2004	Change	Change on a comparable basis
Life & Savings, group share				
APE	2 515	2 269	+10.8%	+6.5%
PVEP(2)	20 813	18 550	+12.2%	+7.9%
NBC	529	452	+17.0%	+17.2%
NBV	443	372	+19.0%	+20.1%
Property & Casualty	10 314	9 794	+5.3%	+2.9%
International Insurance revenues	2 501	2 284	+9.5%	+10.6%
Asset Management revenues	1 550	1 518	+2.2%	+5.7%
Net inflows (Euro billion):				
- excluding AC cash management (3)	16	6		
- including AC cash management (3)	-7	6		

(2) PVEP = Present Value of Expected Premiums, which will be a new volume indicator under EEV principles.

(3) Alliance Capital's Cash Management Services have been sold to Federated Investors.

LIFE & SAVINGS:

Life & Savings new business APE increased by 6% to Euro 2,515 million, mainly driven by strong sales in France, Southern Europe, Belgium, the United Kingdom, and Hong-Kong.

Unit-linked APE increased by 14% to represent 45% of total Life & Savings APE, compared to 43% in the first half of 2004.

The US continued to benefit from the MONY acquisition, with APE up 21% on a reported basis. On a comparable basis, the US growth in Life and Variable Annuity businesses was partly offset by the voluntary cautious stance on Fixed Annuity. Germany was hurt by the very weak environment following year-end 2004 life business related to clients taking advantage of the more favourable regulation in force in 2004.

New Business Value (NBV) was up 20% to Euro 443 million, mainly driven by France, the US, Japan and Southern Europe, as a result of higher volume, product mix improvement and the extension of the hedging strategy in the US. As a result, NBV to APE margin increased to 17.6% (or 18.5% on a comparable basis) from 16.4% in first half 2004.

Annual Premium Equivalent, Group share (Euro million) Change on a Six months ended	June 30, 2005	June 30, 2004	Change	Change on a comparable basis
Life & Savings	**2515**	**2269**	**+10.8%**	**6.5%**
France	581	539	+7.8%	+7.8%
United States (a)	829	687	+20.7%	+3.5%
United Kingdom	381	339	+12.3%	+14.4%
Japan	258	252	+2.5%	+6.5%
Germany	132	163	-19.0%	-19.0%
Benelux	137	116	+18.5%	+18.5%
Southern Europe	71	52	+36.4%	+36.4%
Australia/New Zealand	95	92	+2.3%	+2.5%
Hong-Kong	32	29	7.8%	+13.2%

France APE increased by 8% with an increased focus on profitability. Investment & Savings APE was up 13%, reflecting strong growth in individual unit-linked premiums (up 39% to represent 28% of individual Investment & Savings APE).

Growth in individual Investment & Savings was partly offset by Group business, which was impacted by strict underwriting and the non-recurrence of some large premiums in the first half of 2004.

In the United States and excluding the contribution of MONY, APE increased by 3% primarily driven by Life APE (up 9%) and Variable Annuity APE (up 5%), partly offset by a 45% decline in Fixed Annuity APE, as, in the current interest rate environment, this product does not match Group profitability targets.

In the second quarter of 2005, MONY's revenues included 21% of AXA-Equitable products, up from 15% in the first quarter. And going forward, MONY product mix should benefit from the fact that MONY and AXA retail distribution networks were merged at the beginning of June 2005.

In the United Kingdom, APE was up 14% driven by strong sales in the IFA channel (+24%). Unit-linked products experienced strong sales (+21%) due to increased volume of Onshore & Offshore Bonds and Group Pension products.

Japan APE increased by 7%, with individual business APE up 4%, driven by Term Life products and riders (following the launch of new products in October 2004 and March 2005), and Group Life APE up 164%, thanks to the New Mutual Aid product. After a slow start in 1Q05 Japan APE grew strongly during the second quarter with new business APE increasing by 10% as a result of new product launch and improved productivity in the AXA Advisors channel.

Germany APE was down 19%, or down 49% excluding year-end 2004-related backlog, as non unit-linked activity was weak following the new business surge at the end of 2004 in anticipation of the 2005 change in tax regulation. The Health market was negatively impacted by higher social contribution limits, which mean that employees now need a higher income to switch from legal health insurance to private health insurance.

Benelux APE grew 19% driven by Belgium up 26%, mainly due to the continuing strong activity on structured unit-linked products, such as the open-architecture product Millesimo, and strong sales of Crest 30 (non unit-linked product with no guaranteed rate).

Southern Europe APE increased by 36%, mainly driven by high new business in traditional savings in Italy and strong activity from bank distribution agreements in Spain, which should slow down in the second semester due to the loss of one of these agreements.

Australia/New-Zealand APE was up 2%, as the decrease in traditional savings products, due to the planned reduction in retirement income, was more than offset by an increase in mutual funds sales driven by global equity growth and value funds and the successful launch of the Generations administration platform.

Hong-Kong APE increased by 13% primarily due to Dimensions, a unit-linked product launched in late 2004, and higher sales of "Mandatory Provident Fund", a pension product.

Life & Savings New Business Value (NBV) was up 20% to Euro 443 million due to increased volume and shift in product mix. As a result, NBV to APE margin increased to 17.6% (or 18.5% on a comparable basis) from 16.4% in first half 2004.

PROPERTY & CASUALTY:

Property & Casualty revenues increased by 3% to Euro 10,314 million. Personal lines were up 4% and commercial lines were up 2%, benefiting from a resilient pricing environment and moderate portfolio growth. Other lines increased 2%, driven by UK Health.

IFRS Revenues Six months ended Change on a	June 30, 2005	June 30, 2004	Change	Change on a comparable

(Euro million)				basis
Property & Casualty	**10314**	**9794**	**+5.3%**	**+2.9%**
France	2770	2668	+3.8%	+3.8%
Germany	1789	1788	+0.1%	-0.4%
United Kingdom, including Ireland (a)	2290	2368	-3.3%	+1.0%
Belgium	775	774	+0.1%	+0.1%
Southern Europe	1551	1466	+5.7%	+5.5%
Other countries (b)	1139	730	+56.1%	+9.2%

(a) The right to renew our UK Personal Direct business was sold to RAC in October 2004. In 1H04, revenues from this activity amounted to Euro 64 million.

(b) As of January 2005, Turkey, Hong-Kong and Singapore are now fully consolidated instead of being accounted for under the equity method. If full consolidation had been applied in 1H04, other countries P&C revenues would have been Euro 250 million higher. In addition, the Netherlands disability activity has been transferred from Life & Savings to Property & Casualty. Other countries P&C revenues would have been Euro 58 million higher in 1H04 if disability had been included.

Personal lines (58% of P&C premiums) showed overall growth of 4%.

Motor revenues grew 3%, mainly driven by France and Southern Europe, up 3% and 5%, respectively, benefiting from positive net inflows of +35,300 and +91,300, respectively.

Non-motor revenues increased by 5%, mainly driven by household in France, the UK, Belgium and Southern Europe, owing to satisfying portfolio evolution and increased tariffs.

Commercial lines (35% of P&C premiums) recorded a 2% growth.

Motor revenues decreased by 1% mainly driven by the UK & Ireland (-7%), in a context of intense competition in Ireland, partly offset by France (+3%) and Belgium (+2%).

Non-motor revenues were up 2% mainly driven by France (+7%) and Southern Europe (+7%) as a result of tariff increases in most business lines, while maintaining a strict underwriting policy.

Other Lines (7% of P&C premiums) increased by 2% driven by UK Health (+8%).

INTERNATIONAL INSURANCE:

International Insurance revenues increased by 11% to Euro 2,501 million, with AXA RE up 15%, due to the non-recurrence of some 2004 negative premium adjustments and to European and Asian expansion, in line with AXA RE's objective to improve geographical diversification, and AXA Corporate Solutions Assurance up 9%, driven by Marine, Aviation and Construction.

IFRS Revenues Six months ended (Euro million)	June 30, 2005	June 30, 2004	Change	Change on a comparable basis

International Insurance	**2501**	**2284**	**+9.5%**	**+10.6%**
AXA RE	1 056	1 005	+5.0%	+15.4%
AXA Corporate Solutions Assurance	1 059	972	+8.9%	+9.2%
Others (a)	386	307	+25.9%	2.3%

(a) Following the full consolidation of Türkey, Hong-Kong and Singapore, AXA Cessions revenues derived from business with these entities are now eliminated as inter-company transaction. In 1H04, this represented Euro 33 million of AXA Cessions revenues. In addition, in line with the restructuring of AXA RE and AXA Corporate Solutions Assurance, all businesses related to US entities in run-off, formerly owned by AXA RE, have been transferred to a new US holding company reported in "Other transnational activities".

Reinsurance: Revenues increased by 15%, due to the non-recurrence of some 2004 negative premium adjustments and to higher premiums in European proportional Property Cat and credit business as well as in selected non proportional General Liability business in order to take advantage of favorable pricing conditions.

Insurance: AXA Corporate Solutions Assurance revenues increased by 9% reflecting a selective growth on Marine, Aviation and Construction. However, it should be noted that marine and aviation growth benefited from seasonal effect in 1H05, and hence, annual growth is expected to be more moderate. Development was cautious on commercial property and liability lines.

ASSET MANAGEMENT:

Asset Management revenues increased by 6% to Euro 1,550 million driven by higher average Assets Under Management (AUM) (+14% compared to 1H04) as a result of favorable market conditions since June 2004 and strong net inflows. In 1H05, Asset Management net inflows, excluding Alliance Capital Cash Management Services, amounted to Euro 16 billion.

Nine months ended (Euro million)	June 30, 2005	June 30, 2004	Change	Change on a comparable basis
Asset Management	**1 550**	**1 518**	**+2.2%**	**+5.7%**
Alliance Capital	1 117	1 153	-3.1%	+1.2%
AXA Investment Managers (a)	433	364	+18.8%	+20.2%

(a) Excluding management and front-end fees collected by AXA Investment Managers on behalf of external distributors, gross revenues increased 21% on a comparable basis.

Alliance Capital: Revenues were up 1% thanks to higher investment advisory fees, driven by higher average AUM (+10%) and higher performance fees in 2Q05, offset by lower distribution revenues and lower shareholder servicing fees.

AUM increased by Euro 31 billion from year-end 2004 to Euro 427 billion at the end of June 2005 as net positive long-term inflows (Euro 4 billion), a positive exchange rate impact (Euro 48 billion) and a slightly favorable market impact (Euro 1 billion) more than offset the Euro 22 billion decrease in AUM related to the sale of the Cash Management Services to Federated Investors.

AXA Investment Managers: Revenues increased by 20%, while gross revenues, excluding management and front-end fees collected on behalf of external distributors, increased by 21%, driven by higher average AUM (+19%) and higher performance fees.

AUM increased by Euro 37 billion from year-end 2004 to Euro 382 billion at the end of June 2005 driven by (i) a Euro 16 billion favorable market impact, (ii) Euro 12 billion of net inflows, including Euro 10 billion from institutional and retail third party clients, (iii) a Euro 7 billion positive foreign exchange rate impact, and (iv) a Euro 3 billion change in scope of money market AUM.

(4) Net of inter-company transactions.

About AXA:

AXA Group is a worldwide leader in financial protection. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA reported total IFRS revenues of Euro 37 billion for the first half of 2005. The AXA ordinary share is listed and trades under the symbol AXA on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol AXA."

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK *INTERNATIONAL EQUITY DERIVATIVES*)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1417A
TRANCHE NO: 1
€37,500,000 CMS-Linked Floating Rate Notes 2005 due 2015

Issue Price: 101.00 per cent.

Fortis Bank N.V./S.A.

as **Dealer**

The date of these Final Terms is 7 September 2005

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated July 11, 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

Description of the Notes and Risk Factor

The interest on the Notes is linked to (i) the performance of the 10 year Euro Constant Maturity Swap (CMS) Rate and (ii) the development of the difference between such rate ("**EUR 10 Yr CMS**") and the 2 year Euro Constant Maturity Swap Rate Rate ("**EUR 2 Yr CMS**"). Both rates give an indication of the rates at which banks are prepared to lend to each other in the interbank market for the relevant period. Generally speaking, the 10 year rate is supposed to be higher than the 2 year rate because of the longer time horizon and the higher risk associated therewith. The interest on the Notes will depend on, *inter alia*, the difference between the two rates. The higher the number of days on which the difference observed between the two rates (i.e. the 10 year rate minus the 2 year rate) is *greater than* 0.60 per cent., the higher the interest on the Notes will be. Equally, the higher the number of days on which the difference observed between the two rates (i.e. the 10 year rate minus the 2 year rate) is *equal to or smaller than* 0.60 per cent., the lower the interest on the Notes will be, with a minimum of 0 (zero) per cent. Investors thus run the risk of receiving no interest on the Notes.

Any historical information regarding rates does not necessarily constitute an indication as to the future performance of the relevant rate.

Prospective investors in the Notes are advised to also read the Risk Factors on pages 11 to 17 of the Offering Circular.

Subscription Period

The subscription period runs from 15 August 2005 up to and including 2 September 2005, 16.30 hours Amsterdam time. In case of early termination due to oversubscription or to changes in market conditions as determined by the Dealer, in its sole discretion, all or some subscriptions may be reduced in whole or in part based on objective allotment criteria according to which the first subscriptions received will be the first to be served and, if required, the amount of last subscriptions that will be served will be reduced proportionately in order to reach the total amount of Notes that will be issued. Any payments made in connection with the subscription of Notes

which have not been alloted will be returned, without interest being due, not later than 7 Amsterdam business days after the close of the subscription period.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1417 A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("€")
4	Aggregate Nominal Amount:		
	(i)	*Tranche:*	€37,500,000
	(ii)	Series:	€37,500,000
5	Issue Price:		99.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		€1,000
7	(i)	Issue Date:	9 September 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		Interest Payment Date falling in or nearest to 9 September 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		CMS-Linked Floating Rate - See item 17 and Annex for details
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Not Applicable
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Not Applicable
17	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	The period beginning on (and including) the Issue Date and ending on (but excluding) the first Interest Payment Date and

		each successive period beginning on (and including) an Interest Payment Date and ending on (but excluding) the next succeeding Interest Payment Date
(ii)	Specified Interest Payment Dates:	9 September in each year, commencing on 9 September 2006 up to and including the Maturity Date
(iii)	Business Day Convention:	Modified Following Business Day Convention
(iv)	Business Centre(s) (Condition 1(a)):	Target
(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Fortis Bank nv-sa
(viii)	Screen Rate Determination (Condition 1(a)):	Yes
	– Relevant Time:	11.00 a.m. Brussels time – See Annex
	– Interest Determination Date:	2 TARGET Business Days prior to the first day of each Interest Accrual Period – See Annex
	– Primary Source for Floating Rate:	Relevant Screen Page (see below)
	– Relevant Screen Page:	Reuters Page ISDAFIX2 – See Annex
	– Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable (Primary Source is a Page)
	– Relevant Financial Centre:	TARGET
	– Benchmark:	10 Year Euro Constant Maturity Swap Rate - See Annex
	– Representative Amount:	Aggregate Nominal Amount
	– Effective Date:	The first day of each Interest Accrual Period
	– Specified Duration:	Not Applicable
(ix)	ISDA Determination (Condition 1(a)):	No
(x)	Margin(s):	+ 0.70 per cent. per annum – See Annex

	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	30/360
	(xiv)	Rate Multiplier:	Applicable – See Annex
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Not Applicable
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		€ 1,000 per Note of € 1,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per conditions
	(ii)	Redemption for taxation	Yes

		reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		Target The first sentence of Condition 10(h) shall be deemed to be deleted and replaced with the following: "If any date for payment in respect of any Note is not a business day, the holder shall not be entitled to payment until the next following business day, unless it would thereby fall into the next calendar month, in which event such date for payment shall be brought forward to the immediately preceding business day, nor to any interest or other sum in respect of such early or postponed payment".
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):		No
31	*Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:*		*Not Applicable*
32	*Details relating to Instalment Notes:*		*Not Applicable*
33	Redenomination, renominalisation *and reconventioning provisions:*		Not Applicable

34	Consolidation provisions:		Not Applicable
35	Other terms or special conditions:		So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not applicable
	(iii)	Dealers' Commission:	2 per cent.
37	If non-syndicated, name and address of Dealer:		Fortis Bank nv-sa, Montagne du Parc 3, B-1000 Brussels, Belgium
38	Additional selling restrictions:		Not Applicable
39	Subscription period:		from 15 August 2005 to and including 2 September 2005 16.30 hours Amsterdam time, subject to early termination

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):		Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):		Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:		
	(i)	Numbering and letters:	Not Applicable
	(ii)	Whether CF-Form Notes will be issued:	No
	(iii)	Numbering and letters of CF-Form Notes:	Not Applicable
	(iv)	Amsterdam Listing Agent:	Rabobank Nederland
	(v)	Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of the Issuer.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms. Information on the historic rates included in Part B under 6 has been extracted from Bloomberg and Reuters. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg and Reuters, no facts have been omitted which would render the reproduced inaccurate or misleading.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Euronext Amsterdam
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam with effect from 9 September 2005.
(iii)	Estimate of total expenses related to admission to trading:	€ 5,125

2 RATING

Rating: The Notes have been rated Aaa, AA+ and AAA by Moody's Investors Service, Fitch Ratings Ltd. and Standard & Poor's Ratings Services respectively

3 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	As per "Use of Proceeds" in the Offering Circular.
(ii)	Estimated net proceeds	€ 37,125,000
(iii)	Estimated total expenses:	Not applicable

5 HISTORIC INTEREST RATES

Details of historic Euro Constant Maturity Swap (CMS) rates can be obtained from Reuters Page ISDAFIX2.

The 10 year Euro Constant Maturity Swap Rate (Euribor basis) (EUR 10 Yr CMS) is the annual swap rate for euro swap transactions with a maturity of 10 years, expressed as a percentage, which appears on Reuters Page ISDAFIX2 as of 11.00 a.m., Brussels time.

The 2 year Euro Constant Maturity Swap Rate (Euribor basis) (EUR 2 Yr CMS) is the annual swap rate for euro swap transactions with a maturity of 2 years, expressed as a percentage, which appears on Reuters Page ISDAFIX2 as of 11.00 a.m., Brussels time.

The following chart, based on information provided by Bloomberg, shows a historic development of the EUR 10 Yr CMS.



6
5
4
3
2
1
0
02/01/2002
02/03/2002
02/05/2002
02/07/2002
02/09/2002
02/11/2002
02/01/2003
02/03/2003
02/05/2003
02/07/2003
02/09/2003
02/11/2003
02/01/2004
02/03/2004
02/05/2004
02/07/2004
02/09/2004
02/11/2004
02/01/2005
02/03/2005
02/05/2005
02/07/2005
Series1

The following chart, based on information provided by Bloomberg, shows a historic development of the spread between the EUR 10 Yr CMS and the EUR 2 Yr CMS.



[10Y-2Y] Spread
1.90
1.70
1.50
1.30
1.10
0.90
0.70
0.50
2.1.02
2.4.02
2.7.02
2.10.02
2.1.03
2.4.03
2.7.03
2.10.03
2.1.04
2.4.04
2.7.04
2.10.04
2.1.05
2.4.05
2.7.05

Information on the EUR 10 Yr CMS and the spread between the EUR 10 Yr CMS and the EUR 2 Yr CMS is available upon request from Fortis Bank nv-sa as Calculation Agent at its

address at Montagne du Parc, 3, B-1000 Brussels (Belgium) or at Fortis Bank Nederland N.V., Rokin 65, 1012 KK Amsterdam (The Netherlands).

The EUR 10 Yr CMS was determined at 3.175% on 7 September 2005.

Any historical information regarding rates does not necessarily constitute an indication as to the future performance of the relevant rate.

The Issuer makes no representation nor gives any assurance that any publicly available information regarding the CMS rates is accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this Supplemental Offering Circular incorporating Final Terms that would affect the value of the EUR 10 Yr CMS and the EUR 2 Yr CMS have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the EUR 10 Yr CMS and the EUR 2 Yr CMS could affect the value of the EUR 10 Yr CMS and the EUR 2 Yr CMS and consequently the value of the Notes.

6 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0227411799
(ii)	Common Code:	022741179
(iii)	Fondscode:	15516
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	Fortis Bank nv-sa as Calculation Agent at its address at Montagne du Parc 3, B-1000 Brussels, Belgium

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

ANNEX

The Rate of Interest expressed as a percentage per annum will be determined by the Calculation Agent in accordance with the following formula:

(Relevant Rate + Margin) * X/Y

"Relevant Rate" or **"Benchmark"** is the 10 year Euro Constant Maturity Swap Rate (Euribor basis) as determined as described under the item 17 (viii) of Part A of the Contracual terms.

"Margin" is + 0.70 per cent. per annum

"X" is the number of TARGET Business Days in the Observation Period relating to an Interest Period on which the Reference Spread in respect of each such TARGET Business Day is greater than 0.60 per cent.

"Y" is the total number of TARGET Business Days in the Observation Period relating to such Interest Period.

"Observation Period" means:

(i) in respect of each Interest Period (other than the first Interest Period) the period from, and including, the day that is two TARGET Business Days prior to the immediately preceding Interest Payment Date to, but excluding, the day that is two TARGET Business Days prior to the Interest Payment Date relating to such Interest Period; and

(ii) in respect of the first Interest Period, the period from, and including, the day that is two TARGET Business Days prior to the Issue Date to, but excluding, the day that is two TARGET Business Days prior to the first Interest Payment Date.

"Reference Spread" means in respect of each TARGET Business Day (a **"Rate Fixing Day"**) the rate, expressed as a percentage, determined by the Calculation Agent in accordance with the following formula:

EUR 10 Yr CMS - EUR 2 Yr CMS

"EUR 10 Yr CMS" means the rate, expressed as a percentage, which would apply under Screen Rate Determination if the Interest Determination Date was the relevant Rate Fixing Day, the Relevant Rate was the 10 year Euro Constant Maturity Swap Rate (Euribor basis), the Page was Reuters Page ISDAFIX2 and the Relevant Time were 11.00 a.m. (Brussels time) as determined by the Calculation Agent.

"EUR 2 Yr CMS" means the rate, expressed as a percentage, which would apply under Screen Rate Determination if the Interest Determination Date were the relevant Rate Fixing Day, the Relevant Rate was the 2 year Euro Constant Maturity Swap Rate (Euribor basis), the Page was Reuters Page ISDAFIX2 and the Relevant Time were 11.00 a.m. (Brussels time) as determined by the Calculation Agent.

FINAL TERMS

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1438A
TRANCHE NO: 1

EUR 20,000,000 Callable Range Accrual Notes due 1 September 2010

Issue Price: 100 per cent.

Rabobank International

The date of these Final Terms is 26 August 2005.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i) Series Number:	1438A
	(ii) Tranche Number:	1
3	Specified Currency or Currencies:	Euro ("EUR")
4	Aggregate Nominal Amount:	
	(i) Tranche:	EUR 20,000,000
	(ii) Series:	EUR 20,000,000
5	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:	EUR 10,000
7	Issue Date:	1 September 2005
8	Maturity Date:	1 September 2010
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)	No
10	Interest Basis:	Floating Rate (further particulars specified below)
11	Redemption/Payment Basis:	Redemption at par
12	Change of Interest or Redemption/Payment Basis:	Not Applicable
13	Put/Call Options:	Issuer Call (further particulars specified below)
14	Status of the Notes:	Senior
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**	Not Applicable
17	**Floating Rate Provisions**	Applicable
	(i) Interest Period(s):	The Interest Periods shall be from and including 1 March to but excluding 1 June, from and including 1 June to but excluding 1 September, from and including 1 September to but excluding 1 December and from and including 1 December to but excluding 1 March in each year.
	(ii) Specified Interest Payment Dates:	The Specified Interest Payment Dates shall be on 1 March, 1 June, 1 September and 1 December in each year, commencing on and 1 December 2005 and ending on the Maturity Date. Interest is to be payable quarterly in arrear.

	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	As set out in Annex A
	(vi)	Interest Period Date(s):	Not Applicable
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank International)
	(viii)	Screen Rate Determination (Condition 1(a)):	Not Applicable
	(ix)	ISDA Determination (Condition 1(a)):	As set out in Annex A
	(x)	Margin(s):	Not Applicable
	(xi)	Minimum Rate of Interest:	Not Applicable
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	1 March and 1 September in each year, commencing on 1 March 2006 and ending on 1 March 2010, subject to adjustment in accordance with the Business Day Convention specified in Item 17(iii) above.
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 10,000 per Note of EUR 10,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable

	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	The Notice Period shall be not less than five (5) TARGET Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 10,000 per Note of EUR 10,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		TARGET

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	If syndicated, names and addresses of Managers:	Not Applicable
37	If non-syndicated, name and address of Dealer:	Rabobank International, Thames Court, One Queenhithe, London EC4V 3RL If the sole Dealer in respect of Notes issued by Rabobank Nederland is Rabobank International or Rabobank International Equity Derivatives, Rabobank International or Rabobank International Equity Derivatives (as the case may be) will not subscribe for the Notes, but will act as agent for the placement of Notes. Such Notes will be deemed to be issued at the time when the Notes are transferred from Rabobank International or Rabobank International Equity Derivatives to the subscriber and Rabobank International or Rabobank International Equity Derivatives receives funds from the subscriber on behalf of Rabobank Nederland.
38	Additional selling restrictions:	Not Applicable
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	
	(i) Numbering and letters	Not Applicable
	(ii) Whether CF-Form Notes will be issued:	No
	(iii) Numbering and letters of CF-Form Notes:	Not Applicable
	(iv) Amsterdam Listing Agent:	Coöperatieve Central Raffeisen-Boerenleenbank B.A. (Rabo Securities)
	(v) Amsterdam Paying Agent:	Coöperatieve Central Raffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Eurolist
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on 1 September 2005
(iii)	Estimate of total expenses related to admission to trading:	EUR 2,625 (which will be borne by the Dealer)

2 Ratings

Rating: The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's

3 Notification

The Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) has been requested to provide the Capital Market Commission of Greece with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of natural and legal persons involved in the issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	General corporate purposes
(ii)	Estimated net proceeds	EUR 20,000,000
(iii)	Estimated total expenses:	Not Applicable

6 Yield *(Fixed Rate Notes Only)*

Indication of yield:

Not Applicable

7 Historic interest rates *(Floating Rate Notes only)*

Details of historic EURIBOR rates can be obtained from Telerate Page 248.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying *(Index-Linked Notes only)*

Not Applicable

9 Performance of rate of exchange and explanation of effect on value of investment *(Dual Currency Notes only)*

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying *(Equity-Linked Notes only)*

Not Applicable

11	**Operational information**	
(i)	ISIN Code:	XS0228612478
(ii)	Common Code:	022861247
(iii)	Fondscode:	
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:



By: ____________________
Duly authorised

Annex A

On each Interest Determination Date, the Calculation Agent shall in its sole and absolute discretion determine the Rate of Interest ("I") to be applied to the relevant Interest Period which shall be calculated in accordance with the following formula:

I = 3.80 per cent. x X/Y

Where:

"X" means the number of Fixing Days on which EUR 3 Month EURIBOR is within the Range, provided that the EUR 3 Month EURIBOR as determined on the Interest Determination Date shall be deemed to be applicable for all remaining Business Days of the relevant Interest Period.

"EUR 3 Month EURIBOR" means the rate for deposits in EUR for a period of 3 months as referred to as "EUR-EURIBOR-Telerate" in the 2000 ISDA Definitions. For the purposes of the definition of EUR-EURIBOR-Telerate, the Reset Date shall be each Fixing Day. If the EUR 3 Month EURIBOR is not available, the Calculation Agent shall determine EUR 3 Month EURIBOR for such Fixing Date in accordance with the appropriate ISDA Definitions fall-back provisions of "EUR-EURIBOR-Telerate" as specified therein.

"Y" means the number of Fixing Days in the Observation Period.

"Interest Determination Date" means the day that is five Business Days prior to each Specified Interest Payment Date.

"Range" means

For the period from and including 1 September 2005 to but excluding 1 March 2006:	0.00 per cent. (inclusive) – 2.75 per cent. (inclusive)
For the period from and including 1 March 2006 to but excluding 1 September 2006:	0.00 per cent. (inclusive) – 2.85 per cent. (inclusive)
For the period from and including 1 September 2006 to but excluding 1 March 2007:	0.00 per cent. (inclusive) – 3.00 per cent. (inclusive)
For the period from and including 1 March 2007 to but excluding 1 September 2007:	0.00 per cent. (inclusive) – 3.20 per cent. (inclusive)
For the period from and including 1 September 2007 to but excluding 1 March 2008:	0.00 per cent. (inclusive) – 3.40 per cent. (inclusive)
For the period from and including 1 March 2008 to but excluding 1 September 2008:	0.00 per cent. (inclusive) – 3.60 per cent. (inclusive)
For the period from and including 1 September 2008 to but excluding 1 March 2009:	0.00 per cent. (inclusive) – 3.80 per cent. (inclusive)
For the period from and including 1 March 2009 to but excluding 1 September 2009:	0.00 per cent. (inclusive) – 4.00 per cent. (inclusive)
For the period from and including 1 September 2009 to but excluding 1 September 2010:	0.00 per cent. (inclusive) – 4.20 per cent. (inclusive)

"Fixing Day" means each Business Day during the Observation Period.

"Observation Period" means the period from and including the first day of each Interest Period to and including the last day of each Interest Period.

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A. (RABOBANK INTERNATIONAL EQUITY DERIVATIVES)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) AUSTRALIA BRANCH

(Australia Business Number 70 003 917 655)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND) SINGAPORE BRANCH

(Singapore Company Registration Number F03634W)

(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity

SERIES NO: 1433A
TRANCHE NO: 1
EUR 10,000,000 Fixed Rate and Floating Rate Notes due 2015

Issue Price: 100.00 per cent.

Deutsche Bank

The date of these Final Terms is 30 August 2005.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated July 11, 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1433A
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR10,000,000
	(ii)	Series:	EUR10,000,000
5	Issue Price:		100.00 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR1,000
7	(i)	Issue Date:	2 September 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		2 September 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		For the period from, and including, the Issue Date to, but excluding, 2 September 2006 the Notes are 6.70 per cent. Fixed Rate Notes. Thereafter, the Notes are Floating Rate Notes. (further particulars specified below)
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Interest Basis automatically converts from Fixed Rate to Floating Rate on 2 September 2006

13	Put/Call Options:		Issuer Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable For the period from, and including, the Interest Commencement Date to, but excluding, 2 September 2006 the Notes are Fixed Rate Notes.
	(i)	Rate(s) of Interest:	6.70 per cent. per annum payable semi-annually in arrear
	(ii)	Interest Payment Date(s):	2 March 2006 and 2 September 2006, adjusted in accordance with Condition 10(h)
	(iii)	Fixed Coupon Amount (s):	EUR 33.50 per EUR1,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(vi)	Determination Date(s) (Condition 1(a)):	Not Applicable
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Applicable For the period from, and including, 2 September 2006 to, but excluding, the Maturity Date the Notes are Floating Rate Notes in accordance with the provisions set out in the Annex. Details of historic EURIBOR rates can be obtained from Telerate.
	(i)	Interest Period(s):	From and including 2 March to but excluding 2 September and from and including 2 September to but excluding 2 March, commencing on 2 September 2006
	(ii)	Specified Interest Payment Dates:	2 March and 2 September in each year, commencing on 2 March 2007 and ending on the Maturity Date
	(iii)	Business Day Convention:	Following Business Day Convention
	(iv)	Business Centre(s) (Condition 1(a)):	TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be	Screen Rate Determination

determined:

(vi)	Interest Period Date(s):	Not Applicable
(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
(viii)	Screen Rate Determination (Condition 1(a)):	Applicable
	– Relevant Time:	11.00a.m., Brussels time
	– Interest Determination Date:	Two TARGET Business Days in Brussels for EUR prior to each Interest Payment Date
	– Primary Source for Floating Rate:	EURIBOR
	– Relevant Screen Page:	Telerate Page 248
	– Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	– Relevant Financial Centre:	TARGET
	– Benchmark:	Not Applicable
	– Representative Amount:	Not Applicable
	– Effective Date:	Not Applicable
	– Specified Duration:	Six (6) months
(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
	– Floating Rate Option:	Not Applicable
	– Designated Maturity:	Not Applicable
	– Reset Date:	Not Applicable
	– ISDA Definitions: (*if different from those set out in the Conditions*)	Not Applicable
(x)	Margin(s):	Please refer to the Annex
(xi)	Minimum Rate of Interest:	0.00 per cent. per annum
(xii)	Maximum Rate of Interest:	Not Applicable

	(xiii)	Day Count Fraction (Condition 1(a)):	30/360, unadjusted
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	The Interest Payment Date due 2 September 2006 and each Interest Payment Date thereafter
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR1,000 per Note of EUR1,000 Specified Denomination
	(iii)	If redeemable in part:	
		Minimum nominal amount to be redeemed:	Not Applicable
		Maximum nominal amount to be redeemed:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	Not less than five TARGET Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR1,000 per Note of EUR1,000 Specified Denomination

25	**Final Redemption Amount (Equity Linked Redemption Notes)**	Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**	Not Applicable
27	**Early Redemption Amount**	
	(i) Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii) Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii) Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv) Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET
30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31	Details relating to Partly Paid Notes: amount of each payment	Not Applicable

	comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system.

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37		If non-syndicated, name and address of Dealer:	Deutsche Bank AG, London Branch Winchester House 1 Great Winchester Street London EC2N 2DB
38		Additional selling restrictions:	This document does not constitute an offering circular within the meaning of Art. 652a and/or Art. 1156 of the Swiss Code of Obligations. The Securities may not be offered or sold directly or indirectly in Switzerland or to Swiss based potential Investors/Clients, except in circumstances which will not result in the offer of the Securities being a public offering in Switzerland within the meaning of the Swiss Code of Obligations and all other applicable laws and regulations of Switzerland.
39		Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Applicable
	(i) Numbering and letters:	Not Applicable
	(ii) Whether CF-Form Notes will be issued:	Not Applicable
	(iii) Numbering and letters of CF-Form Notes:	Not Applicable
	(iv) Amsterdam Listing Agent:	Rabobank Nederland
	(v) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: 

Duly authorised

PART B – OTHER INFORMATION

1 LISTING

(i)	Listing:	Eurolist
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Euronext with effect from 2 September 2005.
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,500

2 RATING

Rating: The Notes have been rated Aaa by Moody's, AAA by Standard and Poor's and AA+ by Fitch Ratings Ltd.

3 NOTIFICATION

The Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) has provided the competent authorities of Germany and Luxembourg with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE/OFFER

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i)	Reasons for the offer:	Banking Business
(ii)	Estimated net proceeds	EUR10,000,000
(iii)	Estimated total expenses:	Please see 1 (iii) above

6 YIELD

(*Fixed Rate Notes Only*) Indication of yield: 6.70 per cent. per annum

Calculated as 6.70 per cent. per annum divided by 100.00 per cent. on the Issue Date.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 HISTORIC INTEREST RATES (*Floating Rate Notes only*)

Details of historic EURIBOR rates can be obtained from Telerate.

Payments under this transaction are linked to a particular market measure, as further set out under Condition 6 of the Notes, the performance of which may affect the amount or timing of payments to be made or received in connection with this proposed transaction. A Prospective Purchaser entering into this transaction should review this particular market measure independently. Such linkage may result in the return of less than the original investment, or cause payments made by prospective purchasers to exceed payments received, if that market view does not prevail at the relevant times under the terms of this transaction.

8 PERFORMANCE OF INDEX/FORMULA, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING (*Index-Linked Notes only*)

Not Applicable

9 PERFORMANCE OF RATE[S] OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT (Dual Currency Notes only)

Not Applicable

10 PERFORMANCE OF UNDERLYING, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND INFORMATION CONCERNING THE UNDERLYING (*Equity-Linked Notes only*)

Not Applicable

11 OPERATIONAL INFORMATION

(i)	ISIN Code:	XS0227689642
(ii)	Common Code:	022768964
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	The Agents appointed in respect of the Notes are:	Fiscal Agent, Paying Agent and Calculation Agent: Deutsche Bank AG, London Branch

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

ANNEX

The Calculation Agent will determine the Rate of Interest as follows:

For the period from, and including, 2 September 2006 to, but excluding, 2 March 2007 the Rate of Interest is:

6.70 per cent. + 2.00 per cent. less 6 month EURIBOR
(the "Year 2A Interest Rate")

For the period from, and including, 2 March 2007 to, but excluding, 2 September 2007 the Rate of Interest is:

Year 2A Interest Rate + 2.15 per cent. less 6 month EURIBOR
(the "Year 2B Interest Rate")

For the period from, and including, 2 September 2007 to, but excluding, 2 March 2008 the Rate of Interest is:

Year 2B Interest Rate + 2.30 per cent. less 6 month EURIBOR
(the "Year 3A Interest Rate")

For the period from, and including, 2 March 2008 to, but excluding, 2 September 2008 the Rate of Interest is:

Year 3A Interest Rate + 2.45 per cent. less 6 month EURIBOR
(the "Year 3B Interest Rate")

For the period from, and including, 2 September 2008 to, but excluding, 2 March 2009 the Rate of Interest is:

Year 3B Interest Rate + 2.60 per cent. less 6 month EURIBOR
(the "Year 4A Interest Rate")

For the period from, and including, 2 March 2009 to, but excluding, 2 September 2009 the Rate of Interest is:

Year 4A Interest Rate + 2.75 per cent. less 6 month EURIBOR
(the "Year 4B Interest Rate")

For the period from, and including, 2 September 2009 to, but excluding, 2 March 2010 the Rate of Interest is:

Year 4B Interest Rate + 2.90 per cent. less 6 month EURIBOR
(the "Year 5A Interest Rate")

For the period from, and including, 2 March 2010 to, but excluding, 2 September 2010 the Rate of Interest is:

Year 5A Interest Rate + 3.05 per cent. less 6 month EURIBOR
(the "Year 5B Interest Rate")

For the period from, and including, 2 September 2010 to, but excluding, 2 March 2011 the Rate of Interest is:

Year 5B Interest Rate + 3.20 per cent. less 6 month EURIBOR
(the "Year 6A Interest Rate")

For the period from, and including, 2 March 2011 to, but excluding, 2 September 2011 the Rate of Interest is:

Year 6A Interest Rate + 3.35 per cent. less 6 month EURIBOR
(the "Year 6B Interest Rate")

For the period from, and including, 2 September 2011 to, but excluding, 2 March 2012 the Rate of Interest is:

Year 6B Interest Rate + 3.50 per cent. less 6 month EURIBOR
(the "Year 7A Interest Rate")

For the period from, and including, 2 March 2012 to, but excluding, 2 September 2012 the Rate of Interest is:

Year 7A Interest Rate + 3.65 per cent. less 6 month EURIBOR
(the "Year 7B Interest Rate")

For the period from, and including, 2 September 2012 to, but excluding, 2 March 2013 the Rate of Interest is:

Year 7B Interest Rate + 3.80 per cent. less 6 month EURIBOR
(the "Year 8A Interest Rate")

For the period from, and including, 2 March 2013 to, but excluding, 2 September 2013 the Rate of Interest is:

Year 8A Interest Rate + 3.95 per cent. less 6 month EURIBOR
(the "Year 8B Interest Rate")

For the period from, and including, 2 September 2013 to, but excluding, 2 March 2014 the Rate of Interest is:

Year 8B Interest Rate + 4.10 per cent. less 6 month EURIBOR
(the "Year 9A Interest Rate")

For the period from, and including, 2 March 2014 to, but excluding, 2 September 2014 the Rate of Interest is:

Year 9A Interest Rate + 4.25 per cent. less 6 month EURIBOR
(the "Year 9B Interest Rate")

For the period from, and including, 2 September 2014 to, but excluding, 2 March 2015 the Rate of Interest is:

Year 9B Interest Rate + 4.40 per cent. less 6 month EURIBOR
(the "Year 10A Interest Rate")

For the period from, and including, 2 March 2015 to, but excluding, the Maturity Date the Rate of Interest is:

Year 10A Interest Rate + 4.55 per cent. less 6 month EURIBOR
(the "Year 10B Interest Rate")

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. ***(*****Rabobank International Equity Derivatives*****)***
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1443A
TRANCHE NO: 1

EUR 40,000,000 Multi Callable Notes 2005 due 7 September 2035 (the "Notes")

Issue Price: 100.00 per cent.

Bayerische Hypo- und Vereinsbank AG

The date of these Final Terms is 5 September, 2005.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. Each Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleebank B.A. (Rabobank Nederland)
2	(i)	Series Number:	1443A
	(ii)	Tranche Number:	1
	(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible.)]		
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 40,000,000
	(ii)	Series:	EUR 40,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denominations:		EUR 50,000
7	(i)	Issue Date:	7 September, 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		7 September, 2035
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		4.15 per cent. Fixed Rate
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		Not Applicable
13	Put/Call Options:		Issuer Call
14	(i)	Status of the Notes:	Senior

	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	(i)	Rate of Interest:	4.15 per cent. per annum payable annually in arrear
	(ii)	Interest Payment Date(s):	7 September in each year from and including 7 September 2006 until the Maturity Date (if not called before)
	(iii)	Fixed Coupon Amount:	EUR 2,075 per EUR 50,000 in nominal amount
	(iv)	Broken Amount:	Not Applicable
	(v)	Day Count Fraction (Condition 1(a)):	Actual/Actual-ISMA
	(vi)	Determination Date(s) (Condition 1(a)):	7 September in each year from and including 7 September 2006 until the Maturity Date
	(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable
17	**Floating Rate Provisions**		Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	**Index Linked Interest Note Provisions**		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	7 September in each year from and including 7 September 2015 up to and including 7 September 2034
	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 50,000 per Note of EUR 50,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable

	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	5 TARGET days written notice prior to the relevant Optional Redemption date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 50,000 per Note of EUR 50,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29	Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:		TARGET

30	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No.
31	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32	Details relating to Instalment Notes:	Not Applicable
33	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34	Consolidation provisions:	Not Applicable
35	Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37		If non-syndicated, name and address of Dealer:	Bayerische Hypo- und Vereinsbank AG Arabellastrasse 12 D-81925 Munich
38		Additional selling restrictions:	Not Applicable
39		Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable

41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	Not Applicable

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....



Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Luxembourg
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on 7 September 2005
(iii)	Estimate of total expenses related to admission to trading:	EUR 400

2 Ratings

Rating: The Notes have been rated

Aaa by Moody's

AAA by S&P

AA+ by Fitch

3 Notification

The Netherlands Authority for the Financial Markets (*Autoriteit Financiële Markten*) has provided the *Commission de surveillance du secteur financier* with a certificate of approval attesting that the Offering Circular has been drawn up in accordance with the Prospectus Directive.

4 Interests of Natural and Legal Persons Involved in the Issue

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Yield (*Fixed Rate Notes Only*)

Indication of yield: 4.15 per cent. act./act.

The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

6 Operational information

(i)	ISIN Code:	XS0228325816
(ii)	Common Code:	22832581
(iii)	Fondscode:	Not Applicable
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
	(i) The Depository Trust Company	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Deutsche Bank AG London as Paying Agent; Deutsche Bank Luxembourg S.A. as Luxembourg Listing and Paying Agent

Signed on behalf of the Issuer:



By: ______________________
Duly authorised

Danhof, JC (Jan)

Van: Scholder, C (Carola)
Verzonden: vrijdag 23 september 2005 15:00
Aan: Heijmink, M (Marja); Bouwknegt, J (Jan); Investor Relations Rabobank; 'ivan_mezquida@standardandpoors.com'; 'michelle_brennan@standardandpoors.com'; 'data@dbrs.com'; 'office@europrospectus.com'; Danhof, JC (Jan); Vogelaar, N (Niek); Schuurmans, LHWJ (Robert); 'neci_ca@euroclear.com'
Onderwerp: Aangepaste versie 1435A (graag vorige versie verwijderen)



1435A Final
·ms.EUR 25 mio.|

Execution Copy

Final Terms

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. *(***Rabobank International Equity Derivatives***)*
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Australia Branch
(Australian Business Number 70 003 917 655)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) Singapore Branch
(Singapore Company Registration Number F03634W)
(a coöperatie formed under the law of the Netherlands with its statutory seat in Amsterdam)

Euro 60,000,000,000
Global Medium-Term Note Programme
Due from seven days to perpetuity
COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK B.A.
(RABOBANK NEDERLAND)

SERIES NO: 1435A
TRANCHE NO: 1

EUR 25,000,000 Fixed and Laddered Inverse Floating Rate Notes due 2015 (the "Notes")

Issue Price: 100 per cent.

Lehman Brothers International (Europe)

The date of these Final Terms is 22 September 2005.

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular (the "**Offering Circular**") dated 11 July 2005 which constitutes a base prospectus for the purposes of the Prospectus Directive (Directive 2003/71/EC) (the "**Prospectus Directive**"). This document constitutes the Final Terms of the Notes described herein for the purposes of Article 5.4 of the Prospectus Directive and must be read in conjunction with the Offering Circular, as so supplemented. Full information on the Issuer and the offer of the Notes is only available on the basis of the combination of these Final Terms and the Offering Circular. The Notes will be issued on the terms of these Final Terms read together with the Offering Circular. The Issuer accepts responsibility for the information contained in these Final Terms which, when read together with the Offering Circular, contains all information that is material in the context of the issue of the Notes. The Offering Circular is available for viewing at, and copies may be obtained from, Rabobank Nederland at Croeselaan 18, 3521 CB Utrecht, the Netherlands and the principal office in England of the Arranger and of the Paying Agent in Luxembourg and Amsterdam.

1	Issuer:		Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland)
2	Series Number:		1435A
3	Specified Currency or Currencies:		Euro ("EUR")
4	Aggregate Nominal Amount:		
	(i)	Tranche:	EUR 25,000,000
	(ii)	Series:	EUR 25,000,000
5	Issue Price:		100 per cent. of the Aggregate Nominal Amount
6	Specified Denomination:		EUR 1,000
7	(i)	Issue Date:	22 September 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
8	Maturity Date:		22 September 2015
9	Domestic Note: (if Domestic Note, there will be no gross-up for withholding tax)		No
10	Interest Basis:		Fixed Rate/Floating Rate. See Annex for details
11	Redemption/Payment Basis:		Redemption at par
12	Change of Interest or Redemption/Payment Basis:		From, and including, the Issue Date to, but excluding, 22 September 2006 (the "Fixed Interest Period"): Fixed Rate; and from, and including, 22 September 2006 to, but excluding, the Maturity Date: Floating Rate. See Annex for details

13	Put/Call Options:		Issuer Call (further particulars specified below)
14	(i)	Status of the Notes:	Senior
	(ii)	Date approval for issuance of Notes obtained:	Not Applicable
15	Method of distribution:		Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	**Fixed Rate Note Provisions**		Applicable
	Rate of Interest:		7.00 per cent. per annum payable semi-annually in arrear
	Interest Payment Date(s):		22 March 2006 and 22 September 2006 adjusted in accordance with Condition 10(h)
	Fixed Coupon Amounts:		EUR 35.00 per EUR 1,000 in nominal amount
	Broken Amount:		Not Applicable
	Day Count Fraction (Condition 1(a)):		Actual / Actual - ISMA
	Determination Date(s) (Condition 1(a)):		22 March 2006 and 22 September 2006
	Other terms relating to the method of calculating interest for Fixed Rate Notes:		Not Applicable
17	**Floating Rate Provisions**		Applicable Details of historic EURIBOR rates can be obtained from Telerate.
	(i)	Interest Period(s):	See Annex
	(ii)	Specified Interest Payment Dates:	See Annex
	(iii)	Business Day Convention:	See Annex
	(iv)	Business Centre(s) (Condition 1(a)):	See Annex
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination. See Annex
	(vi)	Interest Period Date(s):	See Annex
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Lehman Brothers International (Europe)
	(viii)	Screen Rate Determination (Condition 1(a)):	
		– Relevant Time:	See Annex

3785573.04

	–	Interest Determination Date:	See Annex
	–	Primary Source for Floating Rate:	See Annex
	–	Relevant Screen Page:	See Annex
	–	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	–	Relevant Financial Centre:	TARGET
	–	Benchmark:	EURIBOR
	–	Representative Amount:	Not Applicable
	–	Effective Date:	Not Applicable
	–	Specified Duration:	Six (6) months
	(ix)	ISDA Determination (Condition 1(a)):	Not Applicable
	(x)	Margin(s):	See Annex
	(xi)	Minimum Rate of Interest:	See Annex
	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 1(a)):	See Annex
	(xiv)	Rate Multiplier:	See Annex
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	**Zero Coupon Note Provisions**		Not Applicable
19	***Index Linked Interest Note Provisions***		Not Applicable
20	**Equity Linked Interest Note Provisions**		Not Applicable
21	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

22	**Call Option**		Applicable
	(i)	Optional Redemption Date(s):	Any Interest Payment Date from, and including, 22 September 2006 up to, and including, 22 March 2015

	(ii)	Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	EUR 1,000 per Note of EUR 1,000 specified denomination
	(iii)	If redeemable in part:	Not Applicable
	(iv)	Option Exercise Date(s):	Not Applicable
	(v)	Description of any other Issuer's option:	Not Applicable
	(vi)	Notice period:	The Notice Period shall be not less than five (5) TARGET Business Days prior to the relevant Optional Redemption Date
23	**Put Option**		Not Applicable
24	**Final Redemption Amount (all Notes except Equity Linked Redemption Notes and Index Linked Redemption Notes) of Each Note**		EUR 1,000 per Note of EUR 1,000 specified denomination
25	**Final Redemption Amount (Equity Linked Redemption Notes)**		Not Applicable
26	**Final Redemption Amount (Index Linked Redemption Notes)**		Not Applicable
27	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 7(c)) or an event of default (Condition 13) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Yes, as set out in the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 7(c)):	Yes
	(iii)	Unmatured Coupons to become void upon early redemption (Bearer Notes only) (Condition 10(f)):	Yes
	(iv)	Early Redemption Amount of each Note payable on redemption pursuant to Condition 7(g):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

28	**Form of Notes**	Bearer Notes

	(i)	Temporary or permanent Global Note/Certificate:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
29		Financial Centre(s) (Condition 10(h)) or other special provisions relating to payment dates:	TARGET
30		Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	No
31		Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
32		Details relating to Instalment Notes:	Not Applicable
33		Redenomination, renominalisation and reconventioning provisions:	Not Applicable
34		Consolidation provisions:	Not Applicable
35		Other terms or special conditions:	So long as Bearer Notes are represented by a permanent Global Note and the permanent Global Note is held on behalf of Euroclear, Clearstream, Luxembourg or any other clearing system, notwithstanding Condition 17, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled accountholders. Any notice thus delivered to that clearing system shall be deemed to have been given to the Noteholders on the day on which that notice is delivered to the clearing system

DISTRIBUTION

36	(i)	If syndicated, names and addresses of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealers' Commission:	Not Applicable
37		If non-syndicated, name and address of Dealer:	Lehman Brother International (Europe) 25 Bank Street London E14 5LE
38		Additional selling restrictions:	Switzerland

		The Notes may not be publicly offered (*öffentlich zur Zeichnung angeboten*) in Switzerland, as such term is defined or interpreted under the Swiss Code of Obligations. Neither the Base Prospectus nor these Final Terms constitute a prospectus in the sense of article 652a or 1156 of the Swiss Code of Obligations. In addition, Notes that fall within the scope of the Swiss Investment Fund Act may not be offered and distributed by means of public advertising (*öffentliche Werbung*) in or from Switzerland, as such term is defined or interpreted under the Swiss Investment Fund Act. Such Notes will not be registered with the Swiss Federal Banking Commission under the Swiss Investment Fund Act and the corresponding Swiss Investment Fund Ordinance and investors will, therefore, not benefit from protection under the Swiss Investment Fund Act or supervision by the Swiss Federal Banking Commission.
39	Subscription period:	Not Applicable

GENERAL

40	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 14(a):	Not Applicable
41	The aggregate principal amount of Notes issued has been translated into Euro at the rate of [•], producing a sum of (for Notes not denominated in Euro):	Not Applicable
42	In the case of Notes listed on Eurolist by Euronext Amsterdam N.V.:	
	(i) Numbering and letters:	Not Applicable
	(ii) Whether CF-Form Notes will be issued:	No
	(iii) Numbering and letters of CF-Form Notes:	Not Applicable
	(iv) Amsterdam Listing Agent:	Rabobank Nederland
	(v) Amsterdam Paying Agent:	Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabo Securities)

LISTING AND ADMISSION TO TRADING APPLICATION

These Final Terms comprise the final terms required to list and have admitted to trading the issue of Notes described herein pursuant to the Euro 60,000,000,000 Global Medium Term Note Programme of Rabobank Nederland.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in these Final Terms.

Signed on behalf of the Issuer:

By: ....

Duly authorised

PART B – OTHER INFORMATION

1 Listing

(i)	Listing:	Eurolist
(ii)	Admission to Trading:	Application has been made for the Notes to be admitted to trading on Eurolist by Euronext Amsterdam N.V. with effect from the Issue Date
(iii)	Estimate of total expenses related to admission to trading:	EUR 3,500

2 Ratings

Rating: The Notes have been rated Aaa by Moody's, AAA by Standard & Poor's and AA+ by Fitch

3 Notification

Not Applicable.

4 Interests of natural and legal persons involved in the issue/offer

Save as disclosed in the Offering Circular, so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

5 Reasons for the offer, estimated net proceeds and total expenses

(i)	Reasons for the offer:	The net proceeds of the issue of the Notes will be used by the Issuer in connection with its banking business.
(ii)	Estimated net proceeds	EUR 25,000,000
(iii)	Estimated total expenses:	Not Applicable (see item 1 (iii) above)

6 Yield

Indication of yield: For the Fixed Rate Period: 7%
The yield is calculated at the Issue Date on the basis of the Issue Price. It is NOT an indication of future yield.

7 Historic interest rates

Details of historical EURIBOR rates can be obtained from Bloomberg page "EUR006MINDEXHP".

The market value of the Notes will be affected by, among other things, the level of the coupon payments in each interest period. Save for the first two interest periods where the interest rate is fixed, the amount of the interest coupon in each succeeding period is calculated by reference to two variable elements, i.e. the interest coupon in the previous interest period and the historic 6 month EURIBOR rates, and is also dependent on the fixed interest component applicable for such interest period. A relatively low interest coupon in a preceding interest period will therefore have a negative impact on the amount of the interest coupon on each subsequent interest period, and therefore have a negative effect on the market value of the Notes. Likewise, a relatively high interest coupon could have a positive impact on the interest amount payable in succeeding interest periods, and therefore market value. With respect to six month EURIBOR,

the amount of interest payable in any interest period varies inversely with the level of 6 month EURIBOR for such period (as measured five TARGET Business Days prior to the last day of such period). Thus, the higher the 6 month EURIBOR for the interest period, the lower the interest coupon payable on the Notes for such interest period which, in turn, will adversely affect the market value of the Notes.

8 Performance of index/formula, explanation of effect on value of investment and associated risks and other information concerning the underlying

Not Applicable

9 Performance of rate of exchange and explanation of effect on value of investment

Not Applicable

10 Performance of underlying, explanation of effect on value of investment and associated risks and information concerning the underlying

Not Applicable

11 Operational information

(i)	ISIN Code:	XS0227861308
(ii)	Common Code:	022786130
(iii)	Fondscode:	15523
(iv)	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant number(s):	Not Applicable
(v)	Delivery:	Delivery against payment
(vi)	Names and addresses of additional or other Paying Agents (if any):	Not Applicable

Signed on behalf of the Issuer:

By: 

Duly authorised

ANNEX

The Floating Rate of Interest payable on each Note of EUR 1,000 of Specified Denomination for the period from, and including, 22 September 2006 to, but excluding, the Maturity Date will be determined as set below.

Each Note bears interest on its outstanding nominal amount from the Interest Commencement Date at the rate per annum (expressed as a percentage) equal to the Rate of Interest (subject to the Minimum Rate of Interest), such interest being payable in arrear on each Interest Payment Date.

Interest Period: From, and including, each Interest Payment Date to, but excluding, the next Interest Payment Date.

Interest Payment Dates: 22 March and 22 September in each year from, and including, 22 March 2007 to, and including, the Maturity Date.

Business Day Convention: Following Business Day Convention (no adjustment).

Business Centre: TARGET

Rate of Interest:

Interest Period	Rate of Interest
22 September 06 – 22 March 07:	Previous Coupon + 2.00 per cent. - 6m EURIBOR ARREARS
22 March 07 – 22 September 07:	Previous Coupon + 2.15 per cent. - 6m EURIBOR ARREARS
22 September 07 – 22 March 08:	Previous Coupon + 2.30 per cent. - 6m EURIBOR ARREARS
22 March 08 – 22 September 08:	Previous Coupon + 2.45 per cent. - 6m EURIBOR ARREARS
22 September 08 – 22 March 09:	Previous Coupon + 2.60 per cent. - 6m EURIBOR ARREARS
22 March 09 – 22 September 09:	Previous Coupon + 2.75 per cent. - 6m EURIBOR ARREARS
22 September 09 – 22 March 10:	Previous Coupon + 2.90 per cent. - 6m EURIBOR ARREARS
22 March 10 – 22 September 10:	Previous Coupon + 3.05 per cent. - 6m EURIBOR ARREARS
22 September 10 – 22 March 11:	Previous Coupon + 3.20 per cent. - 6m EURIBOR ARREARS
22 March 11 – 22 September 11:	Previous Coupon + 3.35 per cent. - 6m EURIBOR ARREARS
22 September 11 – 22 March 12:	Previous Coupon + 3.50 per cent. - 6m EURIBOR ARREARS
22 March 12 – 22 September 12:	Previous Coupon + 3.65 per cent. - 6m EURIBOR ARREARS
22 September 12 – 22 March 13:	Previous Coupon + 3.80 per cent. - 6m EURIBOR ARREARS
22 March 13 – 22 September– 13:	Previous Coupon + 3.95 per cent. - 6m EURIBOR ARREARS
22 September 13 – 22 March 14:	Previous Coupon + 4.10 per cent. - 6m EURIBOR ARREARS
22 March 14 – 22 September 14:	Previous Coupon + 4.25 per cent. - 6m EURIBOR ARREARS
22 September 14 – 22 March 15:	Previous Coupon + 4.40 per cent. - 6m EURIBOR ARREARS
22 March 15 – 22 September 15:	Previous Coupon + 4.55 per cent. - 6m EURIBOR ARREARS

Previous Coupon:	In respect of any Interest Period, the Rate of Interest for the immediately preceding Interest Period (expressed as an annual rate). For the avoidance of doubt, the Rate of Interest for the Interest Periods 22 September 2006 to 22 March 2007, and 22 March 2007 to 22 September 2007 is 7.00 per cent. per annum.
6m EURIBOR ARREARS:	In respect of any Interest Period, the rate for deposits in euro for a period of six months which appears on Telerate Page 248 as of 11.00 a.m. (Brussels time) on the day that is five TARGET Business Days prior to the last day of such Interest Period.
Minimum Rate of Interest:	0 per cent.
Day Count Fraction:	Actual/Actual – ISMA



Rabobank



Rabobank Group

Interim Report 2005

Contents

Rabobank Group's net profit rises 12%

Steady profit growth in the first half of 2005

- Net profit up 12%
- Income up 5%
- Expenses down 1%
- Savings up 6%
- Private sector lending up 7%
- Tier 1 ratio 10.9

Message from the Chairman of the Executive Board

In the first six months of 2005, Rabobank Group saw its net profit increase by 12%, to EUR 941 (840) million. The healthy growth in lending was due in part to interest rates being at an all time low. The tighter interest margin caused by the competition on the mortgage loan market meant that growth in net interest was limited. In contrast, commission and other income rose sharply. Lower operating expenses in combination with higher income led to a strong increase in net profit and we are satisfied with our results for the first half of the year. The profit growth is in line with the long-term target and Rabobank is on course to achieve its strategic goals in the Netherlands and abroad. All group units contributed to the improved results.

Outlook for the full year 2005

Rabobank expects a limited increase in income in the remainder of the year due to shrinking interest margins. "Rabobank Group will have to continue to keep a tight rein on costs for the rest of the year. This should lead to total expenses for the whole of 2005 remaining at the same level as for 2004. Barring unforeseen circumstances, we therefore expect to maintain net profit growth at a minimum of 12% for the full year."

Results (in EUR millions)	2005-1	2004-1	Change
Interest	3,667	3,611	2%
Commission	1,299	1,121	16%
Other income	148	119	24%
Total income	**5,114**	**4,851**	**5%**
Staff costs	2,085	2,033	3%
Other operating expenses	1,327	1,405	-6%
Total expenses	**3,412**	**3,438**	**-1%**
Gross result	**1,702**	**1,413**	**20%**
Value adjustment to receivables	249	172	45%
Operating profit before taxation	1,453	1,241	17%
Net profit	**941**	**840**	**12%**
Ratios			
Efficiency ratio	66.7%	70.9%	
Return on reserves	9.6%	10.4%	
Balans sheet (in EUR billions)	**30-06-'05**	**31-12-'04**	
Total assets	509.9	483.8	5%
Private sector lending	270.2	252.2	7%
Savings	83.3	78.3	6%
Total risk weighted assets	208.6	196.2	6%
Capital ratios			
BIS ratio	11.3	10.9	
Tier 1 ratio	10.9	10.9	
FTEs	**50,294**	**50,216**	**0%**

1) The figures between brackets in this Interim Report are the figures for the corresponding period of 2004.

Income

Rabobank Group's total income for the first half of 2005 went up 5% to EUR 5,114 million, mainly thanks to higher commission and other income. Net interest income, which increased by 2% to EUR 3,667 million, was under pressure due to the low interest rates and a flattening yield curve. The growth in lending and higher income from early mortgage repayments on refinancing helped to ensure that net interest income went up. The interest margin fell, however.

Commission income grew by 16% to EUR 1,299 million, mainly thanks to higher asset management fees. Increased commission on funds transfers and services also contributed to this growth.

Other income went up by EUR 29 million to EUR 148 million, partly due to the favourable investment results achieved by Interpolis.

Expenses down

Total operating expenses fell by 1% to EUR 3,412 million, evidence of the strict cost control policy producing benefits. Staff costs rose 3% to EUR 2,085 million, mainly due to the regular salary rises. There was a slight increase in the workforce compared with the end of December 2004. While the number of employees in the Netherlands fell, this was more than offset by the growth in activities abroad.

The restructuring of the Rabobank Nederland organisation under the banner 'Operatie Service', which is due to be completed by the end of 2006, is progressing according to plan. Almost half of the planned reduction of the workforce by 1,200 FTEs has already been achieved. A provision of EUR 120 million was formed for 'Operatie Service' in 2004. In the first half of 2005, an addition of EUR 86 million was made to this provision. Despite this addition, other operating expenses fell by 6% to EUR 1,327 million, due in part to higher additions to provisions in the first half of 2004.

The efficiency ratio improved from 70.9% to 66.7% thanks to lower costs and higher income.

Increase in value adjustments to receivables but stable risk-related costs

The item value adjustments to receivables, which reflects the risk-related costs, increased by EUR 77 million to EUR 249 million as a result of the extremely small additions to the provisions for the wholesale and international retail banking business in the first half of 2004. Calculated on an annual basis, risk-related costs amounted to 25 basis points of average risk-weighted items. This is a few points below the long-term average.

Operating profit before taxation up 17%

Operating profit before taxation went up 17% to EUR 1,453 million, with all group units, except for other activities, contributing to this increase.

Higher tax burden

A tax charge of EUR 426 million was recorded for the first six months of 2005, representing an effective tax burden of 29.3%, compared with 25.8% in the same period of 2004. The higher tax burden can be attributed to a decrease in tax-free income.

Net profit up 12%

Net profit increased by EUR 101 million to EUR 941 million, a rise of 12%.

Financial targets

The targets for net-profit growth of 12% and a Tier I ratio of at least 10 were achieved. At 30 June 2005, the Tier I ratio was 10.9, comfortably exceeding the target. The BIS ratio improved from 10.9 to 11.3 due to the issue of a subordinated bond loan of EUR 1 billion.

The target return on reserves of 10% was not met. Calculated on an annual basis, the return on reserves was 9.6%.

Private sector lending up 7%

Total lending - comprising private sector lending, public sector lending and professional securities transactions - rose by 6% to EUR 292.2 (274.9) billion. The largest component, private sector lending, amounted to EUR 270.2 billion. Growth in this sector was 7% in the past six months. Of the total private sector lending, 52% consists of loans to private individuals, 31% to the trade, industry and services sector and 17% to the food & agri sector. Lending to the food & agri sector covers the entire supply chain from the primary agricultural sector to the food retail businesses. The strong growth in the food & agri sector was mainly due to international retail activities.

Further increase in savings

Funds entrusted fell by 2% in the first half of the year to EUR 174 (177) billion. On the other hand, savings increased by 6% to EUR 83 billion, with the share of the savings market in the Netherlands growing to over 39%. While the internet savings portion of total savings increased from 43% to 46%, this was at the expense of telesavings and traditional savings. The margin earned on savings improved slightly.

As in Belgium, Rabobank is now also offering internet banking services in Ireland under the name RaboDirect. Clients in Ireland are able to open savings accounts, purchase units in investment funds and, in the future, will also be able to purchase other financial products. Rabobank's decision to launch an internet bank in this country was prompted by the expanding Irish economy and the increasing use of the internet.



Operating profit before taxation by group unit
in EUR millions
1,000
800
600
400
200
0
-200
-400
22%
11%
26%
74%
39%
32%
-118%
Jun-04
Jun-05
Domestic retail banking
Wholesale and international retail banking
Asset management and investments
Insurance
Leasing
Real estate
Other

Strategic developments

Increase in interest in Eureko

In April 2005, Rabobank and Eureko announced that Interpolis would merge with Achmea in exchange for an interest in Eureko. These merger plans are without a doubt the most important strategic move made by Rabobank Group in the past six months. Following the merger, Rabobank will have a 37% interest in Eureko. The merger is expected to be completed later this year.

Acquisition of Sekerbank

At the beginning of July 2005, Rabobank Group signed an agreement for the acquisition of 51% of the shares in Sekerbank, involving an amount of EUR 109 million. After purchasing this interest, Rabobank Group plans to acquire a larger majority interest in Sekerbank by means of a public bid for the remaining shares.

Rabo Development Program successful

The activities of the Rabobank Development Program are proving successful. At the end of August, the government of Tanzania announced that Rabobank, together with several Tanzanian partners, will be allowed in principle to acquire a 49% joint interest in the National Financial Microfinance Bank.

Moreover, Rabobank is in negotiation with a rural cooperative bank in China. These negotiations, originally started together with the International Finance Corporation (part of the World Bank) and the Chinese Hangzhou Rural Credit Cooperative Union, are now reaching completion and are aimed at acquiring a joint interest of 24.9%.

Sale of Effectenbank Stroeve

In April 2005, Rabobank Group announced that it would sell Effectenbank Stroeve to Kredietbank Luxembourgeoise. The grounds for this decision was the extensive overlap of the activities of Effectenbank Stroeve with those of the local Rabobanks and other group entities. The sale was finalised in July.

Sale of Gilde Investment Management

Gilde Investment Management, the investment company of the Gilde group, was sold on 1 August, after the end of the reporting period, to the company's management. The sale has no impact on the holdings held by Rabobank Group in the Gilde funds.

Domestic retail banking

The domestic retail banking operations - consisting of the local Rabobanks and Obvion - achieved an operating profit before taxation of EUR 841 million, an increase of 22% on the same period of last year.

Income up 5%

Despite the fact that the economic recovery in the Netherlands did not materialise, income went up by 5% to EUR 2,748 million. The bulk of this increase was attributable to higher net interest, which increased by EUR 115 million to EUR 2,033 million.

The housing market in the Netherlands continues to be strong, thanks to the interest rates being at an all time low and the persistent shortage of owner-occupied houses for sale. The number of mortgage transactions rose slightly compared with the same period last year, as many borrowers took the opportunity of the low interest rates to refinance their mortgage loan at a lower rate. The total of the refinancing fees, in the form of penalty interest, paid by those clients was significantly higher in the first half of 2005 compared with the same period of 2004. This contributed to the 6% increase in net interest. The interest margin was slightly up on 2004 thanks to the higher penalty interest. However, excluding penalty interest, the interest margin shrank fractionally. The tighter interest margin reflects the fierce competition on the mortgage loan market during the past period, fought mainly through advertising campaigns and special offers in the form of additional discounts.

Commission income rose by 3% to EUR 673 million as a result of higher commission on funds transfers and insurance.

Results (in EUR millions)	2005-1	2004-1	Change
Interest	2,033	1,918	6%
Commission	673	654	3%
Other income	42	36	17%
Total income	**2,748**	**2,608**	**5%**
Staff costs	924	883	5%
Other operating expenses	874	936	-7%
Total expenses	**1,798**	**1,819**	**-1%**
Gross result	**950**	**789**	**20%**
Value adjustment to receivables	109	101	8%
Operating profit before taxation	**841**	**688**	**22%**
Risk-related costs (in basis points)	17	17	0%

Balance sheet (in EUR billions)	30-06-'05	31-12-'04	
Total assets	209.2	201.8	4%
Private sector lending	193.2	183.9	5%
Savings	76.0	71.9	6%
Total risk weighted assets	129.4	124.9	4%
FTEs	**28,764**	**28,970**	**-1%**

Fall in operating expenses

Total operating expenses fell by EUR 21 million in the first half of 2005, to EUR 1,798 million. Staff costs went up 5% to EUR 924 million, but this was more than offset by the 7% drop in other operating expenses. The higher staff costs were attributable to regular salary rises and the increased use of temporary staff. The size of the workforce declined by 1%.

The efficiency ratio improved from 69.7% in the first half of 2004 to 65.4% in the first half of 2005.

Virtually no change in risk-related costs

The item value adjustments to receivables went up by EUR 8 million to EUR 109 million. This increase is in line with the growth in lending. As in 2004, the risk-related costs, calculated on an annual basis, amounted to 17 basis points of the average risk-weighted items.

Private sector lending up 5%

Loans granted to the private sector grew 5% in the first half of the year, to EUR 193 billion. At the end of June 2005, loans to private individuals were up 6% on the end of 2004, with total outstanding loans to private individuals amounting to EUR 135.8 (128.0) billion. The greater part of this amount relates to loans secured by mortgages. The share of the mortgage loan market held by Rabobank's domestic retail banking business rose from 25.2% in 2004 to 25.9% in the first half of 2005, of which 21.1% (20.6%) can be attributed to the local Rabobanks and 4.8% (4.6%) to Obvion.

Lending to corporate clients increased by EUR 1.5 billion to EUR 57.4 (55.9) billion, mainly thanks to the trade, industry and services sector. Lending to this sector grew 4% in the first six months of the year to EUR 37.4 (35.9) billion, primarily due to increases in the construction, retail and transport sectors. Lending to the agricultural sector was more or less unchanged, with total loans to this sector amounting to EUR 20.1 (20.0) billion at the end of June.

Wholesale banking and international retail banking

In the first half of 2005, the wholesale banking and international retail banking operations achieved an operating profit before taxation of EUR 374 million, up 11% on the same period of 2004. This increase can be attributed mainly to the impressive 13% growth in income.

Income up 13%

Income increased by 13% to EUR 1,079 million for the first half of 2005, mainly thanks to higher income at international retail activities. Global Financial Markets, too, reported a higher profit, partly due to the growth of structured credit products. Despite fierce competition in Australia and the US, and the resulting lower interest margins, the international retail activities generated more income. Income reported by Corporate Finance was down on the first half of 2004. The structured finance products, in particular, suffered from difficult market conditions and clearly declining interest in the market for this type of product, which led to fewer transactions. This could be offset only in part by the good results reported by Leveraged Finance, which benefited from the low interest rates.

Decrease in operating expenses

Total operating expenses fell by EUR 5 million to EUR 598 million. This decrease is entirely attributable to other operating expenses, which dropped 15% to EUR 220 million mainly as a result of lower non-recurring costs. Staff costs went up by 10% to EUR 378 million, primarily due to regular salary rises, higher pension costs and an increase in the number of FTEs.

Risk-related costs at long-term average

Value adjustments to receivables jumped from EUR 12 million in the first half of 2004 to EUR 107 million in the first half of 2005. Consequently,

Results (in EUR millions)	2005-1	2004-1	Change
Interest	663	705	-6%
Commission	210	154	36%
Other income	206	92	124%
Total income	**1,079**	**951**	**13%**
Staff costs	378	343	10%
Other operating expenses	220	260	-15%
Total expenses	**598**	**603**	**-1%**
Gross result	**481**	**348**	**38%**
Value adjustment to receivables	107	12	792%
Operating profit before taxation	**374**	**336**	**11%**
Risk-related costs *(in basis points)*	49	6	717%

Balance sheet (in EUR billions)	30-06-'05	31-12-'04	
Total assets	351.3	334.7	5%
Private sector lending	51.1	45.0	14%
Total risk weighted assets	46.2	40.1	15%
FTEs	**5,711**	**5,499**	**4%**

risk-related costs calculated on an annual basis came to 49 basis points of the average risk-weighted items, in line with the average of the past five years. The addition in the first half of 2004 was exceptionally low as a result of a release of provisions.

Corporate bank of the year

Rabobank has once again been awarded the title 'Corporate Bank of the Year', following a survey by the Dutch financial daily Het Financieele Dagblad, Vallstein consultancy and Erasmus University. The survey was conducted among companies with turnover exceeding EUR 10 million. Rabobank scored particularly well on the quality of its services.

Lending shows strong growth

Private sector lending climbed 14% to EUR 51.1 billion, with the food & agri sector showing the strongest growth. Lending to this sector went up by 28% to over EUR 20 billion.

Around half of the increase in total lending was attributable to the international retail banking operations. At 30 June 2005, this business unit had loans outstanding for an amount of EUR 16.1 (13.2) billion, an increase of 22% on the end of 2004. The activities in Australia and the US in particular reported excellent growth of 30% and 33%, respectively. Growth was boosted by higher Australian dollar and US dollar exchange rates.

During the period under review, Rabobank International announced its intention to further reinforce its presence in Brazil, particularly in the field of agricultural loans.

Asset management and investments

Operating profit before taxation from asset management and investment operations, consisting of Robeco Group, Schretlen & Co, Effectenbank Stroeve, Alex and International Private Banking & Trust, increased by 26% to EUR 106 million, thanks to the strong growth in commission income and a modest increase in expenses.

Higher income and limited growth in expenses

Total income rose EUR 28 million to EUR 339 million, an increase of 9%. The 20% increase in commission to EUR 292 million was higher than the entire amount of this growth. In addition to higher asset management fees, there was also a relatively sharp increase in the fees for introducing new products in particular. Net interest slumped EUR 20 million to EUR 16 million due to higher interest expenses.

Results *(in EUR millions)*	2005-1	2004-1	Change
Interest	16	36	-56%
Commission	292	244	20%
Other income	31	31	0%
Total income	**339**	**311**	**9%**
Staff costs	135	132	2%
Other operating expenses	98	94	4%
Total expenses	**233**	**226**	**3%**
Gross result	**106**	**85**	**25%**
Value adjustment to receivables	-	1	
Operating profit before taxation	**106**	**84**	**26%**
Number of orders in the Netherlands (in EUR millions)	2.8	3.1	-10%

	30-06-'05	31-12-'04	
Assets managed and held in custom (in EUR billions)	217	200	9%
For clients	150	140	7%
Investment portfolio	67	60	12%
FTEs	1,841	1,886	-2%

Operating expenses edged up 3% to EUR 233 million. Regular salary rises were largely offset by a fall in the number of FTEs.

Increase in assets managed and held in custody

Assets managed and held in custody by Rabobank Group increased by 9% to EUR 217 billion. Of this amount, EUR 67 billion relates to the Group's own investment portfolio and EUR 150 billion to assets managed and held in custody for clients.

Assets managed and held in custody for clients increased by EUR 10 billion, mainly thanks to positive investment results and a higher US dollar exchange rate. The inflow of new assets was disappointing, with just a small net inflow achieved. The US activities of Robeco in particular reported a relatively large outflow of assets following the departure of an investment team.

Of the assets managed and held in custody for clients, 46% consists of shares, 35% of fixed-interest securities and 19% of cash and other asset categories, including hedge funds and private equity.

The key Robeco Group funds, including Robeco and Rolinco, reported good investment results for the first half of the year, with their returns outstripping the benchmark.

Lower number of orders

The number of securities and in-house fund orders handled in the Netherlands fell by 10% in the past six months to 2.8 million. The local banks saw the number of orders for in-house funds rise by 3%, but this was offset by a 12% drop in the number of securities orders. Alex, too, was not able to match the level of orders handled in the first half of 2004 and saw its number of orders drop by 7%.

Insurance

Rabobank Group's insurance activities had an excellent six months. Interpolis reported an operating profit before taxation of EUR 223 million, an increase of 74%, thanks to a sharp rise in the result from operations and higher realised price gains on investments.

Impressive increase in result from operations

The result from operations for the first half of the year amounted to EUR 149 million, compared with EUR 92 million for the same period of last year. This represents a rise of 62%. This increase is mainly due to the good results from non-life insurance activities (private individuals and businesses) of EUR 84 (47) million. Growth, combined with lower claims paid and lower costs, led to a sharp increase in profit.

Results (in EUR millions)	2005-1	2004-1	Change
Operating profit before taxation	223	128	74%
Result from operations	149	92	62%
Result from investments	74	36	106%
Premium income	2,236	2,204	1%
Life insurance	1,203	1,270	-5%
Non-life insurance	907	846	7%
Reinsurance	126	88	43%
Income from services	120	124	-3%
Pension services	68	67	1%
Occupational health & safety reintegration	49	52	-6%
Other	3	5	-40%

	30-06-'05	31-12-'04	
Solvency	233%	225%	
FTEs	5,189	5,173	0%

Despite falling premium income, the result on life insurance activities went up by 4% to EUR 27 million. The result achieved by the People & Work sector also increased, mainly due to lower costs and favourable claim amounts paid. This sector focuses on occupational health & safety and reintegration activities and on income protection insurance in the event of illness or disability.

Increase in realised price gains on investments

Realised price gains on investments of EUR 74 million were more than double the amount for the same period of 2004. This increase is attributable to higher realised gains on the bonds and share investment portfolio, partly thanks to the lower interest rates and higher share prices.

Higher reserves and solvency

Reserves at 30 June 2005 amounted to EUR 2.0 billion, against EUR 1.8 billion at year-end 2004. The increase is attributable to a higher revaluation reserve due to the higher prices on the bond and share markets and the addition of the result for the period. As a result of the reserves increase, the solvency position at the end of June 2005 further improved, reaching 233% of the requirement set by the Dutch Central Bank.

Premium income remains steady

Premium income increased fractionally in the first six months of the year to EUR 2,236 million, compared with EUR 2,204 million for the same period of 2004. The success of the *Alles in één Polis®* and *Bedrijven Compact Polis* policies helped boost the income from non-life insurance activities by 7% to EUR 907 million.

Income from life insurance activities dropped by 5% to EUR 1.2 billion. A shift was visible in life insurance taken out by private individuals from single premium policies to recurring premium policies. The income from single premium policies and immediate annuities stagnated mainly as a result of the stiff competition on these markets.

Leasing

Operating profit before taxation of De Lage Landen, Rabobank Group's leasing subsidiary, increased by 39% in the first half of 2005 to EUR 114 million, thanks to higher income and lower risk-related costs.

Steady growth in income and expenses

Income went up 12% to EUR 353 million. This growth is in line with that for the past few years. The majority of the increase was attributable to net interest, which went up by 10% to EUR 248 million. The growth in this item was therefore lower than the growth of the lease portfolio, because of the declining interest margins caused mainly by lower interest rates on new loans granted in the US. The higher commission income was due to a reclassification of other income as commission.

Results (in EUR millions)	2005-1	2004-1	Change
Interest	248	226	10%
Commission	24	14	71%
Other income	81	74	9%
Total income	**353**	**314**	**12%**
Staff costs	116	102	14%
Other operating expenses	76	75	1%
Total expenses	**192**	**177**	**8%**
Gross result	**161**	**137**	**18%**
Value adjustment to receivables	47	55	-15%
Operating profit before taxation	**114**	**82**	**39%**
Risk-related costs (in basis points)	**68**	**82**	**-17%**

	30-06-'05	31-12-'04	
Leaseportfolio (in EUR billions)	14.6	12.9	13%
Europe	7.4	7.0	7%
America	6.9	5.8	20%
Rest of the world	0.2	0.1	36%
FTEs	**2,906**	**2,749**	**6%**

Total operating expenses rose by 8% to EUR 192 million. This increase is fully attributable to the 14% rise in staff costs to EUR 116 million, caused by a 6% increase in the workforce due to organic growth, regular salary rises and higher pension costs.

Decrease in value adjustments to receivables

The item value adjustments to receivables decreased by EUR 8 million to EUR 47 million. This decline reflects the improved quality of the lease portfolio, which was already visible in the second half of 2004. Calculated on an annual basis, risk-related costs amounted to 68 basis points of the average lease portfolio, a fall of 14 basis points compared with the first half of 2004.

Healthy growth of the lease portfolio

The lease portfolio grew by 13% in the first six months of the year to EUR 14.6 billion. Despite sluggish economic growth in Europe, De Lage Landen expanded its portfolio in this region by 7% to EUR 7.4 billion. Excellent growth was achieved in particular in the auto lease and food & agri sectors.

The higher US dollar exchange rate was one of the reasons for the 20% increase in the leasing activities in the US to EUR 6.9 billion. The highest growth rates were reported for the office equipment and food & agri sectors. The joint venture with AGCO, which focuses on the sale of lease contracts in the agricultural sector, is also performing very successfully. In Brazil, the lease portfolio increased by almost 50%.

Real estate

The real estate operations, comprising FGH Bank and Rabo Vastgoed, performed well in the first half of the year. Operating profit before taxation increased by 32% to EUR 54 million, mainly thanks to strong growth in income.

Strong increase in income and expenses

Net interest earned by the real estate operations went up by 14% to EUR 58 million. This increase is fully attributable to the growth of the loan portfolio. Other income doubled to EUR 15 million, thanks to higher commission and project results, as well as higher income from participating interests.

Operating expenses climbed 19% to EUR 19 million, mainly as a result of higher staff costs due to an increase in the number of FTEs and an increase in operating expenses, including higher consultancy fees.

Expansion of loan portfolio

The forecast cautious recovery of the commercial real estate market in the Netherlands did not materialise in the first half of the year. While the demand for office premises did increase slightly, the supply of such premises also remained high. The retail market is also suffering due to lower consumer spending, which puts pressure on income. Despite the continued slump in the commercial real estate market, the loan portfolio of FGH Bank expanded by 3% to EUR 6.7 billion. New business amounted to over EUR 1.2 billion, most of which related to investment financing.

Order portfolio enlarged

The order portfolio of Rabo Vastgoed showed healthy growth. At 30 June 2005, the total land portfolio amounted to 1,940 hectares, an 8% increase compared with year-end 2004. The total land portfolio has a potential capacity of over 27,000 houses and more than 700,000 m^2 in commercial floor space. The housing construction sector developed favourably for Rabo Vastgoed. Following a drop in sales of new houses in 2004, almost 800 houses were sold in the first half of 2005.

Results (in EUR millions)	2005-1	2004-1	Change
Interest	58	51	14%
Other income	15	7	114%
Total income	73	58	26%
Staff costs	10	9	11%
Other operating expenses	9	7	29%
Total expenses	19	16	19%
Gross result	54	42	29%
Value adjustment to receivables	-	1	
Operating profit before taxation	54	41	32%

Other data	30-06-'05	31-12-'04	
Loans portfolio (in EUR billions)	6.7	6.5	3%
Land portfolio (in hectares)	1,940	1,790	8%
FTEs	301	291	3%

Corporate social responsibility

During the presentation of its 2004 Annual Responsibility and Sustainability Report, Rabobank announced its plan to pursue a more businesslike approach to corporate social responsibility (CSR). The pioneering stage, which focused specifically on raising awareness within the Bank, has now been completed. We are now entering the stage of increasing objectivity and review by setting priorities, meeting specific objectives and integrating CSR in the core activities.

Priorities

Priority is being given to the key banking processes. For example, preparations are being made this year for implementing CSR criteria as part of credit risk management, both for large corporates and small and midsize enterprises. This is aimed not only at risk management, but also and predominantly at helping our clients to better anticipate the market opportunities arising from the increased focus of society on sustainability.

Positive assurance report on Annual Responsibility and Sustainability Report

We have also made progress in the reporting of our CSR activities, evidenced by our Annual Responsibility and Sustainability Report 2004. Rabobank Group can boast that it is the first bank in the Netherlands whose Annual Responsibility and Sustainability Report contained a (partially) positive assurance report issued by an external auditor.

Rabobank concludes the largest ever green financing deal

With a market share of 50%, Rabobank has been market leader in the field of tax-friendly green financing for many years. Rabobank once again demonstrated and reinforced this leading role in the first half of 2005 by granting the largest ever green financing loan to Afval Energie Bedrijf of the municipality of Amsterdam. Via a reserved issue of Rabo Green Bonds, our investment clients in Amsterdam and surrounding areas were successfully encouraged to contribute to the financing of this innovative waste-to-energy company.

Greener lease scheme

Finally, as part of our own operations, we have decided to use more environment-friendly leased cars (greener lease scheme). In this way, Rabobank wishes to make its contribution to the reduction of CO_2 emissions.

Interim figures 2005

Consolidated balance sheet [2] (after profit appropriation)

(in EUR millions)	30-06-2005	31-12-2004
Assets		
Cash	8,006	7,269
Banks	43,646	41,050
Financial assets held for trading purposes	34,458	32,646
Other financial assets carried at fair value with changes in value taken to profit or loss	28,393	32,498
Derivatives	33,326	32,035
Lending	292,168	274,925
Financial assets available for sale	54,480	48,320
Financial assets held to maturity	2,165	2,207
Participating interests	710	712
Goodwill and other intangibles	311	206
Property and equipment in use by the Bank	3,375	3,313
Property not in use by the Bank	444	478
Deferred tax assets	1,210	1,076
Other assets	7,181	6,900
Total assets	509,873	483,635
Liabilities		
Banks	94,569	96,444
Funds entrusted	173,747	177,482
Derivatives and other trading liabilities	37,614	39,171
Liabilities arising from trading activities	6,804	7,090
Debt securities	137,402	109,460
Other liabilities	10,010	7,669
Liabilities arising from insurance activities	19,114	17,882
Provisions	1,102	1,081
Deferred taxation	496	306
Provision for employee schemes	1,965	1,958
Subordinated loans	3,296	2,129
	486,119	460,672
Member Capital	3,851	3,840
Retained earnings and other reserves	14,798	13,978
Trust Preferred Securities III to VI	2,075	1,876
Reserves	20,724	19,694
Third-party interests	3,030	3,269
Group equity	23,754	22,963
Total equity and liabilities	509,873	483,635

2) The figures for 2004 have not been audited.

Consolidated profit and loss account [3]

(in EUR millions)		First half of 2005		First half of 2004
Income				
Interest		3,667		3,611
Commission		1,299		1,121
Other income		148		119
Total income		5,114		4,851
Expenses				
Staff costs	2,085		2,033	
Other administrative expenses	1,185		1,243	
Depreciation and capitalised costs	142		162	
Total expenses		3,412		3,438
Value adjustments to receivables		249		172
Operating profit before taxation		1,453		1,241
Tax on operating profit		426		320
Operating profit/Group profit after taxation		1,027		921
Third-party interests		86		81
Net profit		941		840

3) The figures for 2004 have not been audited.

Movements in reserves [4]

(in EUR millions)	First half of 2005	First half of 2004
Balance reserves at 1 January	19,694	16,280
Net profit	941	840
Payments on Member Capital	(101)	(108)
Payments on Trust Preferred Securities III to VI	(46)	-
Other	236	(10)
Balance reserves at 30 June	20,724	17,002

Cash flow statement [4]

(in EUR millions)	First half of 2005	First half of 2004
Balance of cash and cash equivalents at 1 January	6,862	6,772
Net cash flow from operating activities	(21,538)	(10,905)
Net cash flow from investing activities	(6,906)	911
Net cash flow from financing activities	29,162	12,590
Balance of cash and cash equivalents at 30 June	7,580	9,368

4) The figures for 2004 have not been audited.

Review report

Introduction

We have reviewed the interim figures of Rabobank Group for the six month-period ended June 30, 2005, as set out on page 16 up to and including page 18 of this interim report. These interim figures are the responsibility of the executive board of Rabobank Nederland, with its statutory seat in Amsterdam. Our responsibility is to issue a report on these interim figures based on our review.

Scope

We conducted our review in accordance with standards for review engagements generally accepted in the Netherlands. These standards require that we plan and perform the review to obtain moderate assurance about whether the interim figures are free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and therefore provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Opinion

Based on our review, nothing has come to our attention that causes us to believe that these interim figures do not comply with the summary of accounting principles set out on page 20 and page 21. This summary describes how International Financial Reporting Standards ('IFRS') have been applied under IFRS 1, including the assumptions the executive board has made about the standards and interpretations expected to be effective, and the policies expected to be adopted, when the executive board prepares its first complete set of IFRS financial statements as at December 31, 2005.

Emphasis of matter

Without qualifying our opinion above, we draw attention to the fact that the annexe within page 20 and page 21 explains why there is a possibility that due to continued developments in (endorsed) IFRS the interim financial statements may require adjustment before constituting the final IFRS financial statements. Moreover, we draw attention to the fact that, under IFRS, only a complete set of financial statements with comparative financial information and explanatory notes can provide a fair presentation of the company's financial position, and results of operations in accordance with IFRS.

Utrecht, 1 September 2005

For Ernst & Young Accountants

N.M. Pul Chr.J. Westerman

5) Rabobank Group consists of Coöperatieve Centrale Raiffeisen-Boerenleenbank BA in Amsterdam, its affiliated Rabobanks, Interpolis NV in Tilburg, Robeco Groep NV in Rotterdam, De Lage Landen International BV in Eindhoven, Schretlen & Co NV in Amsterdam, Effectenbank Stroeve NV in Amsterdam, FGH Bank NV in Utrecht, Rabohypotheekbank NV in Amsterdam, Onderlinge Waarborgmaatschappij Rabobanken BA in Amsterdam and their group companies.

Annexe: Application of IFRS

General

With effect from 1 January 2005, Rabobank Group, in line with listed companies in the European Union, applies International Financial Reporting Standards (IFRS) for external reporting purposes.

Rabobank Group has adopted all IFRS standards endorsed as at 31 December 2004, with the exception of one area. The IASB recently published a new framework on the designation of financial liabilities (and assets) to be valued at fair value via the profit and loss account (fair value option). Rabobank Group applies these revised standards to certain debt instruments. The revised standards have not yet been endorsed by the European Commission, but this is expected to happen later this year. This change enables us to continue to manage such instruments in a manner consistent with our current risk management methods. Given the recent nature of the IASB's proposal, the impact for 2004 is not yet known, and therefore the comparative figures presented could change.

At the beginning of 2006, Rabobank Group will present its 2005 financial statements fully in accordance with IFRS standards then approved by the European Commission. The standards approved at that time may be different from the standards the Bank currently applies. For this reason, the comparative figures as presented might change.

Summary of accounting policies under IFRS

Application dates

IFRS allow a choice of first-time application dates for certain standards. Rabobank has opted for application of IAS 32 and IAS 39 as from 1 January 2004.

Accounting policies

On certain subjects, IFRS offer a choice of accounting treatment. For the main choices, Rabobank has opted for the following treatment[6]:

- Recording on transaction date: all purchases and sales of financial assets for which the transfer of the asset takes place within a set period in line with standard market practice are recognised on the transaction date. Under Dutch GAAP, some of these transactions were recognised on the settlement date.
- Buildings for the Bank's own use, tangible and intangible fixed assets are carried at cost, less accumulated depreciation or amortisation and impairments. Under Dutch GAAP, property in use by the Bank was carried at current cost, derived from their replacement value based on continuity and functionality.
- Interests in joint ventures are consolidated proportionally (same treatment as under Dutch GAAP).
- Investment property is carried at fair value, with changes in value taken to the profit and loss account (same treatment as under Dutch GAAP).
- Pensions: Rabobank continues to apply the corridor method under IFRS. The corridor was set at nil on 1 January 2004.
- Under Dutch GAAP, goodwill was charged direct to reserves, whereas under IFRS goodwill is capitalised.
- Under Dutch GAAP, the provision for loan losses was calculated as a general provision. Under IFRS, an impairment adjustment is recognised on receivables if there are indications that this is necessary. For this purpose, IFRS prescribes the discounting of expected future cash flows.
- Under Dutch GAAP, deferred tax items were carried at present value. Under IFRS, a deferred tax item is carried at its non-discounted value. This impact of this change is limited.

6) For some subjects, IFRS are compared with Dutch GAAP for clarification purposes. These accounting policies are set out in Rabobank Group's 2004 financial statements.

A number of IFRS rules are discussed below.

Derivatives

IFRS stipulate that derivatives be recognised on the balance sheet at fair value. Changes in the fair value are taken direct to the profit and loss account. Under Dutch GAAP, only derivatives held for trading purposes were recognised on the balance sheet. Rabobank Group applies the fair value hedge method for derivatives which it uses to limit the interest rate risk of certain assets. Under this method, changes in the fair value of the derivative are added to or deducted from the carrying value of the hedged asset or liability. The additions and deductions are also taken to the profit and loss account, so that the adjustments cancel each other out.

Financial instruments

IFRS identify four categories of financial asset, prescribing a different valuation method for each category:

- Loans and receivables: valued at amortised cost less any necessary impairments, with the regular amortisation taken to profit or loss;
- Investments held to maturity: consisting of instruments with fixed or negotiable payments, which Rabobank definitely intends and is able to hold until maturity. The valuation method is the same as that for loans and receivables;
- Financial assets: carried at fair value, with changes in value taken to profit or loss, comprising:
  (i) financial assets held for trading purposes, and
  (ii) financial assets that Rabobank irrevocably recognises at fair value on acquisition, with changes in value taken to profit or loss;
- Financial assets available for sale (residual category): carried at fair value with changes in value taken direct to reserves. On the sale of such assets, the related amounts taken to reserves are recognised in the profit and loss account. Under Dutch GAAP, the swap results on investments were recognised as interest income evenly over the remaining terms to maturity of the corresponding securities.

Financial liabilities are carried at amortised cost, with the exception of derivatives, items in trading portfolios, and a few liabilities for which the fair value option is applied.

Consolidation

Equity interests are consolidated if the substance of the relationship indicates that Rabobank has control over them. Interests in joint ventures - contractual agreements under which Rabobank and other parties enter into an economic activity over which they exercise joint control - are consolidated proportionally. Investments in associated companies - investments in which Rabobank has significant influence but no control, and usually holds between 20% and 50% of the voting rights - are accounted for using the equity method. Non-consolidated interests held by venture capital companies are carried at fair value, with changes in value being taken direct to the profit and loss account (under Dutch GAAP they are accounted for via the revaluation reserve).

First-time adoption of IFRS

IFRS 1, First-time Adoption of International Financial Reporting Standards, requires a retroactive application of IFRS on the first application. In order to simplify the application of IFRS, the standard includes optional exemptions. Rabobank applies the following exemptions:

Business combinations that were effected before 1 January 2004 will not be restated under IFRS. Accordingly, the goodwill paid and charged to reserves before this date will not be adjusted.

Employee benefits. IFRS offers the possibility to include all the outstanding actuarial profits and losses, which were not yet recognised in the profit and loss account, under reserves in the opening balance sheet. Rabobank applies this option. Rabobank will also apply the corridor method under IFRS (from 1 January 2004), according to which actuarial differences within a defined range are not taken to the profit and loss account.

Cumulative translation differences. The cumulative translation differences for all foreign activities were set to nil on the transition date to IFRS. Any profit or loss made on the disposal of a foreign activity will not take into account translation differences that arose prior to the date of transition to IFRS.

Profile of Rabobank Group

Rabobank Group is a financial services provider operating on the basis of cooperative principles, while offering an extensive range of financial services and products. Its origins are in the local loan cooperatives that were founded in the Netherlands more than a century ago by enterprising people who had virtually no access to the capital market. The local Rabobanks that evolved from this have a long tradition in the agricultural sector and in small and medium-sized enterprises.

The Rabobank Group comprises 269 independent local cooperative Rabobanks in the Netherlands plus their central organisation Rabobank Nederland and its domestic and international subsidiaries. Rabobank serves more than 9 million private individuals and corporate clients in the Netherlands and a growing number abroad. It employs 56,396 staff and is represented in 38 countries.

The Rabobank Group has the highest credit rating (Triple A), awarded by the well-known international rating agencies Moody's and Standard & Poor's. In terms of Tier I capital, the organisation is among the world's fifteen largest financial institutions.

The local Rabobanks and their clients form Rabobank Group's cooperative core business. The banks are members and shareholders of the supralocal cooperative organisation, Rabobank Nederland, which advises and supports the banks in providing local services. Rabobank Nederland further acts as an (international) wholesale bank and as a bankers' bank to the Group and is the holding company of a large number of specialised subsidiaries.

Rabobank Group combines the best of two worlds: the local involvement and personal touch of the local Rabobanks with the expertise and economies of scale of Rabobank Nederland and its subsidiaries.

Ambition

Rabobank Group's ambition is to be the largest, best and most innovative all-finance service provider in the Netherlands. With their cooperative structure and a current membership of almost 1.5 million, the local Rabobanks are firmly rooted in society. In the Netherlands, Rabobank may justifiably call itself committed, near-you and a leader.

In addition, the Group wishes to excel in sustainable entrepreneurship and banking throughout the world, as would befit its identity and position in society. In the years ahead, Rabobank Group will further integrate corporate social responsibility in its core activities.

Our values

Rabobank Group offers all the financial services needed by clients as they participate in an economy-driven modern society. The Group strives to ensure that its services are continually adjusted and updated so that they always meet the needs of both private individuals and businesses. We believe that sustainable growth in prosperity and well being requires careful nurturing of natural resources and the living environment.
We aim to contribute to this development with our activities. We respect the culture and traditions of the countries where we operate, insofar as these do not conflict with our own objectives and values.

In all our actions, we focus on our clients' best interests. We create customer value by:

- providing those financial services considered best and most appropriate by our clients;
- ensuring continuity in the services provided with a view to the long-term interests of the client;
- showing commitment to our clients and their environment, so that we can contribute to achieving their ambitions.

Rabobank Group structure [7]



9 million clients
1.49 million members
269 member banks
Rabobank Nederland
Wholesale banking and international retail banking
Market support domestic retail banking
Group departments
• Corporate Clients
• Rabobank International
• Private individuals
• SME
• Private Banking
• Co-operative and Management Issues
• Group ICT
• Credit control
• Shared Services & Facilities
• Other corporate departments and services
Insurance, Pensions Occupational health and safety
Asset management Investment
Leasing
Real estate
Other Group units
• Interpolis
• Robeco Group
• Schretlen & Co
• Alex
• De Lage Landen
• Rabo Vastgoed
• FGH Bank
• Obvion

7) Effectenbank Stroeve and Gilde are not included in the Rabobank Group structure, as they were sold after the period under review.

Colophon

Published
Rabobank Nederland Communications

Art direction and design
Borghouts Design, Haarlem

Photographs
Tjeerd Fonk, Amsterdam

English translation
Ernst & Young Translation Bureau, The Hague

Production co-ordination
Kobalt Media Services, Amstelveen

Prepress
NEROC'VGM, Amsterdam

Printers
Thieme, Amsterdam

Materials used
This report was printed using environmentally friendly materials. Mineral oil-free Reflecta ECO ink was used on 250 gram and 135 gram PhoeniXmotion Xantur paper.

Disclaimer
This Report is a translation of the Dutch Report. In the event of any conflict in interpretation, the Dutch original takes precedence.

Annual Reports
Rabobank Group publishes the following Annual Reports:

- Annual Report 2004
  (in Dutch and in English)
- Consolidated Financial Statements 2004 and other information
  (in Dutch and in English)
- Annual Responsibility and Sustainability Report 2004
  (in Dutch and in English)
- Interim Report 2005
  (in Dutch and in English)

For copies of these reports please contact Rabobank Nederland, Communications.
Croeselaan 18, 3521 CB Utrecht
Postbus 17100, 3500 HG Utrecht
Telephone +31 (0)30 - 216 22 98
Fax +31 (0)30 - 216 19 16
E-mail jaarverslagen@rn.rabobank.nl

More annual reports on the Internet
www.rabobankgroep.nl/reports



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